
10011512



Annual Report 2009



China unicom 中国联通

CHINA UNICOM (HONG KONG) LIMITED
Incorporated in Hong Kong with limited liability

Stock Code: 0762



10th Anniversary

2009

nuary, China United
Communications
tion Limited, a wholly-
subsidiary of the
y, was granted approval
te 3G digital cell
s with WCDMA
gy nationwide in China.

ptember, the Company
fónica entered into a
rategic alliance and a
nvestment agreement.





沃
WO
精彩在沃

The new logo of "**WO**" represents the brand new service philosophy and innovative brand spirit of China Unicom.

10th Anniversary - Major Events

2000 2001 2002 2003

2000

- On 8 February, the Company was incorporated in Hong Kong.
- On 21 & 22 June, the Company was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong and the IPO raised US$5.653 billion.

2001

- On 1 June, the Company was included as a constituent stock of Hang Seng Index.

2002

- On 9 October, China United Telecommunications Corporation Limited ("A Share Company") successfully launched a public listing on the Shanghai Stock Exchange, raising RMB11.5 billion. The company became the first telecom services operator in China to get listed in Hong Kong, New York and Shanghai.
- On 31 December, the Company completed the acquisition of GSM mobile communication services in nine provinces, municipality and Autonomous Regions including Jilin.

2003

- On 31 December, the Company completed the acquisition of GSM mobile communication services in nine provinces and Autonomous Regions including Shanxi; and also completed the sale of the entire interests in Guoxin Paging to Unicom Group.

2004

- On 19 July, our parent company Unicom Group celebrated its tenth anniversary. The Company's mobile subscribers exceeded 100 million.
- On 20 July, A Share Company successfully raised RMB4.5 billion.


2004
2005
2006
2007
2008
2009

2005

- On 20 June, to celebrate the 5th anniversary of the listing, Mr Chang Xiaobing, Chairman and CEO, rang the Opening Bell at the New York Stock Exchange.

2006

- On 5 July, the Company successfully issued an aggregate principal amount of US$1 billion convertible bond to SK Telecom Co. Ltd. of Korea and both parties entered into a strategic alliance framework agreement.

2007

- On 31 December, the Company successfully acquired its cellular businesses and GSM network assets in Guizhou Province from the parent company and completed the overall listing of the relevant operations in the PRC.

2008

- On 1 October, the Company completely the disposal of its CDMA Business to China Telecom.
- On 15 October, the merger of China Unicom with China Netcom became effective and the Company changed its company name to "China Unicom (Hong Kong) Limited" ("China Unicom').
- On 16 December, the Company announced its proposed acquisitions of certain assets and business related to its core business from Unicom Group and Netcom Group and the lease of telecommunications networks across 21 provinces in Southern China from Unicom Group.

2009

- On 7 January, China United Network Communications Corporation Limited, a wholly-owned subsidiary of the Company, was granted approval to operate 3G digital cell business with WCDMA technology nationwide in China.
- On 6 September, the Company and Telefónica entered into a broad strategic alliance and a mutual investment agreement.

3G Services



On 1 October 2009, the Company officially launched 3G services in 285 cities. As at the end of 2009, the number of cities covered by 3G commercial services

increased to 335







Contents





Financial Sections



Company Profile



China Unicom (Hong Kong) Limited (the "Company") was incorporated in Hong Kong in February 2000 and was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index.

The Company merged with China Netcom Group Corporation (Hong Kong) Limited on 15 October 2008. The ultimate parent company of the Company, China United Network Communications Group Company Limited ("Unicom Group") also gained approval and officially merged with China Network Communications Group Corporation ("Netcom Group") on 6 January 2009.



As of 31 March 2010, Unicom Group held 57.81% of the shares in the Company through China United Network Communications Limited ("A Share Company"), China Unicom (BVI) Limited and China Netcom Group Corporation (BVI) Limited; the public investors of the A Share Company held 13.20% of the shares in the Company through A Share Company's shareholding in China Unicom (BVI) Limited; Telefónica Internacional S.A.U. held 8.37% of the shares in the Company. The remaining 20.62% of the shares in the Company are held by public investors in Hong Kong and New York.

On 7 January 2009, China United Network Communications Corporation Limited, a wholly-owned subsidiary of the Company, was granted the license to operate 3G digital cell business with WCDMA technology nationwide in China. The Company officially launched 3G services on 1 October 2009.

At present, the Company is engaged in GSM and WCDMA cellular business in 31 provinces, municipalities and autonomous regions in China, the provision of fixed-line voice, broadband and other Internet-related services, information and communications technology services, business and data communications services, and other related telecommunication value-added businesses.



Shareholding Structure

China United Network Communications Group Company Limited

2 other promoters

Public Shareholders

61.05% | 0.01% | 38.94%

China United Network Communications Limited

100% | 17.90% | 82.10%

China Netcom Group Corporation (BVI) Limited

China Unicom (BVI) Limited

Telefónica Internacional, S.A.U.

Others Public Shareholders

29.74% | 41.27% | 8.37% | 20.62%

China Unicom (Hong Kong) Limited

100% China United Network Communications Corporation Limited

100% China Netcom Group Corporation (Hong Kong) Limited

100% China Unicom (Hong Kong) Operations Limited

100% China Unicom (Americas) Operations Limited

100% China Unicom (Singapore) Operations Pte. Ltd.

100% China Unicom (Europe) Operations Limited

100% China Unicom (Japan) Operations Corporation

(As at 31 March 2010)

Corporate Information

DIRECTORS

Chang Xiaobing
Executive Director, Chairman and Chief Executive Officer

Lu Yimin
Executive Director and President

Zuo Xunsheng
Executive Director and Senior Vice President

Tong Jilu
Executive Director and Chief Financial Officer

Cesareo Alierta Izuel
Non-Executive Director

Wu Jinglian
Independent Non-Executive Director

Cheung Wing Lam Linus
Independent Non-Executive Director

Wong Wai Ming
Independent Non-Executive Director

John Lawson Thornton
Independent Non-Executive Director

Timpson Chung Shui Ming
Independent Non-Executive Director

AUDIT COMMITTEE

Wong Wai Ming (Chairman)
Wu Jinglian
Cheung Wing Lam Linus
John Lawson Thornton
Timpson Chung Shui Ming

REMUNERATION COMMITTEE

Wu Jinglian (Chairman)
Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Timpson Chung Shui Ming

QUALIFIED ACCOUNTANT AND COMPANY SECRETARY

Chu Ka Yee

AUDITOR

PricewaterhouseCoopers

LEGAL ADVISORS

Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

REGISTERED OFFICE

75th Floor, The Center,
99 Queen's Road Central,
Hong Kong
Tel: (852) 2126 2018

MAJOR SUBSIDIARY

China United Network Communications Corporation Limited
No. 21 Financial Street,
Xicheng District,
Beijing 100140, P.R.C.
Tel: (86) 10 6625 9550

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York Mellon
101 Barclay Street,
New York, NY 10286,
USA

PUBLICATIONS

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission by 30 June 2010. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong
China Unicom (Hong Kong) Limited
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

United States
The Bank of New York Mellon
101 Barclay Street,
New York, NY 10286,
USA

STOCK CODE

Hong Kong Stock Exchange: 0762
New York Stock Exchange: CHU

COMPANY WEBSITE

www.chinaunicom.com.hk

Financial Highlights

	2009 RMB in billion	2008 (Note 1) RMB in billion
Revenue	**153.95**	159.79
Profit for the year	**9.56**	35.40
Basic earnings per share	**RMB0.40**	RMB1.49
Continuing operations:		
In accordance with International Financial Reporting Standards/Hong Kong Financial Reporting Standards		
Telecommunications service revenue	**149.59**	152.83
Profit for the year	**9.56**	7.83
Adjusted EBITDA	**59.85**	57.68
On comparable basis		
Telecommunications service revenue (Note 2)	**149.10**	150.95
Profit for the year (Note 3)	**9.61**	14.84
Adjusted EBITDA (Note 4)	**60.12**	68.63

Note 1: The Company completed the acquisition of fixed-line business across the 21 provinces in Southern China, and three subsidiaries in January 2009, which is accounted for in accordance with Accounting Guideline 5 "Merger accounting for common control combinations" ("AG 5") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") in November 2005 by applying merger accounting. Under IFRS, the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRS. The acquired assets and liabilities are stated at historical cost, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

Note 2: In order to ensure the comparability of revenue amounts, the non-comparable factors below which are reflected in the figures of current year and last year are therefore excluded for additional analysis purpose:

(1) deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008, and

(2) interconnection revenue of RMB0.99 billion between certain fixed-line business and the discontinued operations of the CDMA business for 2008.

Note 3: In order to ensure the comparability of profit before tax and profit for the year, the non-comparable factors below which are reflected in the figures of current year and last year are therefore excluded for additional analysis purpose:

(1) deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008,

(2) the gain of RMB0.04 billion from the non-monetary assets exchange for 2009 and RMB1.31 billion for 2008,

(3) the lease fee of RMB2.00 billion for the telecommunications networks of 21 provinces in Southern China for 2009 (The Company completed the acquisition of fixed-line business across the 21 provinces in Southern China, backbone assets in Northern China and three subsidiaries in January 2009. The underlying network assets of 21 provinces in Southern China are owned by Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon") after the acquisition, and have been operated by the Company under operating lease from Unicom New Horizon since 2009. Since the comparative figures of 2008 included all fixed-line business revenue and operating cost of the telecommunication network of Southern China, but not the depreciation and amortization of the underlying network asset, finance cost attributable to construction of the network and the lease fee for the telecommunications networks of 21 provinces in Southern China, the figures for 2009 therefore exclude this lease fee.),

(4) realised gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009 and,

(5) impairment loss of RMB11.84 billion on PHS related equipment in 2008.

Note 4: EBITDA represents profit for the year before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Adjusted EBITDA represents EBITDA excluding non-comparable factors such as deferred fixed-line upfront connection fees, lease fee for the telecommunications networks of 21 provinces in Southern China, realised gain on changes in fair value of derivative financial instrument and impairment loss on PHS service related equipment in 2008. From the perspective of cash flow and continuing operations, the above non-comparable factors are not considered as the Company's operating performance, the Company therefore believes that adjusted EBITDA excluding the above non-comparable factors not only could provide more meaningful supplemental information to management and investors, but also facilitate them to evaluate the Company's performance and liquidity.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect operating performance, financial capability and liquidity, they should be considered in addition to, and are not substitutes for or superior to, the measure of financial performance prepared under generally accepted accounting principles ("GAAP ") as they do not have any standardised meaning under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

2009 Major Events



6 January

The State-owned Assets Supervision and Administration Commission of the State Council ("SASAC") approved the merger of China United Telecommunications Corporation and China Network Communications Group Corporation. After the merger, the company name for the new group becomes China United Network Communications Group Company Limited ("Unicom Group").

7 January

The Ministry of Industry and Information Technology of the People's Republic ("MIIT") granted the license for Unicom Group to operate 3G digital cell business with WCDMA technology in China. MIIT also granted approval for Unicom Parent to license China United Network Communications Corporation Limited, a wholly-owned subsidiary of the Company, to operate 3G digital cell business with WCDMA technology nationwide in China.

30 January

The Company and Telefónica signed a Business Cooperative Framework Agreement to deepen their cooperation in the areas of 3G services and broadband applications.


2009

28 April

The Company launched a unified service brand "WO" and shifted from the use of multi-brands to one corporate brand for its full range of services.

17 May

The Company officially launched 3G trial services in 55 cities.

6 September

The Company and Telefónica entered into a broad strategic alliance and a mutual investment agreement

28 September

The Company announced the official launch of 3G services in 285 cities of China on 1 October.

30 October

In partnership with Apple Inc., the Company launched a ceremony in Beijing to commence the first sale of iPhones.

5 November

The Company completed the purchase of 899,745,075 Shares owned by SKT by means of an off-market share repurchase. The Company believes this share repurchase would be beneficial for maximising shareholder value.

Chairman's Statement



Chang Xiaobing
Chairman & CEO

Dear Shareholders,

In 2009, faced with the challenges brought by the global financial crisis, the intensified industry competition and the opportunities arising from the broadband Internet and 3G businesses, the Company fully integrated resources, actively developed the market and accelerated network construction. The overall business development remained steady, the revenue structure was gradually improved and the network capacity increased substantially, laying a solid foundation for the future development of the Company.

FINANCIAL PERFORMANCE

In 2009, revenue of the Company totaled RMB153.95 billion. After excluding deferred fixed-line upfront connection fee of RMB0.49 billion, telecommunications service revenue after adjustment (Note 1) would be RMB149.10 billion, representing a decrease of 1.2% over last year when compared on the same basis, of which telecommunications service revenue from mobile business was RMB69.77 billion, representing an increase of 8.6% over last year, while telecommunications service revenue from fixed-line business after adjustment would be RMB79.06 billion, representing a decrease of 8.5% over last year when compared on the same basis. Of the revenue from the fixed-line business after adjustment, revenue from fixed-line broadband services was RMB23.90 billion, representing an increase of 14.0% over last year.

In 2009, profit of the Company was RMB9.56 billion, representing an increase of 22.1% as compared with profit from the continuing operations of last year. Due to the decline of fixed-line voice business and the 3G business being at the initial stage of operation, this represented a decrease of 35.2% over last year when compared on the same basis (Note 2). Basic earnings per share was RMB0.402.

As at 31 December 2009, total interest-bearing debts of the Company were RMB74.46 billion. Debt-to-capitalisation ratio was 26.5%. The Company's debt-to-capitalisation structure was solid.

Based on the Company's financial position in 2009 and taking into account the development needs of the mobile and fixed-line broadband businesses, the Board recommends the payment of a final dividend of RMB0.16 per share for the year ended 31 December 2009.

BUSINESS PERFORMANCE

In 2009, the Company conducted full-service operation on a comprehensive basis. The mobile and fixed-line broadband businesses continued to maintain growth while the fixed-line voice business was still under the declining pressure; business revenue structure gradually improved; network communications capability significantly enhanced; and international cooperation achieved positive progress.

The GSM business continued to grow. The Company continued to develop the subscriber market, strengthened the marketing of value-added services with focus on services such as GPRS and SMS. As at 31 December 2009, the total number of GSM subscribers reached 144.845 million, representing an increase of 8.6% over last year. Telecommunications service revenue from the GSM business was RMB69.000 billion, representing an increase of 7.4% over last year. Of which, revenue from the GSM value-added services accounted for 27.3% of the revenue from GSM mobile services, representing an increase of 2 percentage points over last year.

3G services commercially launched and saw a favourable development trend. On 1 October 2009, the Company officially launched 3G services in 285 cities. As at 31 December 2009, the number of cities covered by 3G commercial services increased to 335 and the total number of 3G subscribers reached 2.742 million, of which the handset subscribers reached 83.7%. The ARPU of 3G subscribers reached RMB141.7.

To develop 3G business, the Company adopted a unified marketing strategy nationwide for its products, tariffs and terminals. The Company launched various innovative 3G service products to drive consumption of data services; implemented multi-channel 3G business sale and marketing; and provided subscribers with convenient and high-quality service experience. The Company also launched a unified 3G e-sales service management system to provide unified e-service support for various sales channels.

The fixed-line broadband business saw rapid growth while the fixed-line voice business still faced declining pressure. The Company made great efforts in facilitating fixed-line broadband upgrading and speed enhancement, and actively developed the fixed-line broadband market. As at 31 December 2009, the total number of local telephone subscribers was 102.822 million, representing a decrease of 6.2% over last year; the total number of fixed-line broadband subscribers reached 38.550 millions, representing an increase of 28.2% over last year. Revenue from the fixed-line broadband business was RMB23.90 billion, representing an increase of 14.0% over last year. It accounted for 30.2% of the revenue in fixed-line telecommunications services after adjustment (Note 1), representing an increase of 5.9 percentage points over last year.

Network capacity was significantly enhanced. The Company made great efforts in constructing 3G networks and rapidly formed an extensive network. As at 31 December 2009, the 3G network had covered 335 cities nationwide with the total number of base stations reaching 107,000. The Company also continued to expand the coverage of the GSM network and improved the quality of the network operation. As at 31 December 2009, the number of GSM base stations increased by 36.7% over last year. The service connection rate increased substantially while the call-drop rate decreased significantly. Fixed-line broadband network capacity continued to increase. Inter-provincial network transmission capacity increased more than 70% over last year. Internet outbound bandwidth increased by 148.0% over last year. The enhancement of network capacity and the improvement of network quality offered strong support to the Company's business development.

International cooperation further strengthened. The Company emphasized the strengthening of 3G industry chain cooperation, aiming to transform industry chain advantages of WCDMA technology into market advantages for the 3G development. On 30 October 2009, in partnership with Apple Inc., the Company commenced the sale of iPhones. The combination of WCDMA network and iPhone handset significantly enhanced the influence of the Company's 3G brand. It further brought a brand new experience to the 3G subscribers. In promoting international cooperation, the Company entered into a strategic alliance and mutual investment agreement with Telefónica Internacional S.A.U. on 6 September 2009. The two parties agreed to deepen their cooperation in various areas.

INTERNAL INTEGRATION

In 2009, faced with a complex situation following industry restructuring, the Company further made clear its development strategy, optimized and consolidated resources in organizational structure, human resources, operations, network and IT systems, service system and brands, and also improved basic management systems such as finance, risk and internal control. The Company progressively pushed forward internal integration and laid a solid foundation for the sustainable development of the Company.

CORPORATE SOCIAL RESPONSIBILITIES

In 2009, the Company actively performed its corporate social responsibilities and spared no efforts in enhancing service standard and ensuring smooth communication; endeavoured to implement energy saving and discharge reduction; and created a healthy network environment. The Company also made great efforts to assist in the informationization of villages and actively participate in disaster relief work, with a view to contributing to the community.

OUTLOOK

Looking forward, the Company will focus on growth and strengthen its competitiveness in order to enhance its industry status and to achieve a leading position in its core businesses.

In 2010, the Company will firmly capture the major trend of the nation's strategy of driving the development of information technology and the upgrading of the telecommunication industry to actively develop the market, increase operation supporting capabilities; enhance execution. The Company will further adjust structure during development and increase vitality during innovation, with a view to enhancing its overall competitive strength.

Stepping up efforts in market development to increase the level of business development: To focus on the target customers to achieve the scale development of 3G subscribers; step up efforts in retaining GSM subscribers and increase the quality of subscriber development to achieve the steady development of the 2G business; actively develop the information technology application market to ensure faster growth of the broadband business; actively adopt measures such as integrated marketing to promote fixed-line and mobile integrated products to mitigate the decline in the fixed-line voice business, and to increase the share of the revenue contributed by the fixed-line non-voice business to over 50%.

Focusing on the development of core businesses to increase the level of operational support: To expedite the enhancement of the sales capability of self-owned channels, social channels and electronic channels; strengthen business and tariff management, improve the branding system and the effective use of marketing resources to increase the level of refined marketing; establish a sound full-process management system on innovative products; expedite the enhancement of information technology support capability; further improve the standard of customer services.

Vigorously promoting network construction to increase the level of network support: To fully consider the needs of subscribers and the requirements of future development, and in accordance with the principle of "a single 2G/3G network" to push forward the construction of the high-quality 3G network and the improvement of the 2G networks; increase the overall broadband access and basic network transmission capacity based on the carrying requirements of the mobile, broadband, integrated businesses; step up efforts in network maintenance and optimization to further improve network quality.

Establishing sound systems and mechanisms to increase fundamental management standard: To integrate the use of resources, optimize the business process to improve the overall operating flow; further enhance overall budgeting, capital and assets, risk and internal control, network information security and other aspects of basic management so as to lay a solid foundation for the sustainable development of the Company.

Lastly, on behalf of the Board of the Company, I would like to express my gratitude to the shareholders, the government and the community for their support to the Company. I would like to take this opportunity to express my heartfelt gratitude to the former director in 2009, Mr. Jung Man Won for his outstanding contribution to the Company during his term of office, and also to the management and all staff members of the Company for their efforts on the development of the Company.

Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 24 March 2010

Note 1: In order to ensure the comparability of revenue amounts, the non-comparable factors below which are reflected in the figures of current year and last year are therefore excluded for additional analysis purpose:

(1) deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008; and
(2) interconnection revenue of RMB0.99 billion between certain fixed-line business and the discontinued operations of CDMA business for 2008.

Note 2: In order to ensure the comparability of profit before tax and profit for the year, the non-comparable factors below which are reflected in the figures of current year and last year are therefore excluded for additional analysis purpose:

(1) deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008;
(2) gain of RMB0.04 billion from the non-monetary assets exchange for 2009 and RMB1.31 billion for 2008;
(3) the lease fee of RMB2.00 billion for the telecommunications networks of 21 provinces in Southern China for 2009;
(4) realised gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009, and
(5) impairment loss of RMB11.84 billion on PHS service related equipment in 2008.

Biographical Details of Directors and Senior Management

Zuo Xunsheng

Chang Xiaobing

Lu Yimin

Tong Jilu



Chang Xiaobing

CHANG XIAOBING *(Chairman and Chief Executive Officer)*

Aged 53, was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelor's degree in telecommunications engineering and received a master's degree in business administration from Tsinghua University in 2001. He received a doctor's degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining China United Telecommunications Corporation, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the former Ministry of Information Industry, as well as Vice President of China Telecommunications Corporation. Mr. Chang was appointed the Chairman of China United Telecommunications Corporation in November 2004. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). He serves as the Chairman of Unicom Group, China United Network Communications Limited ("A Share Company") and China United Network Communications Corporation Limited ("CUCL"), respectively. Mr. Chang has extensive operational and managerial experience in the telecommunications industry.



Lu Yimin

LU YIMIN *(Executive Director and President)*

Aged 46, was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a professor level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor's degree in computer science in 1985 and then was awarded a master's degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined China Network Communications Group Corporation ("Netcom Group") in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets' OTC Market in the U.S.) since May 2008. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of A Share Company, and a Director and President of CUCL. Mr. Lu has extensive experience in government administration and business management.

Biographical Details of Directors and Senior Management



Zuo Xunsheng

ZUO XUNSHENG *(Executive Director and Senior Vice President)*

Aged 59, was appointed as an Executive Director of the Company in October 2008 and a Senior Vice President of the Company in February 2009. Mr. Zuo graduated from Guanghua School of Management of Peking University with an EMBA degree in 2004. From July 1993 to October 1997, Mr. Zuo served as Director of the former Bureau of Telecommunications of Jinan City, Shandong Province. From October 1997 to May 2000, Mr. Zuo served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From May 2000 to April 2002, Mr. Zuo was President of the former Shangdong Telecommunications Company. Mr. Zuo joined Netcom Group as Vice President in April 2002, and served as Senior Vice President of China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") since July 2004, Chief Operating Officer of China Netcom since December 2005, Executive Director and Chief Executive Officer of China Netcom since May 2006 and Chairman of China Netcom since May 2008. In addition, Mr. Zuo has served as a Non-Executive Director and Deputy Chairman of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets' OTC Market in the U.S.) since July 2007. Mr. Zuo is Vice Chairman and Vice President of Unicom Group. Mr. Zuo is also a Director of A Share Company, as well as a Director and Senior Vice President of CUCL. Mr. Zuo is well experienced in telecommunications operations and has rich management experience.



Tong Jilu

TONG JILU *(Executive Director and Chief Financial Officer)*

Aged 51, was appointed in February 2004 as an Executive Director and Chief Financial Officer of the Company. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a doctor's degree in management from the Hong Kong Polytechnic University in 2009. Mr. Tong was Deputy Director General of the Posts and Telecommunications Administration of Liaoning Province, as well as the Posts Office of Liaoning Province. Mr. Tong joined China United Telecommunications Corporation in July 2000. He served first as Chief Accountant and later a Vice President and, from September 2003, a Director of China United Telecommunications Corporation. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). Mr. Tong now serves as a Director, Vice President and Chief Accountant of Unicom Group. He is also a Director of A Share Company, and a Director and Senior Vice President of CUCL. Mr. Tong has extensive experience in the management of telecommunications companies and finance management of listed companies.



Cesareo Alierta Izuel

CESAREO ALIERTA IZUEL *(Non-Executive Director)*

Aged 64, was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta has been a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London) from January 1997 and has been Chairman of Telefónica S.A. since July 2000. Mr. Alierta is a member of the Board of Directors of Telecom Italia (listed on the stock exchange of Milan). He is also a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts' Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company's merger with the French group Seita. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. In September 2005, Mr. Alierta received "The Global Spanish Entrepreneur" award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master's degree of business administration at the University of Columbia (New York) in 1970.



Wu Jinglian

WU JINGLIAN *(Independent Non-Executive Director)*

Aged 80, was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Wu is a senior researcher at the Development Research Center of the State Council ("DRC"), and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School. Mr. Wu graduated from Fudan University and received honorary doctoral degrees in Social Science from the Hong Kong Baptist University and the University of Hong Kong in 2000 and 2005, respectively. Mr. Wu was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.

Biographical Details of Directors and Senior Management


Cheung Wing Lam Linus

CHEUNG WING LAM LINUS *(Independent Non-Executive Director)*

Aged 61, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Chairman of the University of Hong Kong School of Professional and Continuing Education. Besides, Mr. Cheung is an independent non-executive director of Taikang Life Insurance Company Limited and a non-executive director of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung also serves as President of the Chartered Institute of Marketing (Hong Kong Region) and Adjunct Professor of the Chinese University of Hong Kong. Mr. Cheung was Chairman of Asia Television Limited and Deputy Chairman of PCCW Limited. Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor's degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.


Wong Wai Ming

WONG WAI MING *(Independent Non-Executive Director)*

Aged 52, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). He is an Independent Non-Executive Director of I.T Limited (listed on the Hong Kong Stock Exchange). Besides, Mr. Wong is Non-Executive Director of Linmark Group and Kingsoft Corporation Limited (both listed on the Hong Kong Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was an Chief Executive Officer and Executive Director of Roly International Holdings Limited and an Executive Director of Linmark Group. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor's degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.



John Lawson Thornton

JOHN LAWSON THORNTON *(Independent Non-Executive Director)*

Aged 56, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Thornton is currently a Professor and Director of the Global Leadership Program at Tsinghua University in Beijing. He is a Director and Non-Executive Chairman of HSBC North America Holdings Inc., as well as a Director of HSBC Holdings plc (listed on the Hong Kong Stock Exchange, London Stock Exchange, New York Stock Exchange, Paris Stock Exchange and Bermuda Stock Exchange), Ford Motor Company (listed on the New York Stock Exchange), Intel Corporation (listed on NASDAQ Stock Exchange), News Corporation, Inc. (listed on the NASDAQ Stock Exchange and the Australian Stock Exchange), IMG Worldwide, the Committee on Capital Markets Regulation, the National Committee on United States-China Relations and the Financial Services Volunteer Corps, Inc. He is also a Chairman of the Brookings Institution Board of Trustees and the Tsinghua University School of Economics and Management Advisory Board; President of the Hotchkiss School Board of Trustees; a Trustee of Asia Society, China Institute, China Foreign Affairs University and the United World College of East Africa Trust; and an International Advisory Committee member of China Reform Forum, the China Securities Regulatory Commission, Eisenhower Fellowships and Morehouse College. He served as an Independent Non-Executive Director of China Netcom from October 2004 to November 2008 and as an Independent Non-Executive Director of Industrial and Commercial Bank of China from October 2005 to November 2008. Mr. Thornton retired in July 2003 as President, Co-Chief Operating Officer and a Director of The Goldman Sachs Group, Inc. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and an M.P.P.M. from the Yale School of Management in 1980.



Timpson Chung Shui Ming

TIMPSON CHUNG SHUI MING *(Independent Non-Executive Director)*

Aged 58, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is currently Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong and a member of the National Committee of the 11th Chinese People's Political Consultative Conference. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited and Nine Dragons Paper (Holdings) Limited (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. (listed on the Shanghai Stock Exchange). From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was a Director of Hantec Investment Holdings Limited, the Chairman of China Business of Jardine Fleming Holdings Limited, the Deputy Chief Executive Officer of BOC International Limited, the Independent Non-Executive Director of Tai Shing International (Holdings) Limited, and the Chairman of the Council of the City University of Hong Kong. He was also the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master's degree of business administration from the Chinese University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants.



Li Jianguo

LI JIANGUO *(Senior Vice President)*

Aged 56, was appointed as Senior Vice President of the Company in February 2009. Ms. Li graduated from the Xiangtan University with a bachelor's degree in Chemical Engineering in 1982 and received a master's degree in business administration from the Hong Kong Polytechnic University in 2006. From June 2000 to July 2007, Ms. Li held various senior positions in China United Telecommunications Corporation, including serving as a director and chairperson of the Labour Union. Ms. Li also served as the Chairperson of the Board of Supervisors of A Shares Company from December 2001 to July 2007 and as Executive Director of the Company from April 2006 to July 2007. Ms. Li served as Senior Management in Netcom Group since July 2007. She has also served as Executive Director of China Netcom since July 2007. Ms. Li holds a senior managerial position in Unicom Group. Ms. Li is the Chairman of the Supervisory Board of A Share Company, as well as Director and Senior Vice President of CUCL. Ms. Li held leading positions in various enterprises, local governments and state ministries and committees for long period of time, and she has extensive working and management experiences in government, authorities and enterprises.



Pei Aihua

PEI AIHUA *(Senior Vice President)*

Aged 59, was appointed as Senior Vice President of the Company in February 2009. Mr. Pei is a senior engineer of professor level. He graduated from Beijing University of Posts and Telecommunications in microwave technology in 1976 and Changchun Optical Precision Machinery College with a master's degree in electrical engineering in 1993. He received a master's degree in information and communication management jointly organized by the Management School of Fudan University and the Norway Management School, and a doctor's degree in management from the Hong Kong Polytechnic University. Mr. Pei was Deputy Director of the former China General Bureau of Posts and Telecommunications from June 1997 to July 2000, General Manager of Sichuan Provincial Telecommunications Company from July 2000 to July 2001, and Deputy General Manager of the former Beijing Telecommunications Company from July 2001 to April 2002. He has served as Deputy General Manager of Netcom Group since April 2002. He has also served as Senior Vice President of China Netcom since July 2004. Mr. Pei is a Vice President of Unicom Group, and Director and Senior Vice President of CUCL. Mr. Pei worked in the government and the telecommunications industry for a long period of time and has extensive management experience.



Zhao Jidong

ZHAO JIDONG *(Senior Vice President)*

Aged 59, was appointed as Senior Vice President of the Company in February 2009. He graduated from Fudan University with a bachelors' degree in English in 1975 and obtained a master's degree in information and communication management jointly organized by the Management School of Fudan University and the Norway Management School in 2002. From November 1994 to May 2000, Mr. Zhao served as the Deputy Director and Director of the former Beijing Telecommunications Bureau. He served as General Manager of the former Beijing Telecommunications Company from May 2000 to July 2002, and General Manager of Beijing Communications Company from July 2002 to July 2003. He has served as Deputy General Manager of Netcom Group since July 2003. He has also served as Senior Vice President of China Netcom since July 2004. Mr. Zhao is a Vice President of Unicom Group, and Director and Senior Vice President of CUCL. Mr. Zhao has worked in the telecommunications industry for a long period of time and has extensive management experience.

Biographical Details of Directors and Senior Management



Li Fushen

LI FUSHEN *(Senior Vice President)*

Aged 47, was appointed as Senior Vice President of the Company in February 2009. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master's degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited since July 2007. Mr. Li is a Vice President of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.



Li Gang

LI GANG *(Senior Vice President)*

Aged 52, was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Li graduated from Beijing University of Posts and Telecommunications in 1985 and received a master's degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Deputy Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Limited and as the Chairman and General Manager of Beijing Mobile Communication Co., Limited. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communitions Group Company Limited. From April 2006 to October 2008, Mr. Li served as an Executive Director of the Company. Mr. Li is a Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.



Zhang Junan

ZHANG JUNAN *(Senior Vice President)*

Aged 53, was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master's degree in business administration from the Australian National University in 2002 and a doctor's degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communitions Group Company Limited. From April 2006 to October 2008, Mr. Zhang served as the Executive Director of the Company. In addition, Mr. Zhang serves as a non-executive director of China Communications Services Corporation Limited. Mr. Zhang also serves as Vice President of Unicom Group, Director and Senior Vice President of CUCL, as well as Executive Director and General Manager of China Unicom Mobile Network Company Limited. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.



Jiang Zhengxin

JIANG ZHENGXIN *(Senior Vice President)*

Aged 52, was appointed as Senior Vice President of the Company in February 2009. Mr. Jiang is a senior engineer of professor level. He received a bachelor's degree of radio engineering from Beijing University of Posts and Telecommunications in 1982, a master's degree of business administration from Jilin University in 2001, and a PhD in political economy from Jilin University in 2006. Mr. Jiang served as Deputy Director of the Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. He was the Deputy General Manager of Jilin Mobile Communication Company from July 1999 to March 2004. He served as the Deputy General Manager of South Communication Co. Limited of Netcom Group from March 2004 to June 2004, and he was the General Manager of Zhejiang Branch of Netcom Group from June 2004 to September 2007. He has served as Deputy General Manager of Netcom Group since September 2007. Mr. Jiang is a Deputy General Manager of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Jiang has worked in the telecommunications industry for a long period of time and has extensive management experience.

Corporate Governance Report



CORPORATE GOVERNANCE PRACTICES

The Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") provide for code provisions (the "Code Provisions") and recommended best practices with respect to: (i) composition and procedures of the Board of Directors (the "Board"); (ii) remuneration structure of Directors and senior management; (iii) accountability and audit; (iv) delegation by the Board and (v) communication with shareholders for corporate governance practices by listed companies. Other than the disclosures made in the section headed "(1) Board of Directors" below, the Company confirms that for the year ended 31 December 2009, it complied with all the Code Provisions.

(1) Board of Directors

To serve the best interests of the Company and its shareholders, the Board is responsible for reviewing and approving major corporate matters including, amongst others, business strategies and budgets, major investments, capital market operations, as well as mergers and acquisitions. The Board is also responsible for monitoring internal controls, reviewing and approving the announcements periodically published by the Company regarding its business results and operating activities.

The Board membership maintains wide representation. Members of the Board consist of outstanding individuals from different professions in Mainland China, Hong Kong and overseas. The Board comprises four executive directors, one non-executive director and five independent non-executive directors.

Mr. Chang Xiaobing has served as Chairman and the Chief Executive Officer (the "CEO") of the Company since December 2004. Mr. Lu Yimin has served as the Company's President since 13 February 2009. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities.





These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.

All non-executive directors and independent non-executive directors of the Company are influential members of society and possess good knowledge and experience in different aspects. They have been making active contributions to the development of the Company. They have kept close contact with management and often actively express different opinions on matters relating to shareholders and the capital market at board meetings. These views and opinions facilitate the Board in their consideration of the shareholders' best interests. All independent non-executive directors, except for the equity interests and Directors' remuneration disclosed in this annual report, do not have any business with or financial interests in the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. Personal particulars of Directors are set out on pages 12 to 18 of this annual report. The functions of non-executive directors and independent non-executive directors include, amongst others, attending board meetings, making independent judgments at meetings, playing a leading role in resolving any potential conflicts of interest, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, and monitoring and reporting on matters relating to the performance of the Company.

With respect to the nomination and appointment of new Directors and senior management members, the Board would, after considering the Company's need for new Directors and/or senior management members, identify a wide range of candidates from within the Company and the human resources market. After having obtained the consent from candidates in relation to the relevant nomination and based on the Company's actual needs, the Board would convene a meeting which includes attendance by independent non-executive directors and non-executive directors to consider the qualifications of the candidates. In 2009, a board meeting was held for the appointment of a non-executive director. The number of board meetings held during 2009 and the attendance of Directors are detailed on page 26 of this annual report. Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. Under Code Provision A.4.2, all newly appointed directors shall be subject to election by shareholders at the first general meeting after their appointment. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company's articles of association (the "Articles of Association"). All Directors of the Company are subject to retirement by rotation at least once every three years. Mr. Zuo Xunsheng, Mr. Tong Jilu, Mr. Wu Jinglian and Mr. Cheung Wing Lam Linus will retire by rotation at the forthcoming annual general meeting of the Company and, except Mr. Wu Jinglian, all retiring directors being eligible, offer themselves for re-election. Personal particulars of the Directors for re-election and their proposed remuneration are set out on pages 12 to 18 and page 66 of this annual report.

Following their appointment, all newly appointed Directors are provided with comprehensive orientation information to ensure that they have proper understanding of the Company's operations and businesses, full understanding of their responsibilities under the Listing Rules, applicable legal and regulatory requirements, and the Company's business and corporate governance policies.

The remuneration package for executive directors includes salary and housing allowance, as well as performance-linked annual bonuses. The remuneration of executive directors is determined by reference to their respective duties and responsibilities in the Company, their respective experience and prevailing market conditions while the award of the performance-linked annual bonuses is tied in with the attainment of key performance indicators or targets by the Company. The remuneration of non-executive directors is determined by reference to prevailing market conditions and their respective workload from serving as non-executive directors and members of the board committees of the Company. The Company has also adopted share option schemes for the purpose of providing long term incentives to directors (details of such share option schemes are set out in the paragraph headed "Share Option Schemes of the Company" on pages 57 to 63 of this annual report).

The Board has provided clear guidelines for delegation of powers and responsibilities to management. However, certain important matters must be decided only by the Board, which include, but are not limited to, long-term objectives and strategies, annual budget, initial announcements on quarterly, interim and final results, dividends, major investments, capital market operations, mergers and acquisitions, major connected transactions and annual internal control evaluation.

The Board convenes meetings regularly and ensures that all Directors have adequate opportunity to present at the meetings and to include issues for discussion in the meeting agenda. Notices of regular board meetings are delivered to the Directors at least 14 days in advance of the meetings. The Company delivers, on a best endeavour basis, all documents for regular board meetings to the Directors at least one week prior to the meetings (and ensures that all documents are delivered to the Directors no less than three days prior to the regular meetings as required by the Code Provisions). The Company Secretary keeps close contact with all Directors and ensures that the operation of the Board and all board committees is in line with the procedures as set forth in the Articles of Association and the charters of the board committees. Additionally, the Company Secretary is responsible for compiling and regularly submitting the minutes of board meetings and committee meetings to the Directors and committee members for their review. Each Director may obtain advice from and the services of the Company Secretary to ensure that board procedures, and all applicable rules and regulations, are followed.

The Directors may, upon request, obtain independent professional advice at the expense of the Company. In addition, if any substantial shareholder of the Company or any Directors has significant conflicts of interest in a matter to be resolved, the Board will convene a board meeting in respect of such matter and those Directors who have conflicts of interest must abstain from voting and will not be counted in the quorum of the meeting. Furthermore, the Chairman has a clear responsibility of ensuring that all Directors have appropriate knowledge of the matters discussed at the meetings and that all Directors are provided with complete and reliable information regarding those matters.

All Directors are required to devote sufficient time for handling the affairs of the Company. Management holds formal and informal meetings with all Directors from time to time to provide sufficient and timely information so that the Directors can make informed decisions. All Board members have the right to inspect documents and information in relation to matters to be decided by the Board. The Directors have frequently visited various branches in the PRC to gain better understanding of the Company's daily operations. In addition, the Company has arranged relevant trainings for the Directors (which include training sessions conducted by professional advisers, such as lawyers and accountants, from time to time) in order to broaden their knowledge in the relevant areas and to improve their understanding of the Company's business and the latest operational technologies. Such efforts have also facilitated to improve the corporate governance of the Company.

In 2009, the Board held nine full board meetings for, amongst other things, discussion and approval of important matters such as the 2008 annual results, the 2008 Form 20-F, the 2009 interim results, the first and third quarter results for 2009, the 2009 annual budget, reports on internal controls, 3G business strategies, increase in shareholding interest in the Company by Telefónica S.A. ("Telefónica") and investment by the Company in Telefónica, strategic alliance between the Company and Telefónica, off-market repurchase of the Company's share from SK Telecom Co., Ltd. ("SKT"), change of important executive positions, amendments to share option schemes and certain terms of the options granted under the share option schemes, and extension of option period for certain options granted.

Set forth below is an overview of the attendance during the year by the Board members at various meetings:

	Meetings Attended/ Held			
	Board Meeting	Audit Committee Meeting	Remuneration Committee Meeting	Independent Board Committee Meeting
Executive Director				
Chang Xiaobing (Chairman)	8/9	N/A	N/A	N/A
Lu Yimin	9/9	N/A	N/A	N/A
Zuo Xunsheng	7/9	N/A	N/A	N/A
Tong Jilu	9/9	N/A	N/A	N/A
Non-Executive Director				
Cesareo Alierta Izuel	3/9	N/A	N/A	1/2
Jung Man Won [1]	1/8	N/A	N/A	N/A
Kim Shin Bae [1]	0/1	N/A	N/A	N/A
Independent Non-Executive Director				
Wu Jinglian	7/9	6/6	1/1	2/2
Cheung Wing Lam Linus	9/9	6/6	1/1	2/2
Wong Wai Ming	8/9	6/6	0/1	2/2
John Lawson Thornton	8/9	6/6	1/1	2/2
Timpson Chung Shui Ming	4/9	3/6	0/1	0/2

Notes:

1. On 22 January 2009, Mr. Kim Shin Bae resigned as non-executive director of the Company and Mr. Jung Man Won was appointed as non-executive director of the Company. On 5 November 2009, Mr. Jung Man Won resigned as non-executive director of the Company.

(2) Committees under the Board

The Company has established two committees under the Board, the Audit Committee and the Remuneration Committee. Each committee has a written charter and is provided with sufficient resources to perform its duties. The committees report their decisions or recommendations to the Board after meetings. Pursuant to the requirements of the Listing Rules, the Board also establishes Independent Board Committee for the purpose of advising and providing voting recommendations to independent shareholders on connected transactions and transactions subject to independent shareholders approval entered into by the Company and/or its subsidiaries.

(a) Audit Committee

The Audit Committee comprises five independent non-executive directors, Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton and Mr Timpson Chung Shui Ming. Mr. Wong Wai Ming currently serves as the Chairman of the Audit Committee. All members of the Audit Committee have satisfied the "independence" requirements in relation to an Audit Committee member under applicable laws, regulations and rules. Amongst the members of the committee, one member is an accountant with extensive accounting professional experience, and the Chairman of the committee is a chartered accountant with expertise and experience in accounting and financial management.

The major responsibilities of the Audit Committee include: considering and approving the appointment, resignation and removal of external auditors; pre-approval of services and fees to be provided by the external auditors based on the established pre-approval framework; supervising the external auditors and determining the potential impact of non-audit services on such auditors' independence; reviewing quarterly, interim financial information and annual financial statements; coordinating and discussing with external auditors any problems and recommendations raised by them during statutory audits; reviewing any correspondence from the external auditors to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective internal controls and efficient auditing.

The Audit Committee held six meetings in 2009 for, amongst other things, discussion and approval of the 2008 annual results, the 2008 Form 20-F, the 2009 interim results, the first and third quarter results for 2009. In addition, the Audit Committee has approved during the meetings the reports on internal control, the report on internal audit findings in 2008 and the action plan for 2009, the audit fees and the audit plans of external auditor as well as the non-audit services provided by external auditors in 2009.

The Audit Committee has performed its duties effectively, and enabled the Board to better monitor the financial conditions of the Company, supervise the internal control over financial reporting of the Company, ensure the integrity and reliability of the financial statements of the Company, prevent significant errors in the financial statements and ensure the Company's compliance with the relevant requirements of the Listing Rules, the U.S. Federal securities laws and the New York Stock Exchange listing standards with respect to audit committee.

PricewaterhouseCoopers is the independent auditor of the Company overseas and in the PRC and has acted as the auditors for the Company for eight consecutive years (from 2002 to 2009). Apart from audit services, it also provides audit-related, tax and other services. The remuneration paid/ payable to the external auditor for provision of services in 2009 is as follows:

Items	Note	**2009 in RMB thousands**
Audit services	(i)	**73,200**
Audit-related services	(ii)	**2,200**
Taxation services		**560**
Others		**472**
Total		**76,432**

Notes:

(i) Audit services in 2009 include the audit on the Company's internal control over financial reporting pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

(ii) Audit-related services include other assurance and related services that can be reasonably provided by the independent auditor. In 2009, the provisions of audit-related services mainly include the agreed-upon procedures in relation to the circular regarding the off-market repurchase of the Company's shares from SKT and certain internal control review services.

(b) Remuneration Committee

The Remuneration Committee consists of five independent non-executive directors, Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton and Mr Timpson Chung Shui Ming. The Chairman of the Remuneration Committee is Mr. Wu Jinglian.

The major functions of the Remuneration Committee include: considering and approving the remuneration policies proposed by management, the remuneration scheme of Directors and senior management as well as the share option schemes. The Remuneration Committee conducts performance appraisals for the CEO and determines his year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company's management. The results are subject to review by the Remuneration Committee. The Remuneration Committee meets at least once a year.

The Remuneration Committee held a meeting in 2009 for, amongst other things, discussion and approval of the 2008 appraisal report and the 2009 performance contract of the CEO, bonus for senior management for 2008, amendments to share option schemes and certain terms of options granted under the share option scheme, as well as extension of option period for certain options granted.

(c) *Independent Board Committee*

Pursuant to the requirements of the Listing Rules, the Board established an Independent Board Committee, which comprises all independent non-executive directors of the Company, to provide recommendation to independent shareholders in respect of the connected transaction regarding the acquisition of certain assets and business from China United Network Communications Group Company Limited ("Unicom Group") and China Network Communications Group Corporation ("Netcom Group", which merged with Unicom Group in January 2009) entered into by the Company and its subsidiaries in December 2008 and completed in January 2009.

Furthermore, pursuant to the requirements of the Hong Kong Code on Share Repurchases, the Board established an Independent Board Committee, which comprises all non-executive directors (including independent non-executive directors) of the Company, to provide recommendation to independent shareholders for the off-market share repurchase of the Company's share from SKT.

Each of the Independent Board Committees held meetings and frequent discussions with independent advisors for studying and providing recommendation to independent shareholders in respect of the matters in connection with which it was established.

(3) Preparation of Financial Statements and Financial Reporting

The Directors understand that the Hong Kong Companies Ordinance provides that the Directors shall prepare financial statements for each year to give a true and fair view of the financial position of the Company as at the balance sheet date of the year and profits or losses and cash flows of the Company for the year ended the balance sheet date.

In preparing financial statements, the Directors shall:

(a) select and consistently apply appropriate accounting policies and make fair and reasonable judgments and estimates in applying the selected accounting policies;

(b) state reasons for any serious deviation from the applicable accounting principles; and

(c) prepare financial statements on a going concern basis, unless it is inadvisable to assume that the Company itself or the Company and its subsidiaries will continue to operate in the foreseeable future.

In addition, a statement of the independent auditors about their reporting responsibilities related to the financial statements is set out in the independent auditor's report on pages 83 to 84 of this annual report.

The Directors are also responsible for keeping appropriate accounting records to safeguard the assets of the Company and taking appropriate procedures to prevent and investigate whether there are any fraud and other irregularities.

With respect to financial reporting, management provides explanations and information to the Board so that the Board can evaluate the merits of the financial information and other information that need to be approved. The Board has also made a balanced, clear and explicit evaluation of the financial position and performance of the Company in the communication with shareholders.

(4) Internal Control

Internal control systems have been designed to monitor and facilitate the accomplishment of the Company's business objectives, safeguard its assets against loss and misappropriation, ensure maintenance of proper accounting records for the provision of reliable financial information, ensure the Company's compliance with applicable laws, rules and regulations, and to provide reasonable, but not absolute, assurance against fraud and errors.

The Company has continuously refined the policies and standards for the control environment based on the risk control framework established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO"). In the past few years, the Company has: standardized control procedures for monitoring the financial reporting and period-end financial closing procedures at the branch and subsidiary level and upgraded the business performance review processes and controls; standardized accounting policy and standards immediately upon completion of merger with China Netcom Group Corporation (Hong Kong) Limited ("China Netcom"); expanded accounting manuals and clearly document key controls and processes for preparing consolidated financial statements in accordance with applicable accounting standards; hired additional accounting professionals with experience in financial reporting and familiarity with international accounting practices and increased technical training for the finance and accounting personnel in respect of relevant accounting standards; established and implemented the code of ethics for senior officers and employees, company-wide anti-fraud policies and whistleblowing mechanisms; assessed the effectiveness of internal controls at branch-level based on the Company's enterprise risk assessment results and took measures to improve internal controls over branches and subsidiaries; and preliminarily formulated long-term implementation plan on internal control.

The Company has an internal audit department with over 650 staffs, with officers stationed at various provincial branches. The internal audit department reports directly to the Audit Committee and is independent of the Company's daily operation and accounting functions. With an emphasis on the effectiveness of internal controls with respect to the efficiency of operations, accuracy of financial information, and compliance to rules and regulations, the internal audit department conducts, among others, internal control assessment and internal audit on economic accountability. In addition, the internal audit department also contributes to strengthen the operation and management, to improve internal control systems, to mitigate operational risks and to increase the economic efficiency of the Company. Internal audit also focuses on monitoring the processes in connection with the Company's operation and financial management after merger and integration of the Company with China Netcom, to ensure that the internal audit system is in line with the requirements of internal controls.

The Board has overall responsibility for maintaining sound and effective internal control systems. Pursuant to the Code Provisions, the Board conducted an annual review of the effectiveness of the internal control systems of the Company and its subsidiaries for the year ended 31 December 2009 based on thorough discussions with, and review of evaluation report prepared by, the Company's internal audit department, risk management department, as well as meetings with the Company's management. The review covered all material aspects of the Company's control functions, including financial, operational, information system, compliance controls and risk management functions. The review also considered, with respect to the Company's accounting and financial reporting function, the adequacy of resources, staff qualifications and experience, and staff training programs and budget.

(5) Information Disclosure Controls and Procedural Standards

In order to further enhance the Company's system of information disclosure, and to ensure the truthfulness, accuracy, completeness and timeliness of its public disclosures, the Company has adopted and implemented the Information Disclosure Controls and Procedural Standards. In an effort to standardize the principles for information disclosures, the Company establishes the Information Disclosure Review Committee under the management and formulated the procedures in connection with the compilation and reporting of the Company's financial and operational statistics and other information, as well as the procedures in connection with the preparation and review of the periodic reports. Moreover, the Company established detailed implementation rules with respect to the contents and requirements of financial data verification, in particular, the upward undertakings by the individual responsible officers at the levels of subsidiaries, branches and major departments.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has established the Code for Dealing of Securities by Directors in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to directors as to their respective compliance with the relevant code for securities transactions in 2009, and all of the directors have confirmed such compliance.

REQUIREMENTS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT

Compliance with the requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 has been an area of emphasis for the Company. The relevant section of the Act requires the management of non-U.S. issuers with equity securities listed in the U.S. securities market to issue reports and representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management's responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company's internal control over financial reporting as at year end. Under Section 404 of the Sarbanes-Oxley Act, the Company's management is required to conduct an assessment of the effectiveness of the Company's internal control over financial reporting as at 31 December 2009. Management is currently in the process of finalizing the management's report on internal control over financial reporting, which will be included in the Company's annual report on Form 20-F to be filed with the United States Securities Exchange Commission by 30 June 2010.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE LISTING STANDARDS OF THE NEW YORK STOCK EXCHANGE

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its Internet website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

CORPORATE TRANSPARENCY AND INVESTOR RELATIONS

In addition to publishing annual reports and interim reports, the Company discloses major unaudited financial information on a quarterly basis and announces operational statistics on a monthly basis in order to enhance the Company's transparency and improve investors' understanding of the business operations of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements under the U.S. federal securities laws.

Upon the announcement of interim and annual results or major transactions, the Company immediately holds analyst and press conferences. During such conferences, the management of the Company would interact directly with fund managers, investors and journalists to provide them with relevant information and data of the Company. The Company's management would accurately and thoroughly respond to questions raised by analysts and journalists. Archived webcast of the analyst conference is also available on the Company's website on the same day to ensure wide dissemination of information and data.

The Company's investor relations department is responsible for providing information and services requested by investors and maintaining timely communications with investors and fund managers, including responding to investors' inquiries and meeting with company-visit investors. The Company also arranges from time to time road shows in different countries and attends investor conferences arranged by investment banks, through which the Company's management meets and communicates with investors to provide them with opportunities to understand more accurately the Company's latest development and performance in various aspects, including business operations and management.

Through announcements and press releases, the Company disseminates the latest information regarding any significant business development in a timely and accurate manner. The website of the Company is also updated from time to time to provide investors and the public with information and news of the Company in all respects.

Since 2004, the Company has disclosed the annual total remuneration for each Director in its annual report.

SHAREHOLDERS' INTERESTS

The Board endeavors to maintain an on-going dialogue with shareholders, and in particular, to communicate with shareholders through annual general meetings. The executive directors and representatives of the Board committees usually attend the meetings and treasure the opportunities to communicate with shareholders at such meetings. At general meetings, the chairman of the meeting proposes individual resolutions in respect of each substantially separate matter. All matters at the Company's general meetings are resolved by poll and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded appropriately, and publishes the poll results in a timely manner.

Business Overview



In 2009, the Company continued various business integrations, deployed a full range of telecommunications services, focused on 3G infrastructure construction and operation, significantly upgraded broadband bandwidths. Overall, the Company's various businesses continued to develop steadily.

TOTAL MOBILE SUBSCRIBERS AND ARPU


+10.7%
147,587
133,365
08
09
Mobile Subscribers (thousand)
ARPU (RMB)


141.7
41.2
2009 ARPU (RMB)

MOBILE BUSINESS

GSM Business

In 2009, the Company continued to develop different businesses in a coordinated manner. In particular, the Company enhanced the product integration of its fixed-line and mobile businesses to capture new subscribers while retaining existing subscribers. Overall, the GSM business maintained a steady growth. As at 31 December 2009, the total number of GSM subscribers reached 144.845 million, representing a net increase of 11.48 million, up by 8.6% from 2008. In 2009, the total GSM voice usage reached 423.05 billion minutes, up by 12.3% from 2008; the average minutes of use (MOU) was 252.0 minutes, up by 2.3% from 2008; the average revenue per user (ARPU) was RMB41.2, down by 2.4% from 2008.

In 2009, the Company continued to develop value-added services (VAS) and mobile data businesses, improved the penetration of the "Cool Ringtone" and GPRS services and sustained a rapid growth of GSM VAS business. As at 31 December 2009, the total number of "Cool Ringtone" subscribers was 49.22 million, representing a net increase of 5.093 million, and the penetration rate grew from 33.1% as at the end of 2008 to 34.0%; the total number of GPRS subscribers was 44.789 million, representing a net increase of 13.565 million, up by 43.4%, and the penetration rate grew from 23.4% as at the end of 2008 to 30.9%.

3G Business

On 1 October 2009, the Company started operating 3G business on a commercial basis. The Company currently aims to gain a leading position in the 3G network, service and business in China, with a set of strategies, including unifying the brands, services, tariffs, packaging, handset policies, and customer care. In addition, the Company introduced M/T content billing model and automatic tariff package upgrade for 3G data card subscribers. As at 31 December 2009, the Company provided 3G services in 335 cities across China. Targeting subscribers who demand for mobile Internet services, the Company promoted 3G services such as mobile Internet, mobile music, mobile TV, video handsets, mobile newspapers, and 3G data cards. In partnership with Apple Inc., the Company commenced the sale of iPhones to support the development of 3G high-end users. Furthermore, the Company built a nationwide unified e-sales service system to support the development of its 3G business. As at the end of 2009, the Company's 3G subscribers in China reached 2.742 million, of which, 3G data card subscribers reached 0.448 million. In 2009, the total 3G voice usage reached 3.06 billion minutes, and ARPU was RMB141.7.


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手机
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FIXED-LINE BUSINESS

Fixed-line Broadband and Data Communication Businesses

In 2009, the Company expedited the development of broadband upgrade and content applications, implemented differentiated selling and marketing strategies. The Company also pushed forward the development of "Home Gateway", increased the proportion of high-speed bandwidth subscribers, and maintained a rapid growth of the fixed-line broadband business. As at 31 December 2009, the total number of fixed-line broadband subscribers was 38.55 million subscribers, representing a net increase of 8.469 million, up by 28.2% from the end of 2008, of which, subscribers with 2M-and-above bandwidth accounted for 83.2% of all fixed-line broadband subscribers, representing an increase of 21.3 percentage points from the end of 2008. The total number of subscribers of broadband content and applications reached 8.157 million, accounting for 21.2% of all fixed-line broadband subscribers. ARPU of fixed-line broadband was RMB57.2, down by 10.0% from 2008.

Traditional Fixed-line Business

In 2009, the Company utilized its full-service advantage, actively developed fixed-line voice VAS products, and endeavored to mitigate the contraction of its traditional fixed-line business through bundling service products and promoting voice packages. As at 31 December 2009, the total number of local access subscribers decreased by 6.748 million to 102.822 million, down by 6.2% from the end of 2008. The total number of subscribers of "personalized ring" was 26.631 million, down by 11.5% from the end of 2008; the penetration rate of Caller ID service was 71.4%, declined by 1.2 percentage points; the total number of subscribers of phone navigation was 0.799 million, up by 72.9% from the end of 2008. In 2009, the total local voice usage (excluding Internet dial-up usage) was 185.54 billion pulses, down by 8.9% from 2008; MOU was 145.4 minutes, down by 1.1% year over year; ARPU was RMB31.4, down by 11.2% from 2008.


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Network Capacity

In 2009, the Company continued to strengthen its mobile and broadband network capacity. As at 31 December 2009, the Company's WCDMA network coverage extended to 335 cities across China, with a total number of 107,000 base stations, and 56,000 sets of indoor coverage systems.

The Company continued to expand its GSM network coverage, to improve the operation quality of its networks. As at 31 December 2009, the GSM network switching capacity increased by 56.7% from 2008, and the number of GSM base stations increased by 36.7% from the end of 2008. The call-completion rate of GSM networks increased from 94.2% at the beginning of 2009 to 96.2%. The call-drop rate decreased from 0.52% at the beginning of 2009 to 0.41%.

As the Company continued to implement the broadband upgrade project, it has significantly improved the fixed-line broadband network capacity. As at 31 December 2009, the total number of IP access ports increased by 38.3% from the end of 2008, of which, the number of access ports with an access speed of 2M and above accounts for 96.8%, representing an increase of 32.8 percentage points from 64% at the end of 2008; international Internet outbound bandwidth increased by 148.0%; interconnection bandwidth with China Telecom increased by 49.3%; and backbone trunk bandwidth increased by 69.0% from the end of 2008.

In addition, the Company continued to promote network integration and launched the pre-commercial trial operation of GPON, 40GWDM; optimized and upgraded the transmission networks, improved the capacity and security of the IP networks; enhanced international network sharing and communication capacity. The Company added 35 outbound direct routes; international Internet outbound bandwidth reached 310Gb/s; submarine cable capacity reached 1,110G and international cross-continental cable capacity reached 1,882G.

SALES AND MARKETING

Branding

In 2009, the Company implemented the strategy to consolidate various brands, and established and launched a single unified brand "WO" for its full range of telecommunications services. As the Company promoted the 3G business, it also improved the brand recognition of "WO". In 2009, the Company also established a total of 303 3G flagship stores, which contributed to enhance the customers' experience and the Company's corporate image.

Sales and Marketing Channels

In 2009, the Company continued to integrate and optimize its distribution channels for its full range of telecommunications services, developed its self-owned distribution channels and improved the sales capability of those channels. As a result, the percentage of new subscribers developed from self-owned channels increased from 19.2% at the beginning of the year to 28.0%. In addition, the Company reduced the hierarchy for the management of independent channels for more effective control. The Company also continued to promote the unified e-sales distribution system, which has been expanded nationwide. The innovative e-sales channels divert the pressure from the traditional sales channels, and improve the Company's service quality.

Customer Service

In 2009, the Company continued to push forward the integration of customer service centers and established a nationwide and unified customer care system for its full-range telecommunication businesses. The Company also unified the customer service and distribution standards across the country, consolidated the customer service hotlines and began providing the subscribers "one-stop shop" customer service for the full range of telecommunications services.

Management's Discussion and Analysis of Financial Condition and Results of Operations



Lu Yimin
Executive Director and President

2009 was the first year that the Company has a full year operation after its reorganisation. The Company accelerated the development of 3G network construction, actively developed full-service operation, effectively deepened enterprise integration, and achieved an overall stable development of business.

FINANCIAL OVERVIEW

I. OVERVIEW

2009 was the first year that the Company has a full year operation after its reorganisation. The Company accelerated the development of 3G network construction, actively developed full-service operation, effectively deepened enterprise integration, and achieved an overall stable development of business. In 2009, the Group's revenue reached RMB153.95 billion, profit for the year was RMB9.56 billion and basic earnings per share was RMB0.402. Excluding the effects of the deferred fixed-line upfront connection fees, revenue for the year would be RMB153.46 billion, of which, telecommunications service revenue would be RMB149.10 billion, down by 1.2% compared with last year (Note 2). Excluding the effects of non-comparable factors including deferred fixed-line upfront connection fees, gain from the non-monetary assets exchange, realised gain on changes in fair value of derivative financial instrument, lease fee for the telecommunications networks of 21 provinces in Southern China (the adjustment to exclude the above items is referred to herein below as the "Adjustment" or "Adjusted"), profit for the year after the Adjustment (Note 3) would be RMB9.61 billion, down by 35.2% compared with last year. Adjusted EBITDA (Note 4) would be RMB60.12 billion, down by 12.4% compared with last year.

In 2009, the liabilities-to-assets ratio (Note 5) increased from 40.4% as at 31 December 2008 to 50.5% as at 31 December 2009. Net cash flows from operating activities was RMB57.73 billion. Capital expenditure increased to RMB112.47 billion as a result of significant increase in expenditures on 3G network construction. Free cash flow (representing net cash flows from operating activities minus capital expenditures) was RMB-54.74 billion.

II. REVENUE

In 2009, faced with various challenges, including global financial crisis, intenisifed telecommunications market competition, further downward adjustments in tariffs and decline of traditional fixed-line business, the Company maintained stable income by proactively developing full-service operation with a focus on mobile and broadband business development. Excluding the effect of RMB0.49 billion deferred fixed-line upfront connection fees, revenue for the year would be RMB153.46 billion, of which, telecommunications service revenue accounted for RMB149.10 billion, down by 1.2% compared with last year.

Telecommunications service revenue*
(RMB in billion)


150.95
149.10
08
09

* Please refer to Note 2 for explanations

Management's Discussion and Analysis of Financial Condition and Results of Operations

The table below sets forth the changes in the composition of telecommunications service revenue and the percentage of total telecommunications service revenue constituted by each of the Group's operating segments for the years of 2008 and 2009.

	2009		2008 (As restated) (Note 1)	
(RMB in millions)	**Total amount**	**As a percentage of telecommuni-cations service revenue**	Total amount	As a percentage of telecommuni-cations service revenue
Telecommunications service revenue (Note 2)	**149,104**	**100.0%**	150,954	100.0%
Include: Mobile business	**69,769**	**46.8%**	64,240	42.6%
Fixed-line business	**79,059**	**53.0%**	86,376	57.2%
Include: Broadband service	**23,898**	**16.0%**	20,962	13.9%

1. *Mobile Business*

   In 2009, the Company continued to maintain a steady growth in mobile business. Revenue from mobile business was RMB72.21 billion, of which, telecommunications service revenue accounted for RMB69.77 billion, up by 8.6% compared with last year. The number of mobile subscribers reached 147.587 million as at the end of 2009 with a net addition of 14.222 million subscribers from the end of 2008, including a net addition of 2.742 million 3G subscribers. Monthly average revenue per user ("ARPU") of GSM business decreased from RMB42.3 in 2008 to RMB41.2 in 2009. ARPU of 3G business was RMB141.7.

Telecommunications service revenue of Mobile business
(RMB in million)


64,240
69,769
08
09

In 2009, the Company proactively improved value-added services and promoted mobile data business, and continued to improve the penetration of SMS, GPRS and "Cool Ringtone" services. Value-added services revenue from mobile business amounted to RMB19.07 billion, up by 17.3% compared with last year and as a percentage of the telecommunications service revenue, increased from 25.3% in 2008 to 27.3% in 2009.

GSM business ARPU
(RMB)


42.3
41.2
08
09

2. *Fixed-line Business*

   In 2009, the Company proactively adjusted its fixed-line business structure, further developed fixed-line broadband business and innovative business. The Company also endeavored to mitigate the declining trend of the traditional fixed-line voice business. Excluding the effect of deferred fixed-line upfront connection fees, revenue from the fixed-line business would reach RMB85.10 billion in 2009, of which, telecommunications service revenue would be RMB79.06 billion, down by 8.5% compared with last year.

Telecommunications service revenue of Fixed-line business*
(RMB in million)


86,376
79,059
08
09

* Please refer to Note 2 for explanations

As a result of downward adjustments of tariffs between fixed-line interconnection and the decline of Personal Handyphone System ("PHS") business, the Company's revenue from local telephone business continued to decrease and the Company continued to experience a significant loss of local telephone subscribers, despite of the Company's effort in mitigating the declining trend of the traditional fixed-line business by taking advantage of full-service operation and offering bundle services and voice packages. The net reduction of local telephone subscribers for the year was 6.748 million and the aggregate number of local telephone subscribers was 102.822 million at the end of 2009. ARPU of the local telephone business decreased from RMB35.4 in 2008 to RMB31.4 in 2009. Revenue from local telephone business was RMB40.69 billion, down by 16.3% compared with last year.

Broadband business ARPU
(RMB)


63.6
57.2
08
09

The Company's fixed-line broadband business continued to maintain a rapid growth. With the Company's effort on increasing broadband access speed, enriching the application content, adopting diversified selling strategies, speeding up subscribers' development and stabilizing subscribers' APRU, net addition of broadband subscribers was 8.469 million in 2009 and the aggregate number of subscribers reached 38.550 million at the end of 2009. ARPU of broadband business decreased from RMB63.6 in 2008 to RMB57.2 in 2009. Service revenue from broadband business reached RMB23.90 billion, up by 14.0% compared with last year and as a percentage of the telecommunications service revenue from fixed-line business, increased from 24.3% in 2008 to 30.2% in 2009.

III. COSTS AND EXPENSES AND OTHERS

In 2009, total costs and expenses and others (including finance costs, interest income, other income-net and realised gain on changes in fair value of derivative financial instrument) amounted to RMB141.67 billion.

Analysis of costs and expenses
Percentage of cost and expenses to telecommunications service revenue after the Adjustment (%)


98.8
95.0
8.6
31.6
12.3
13.7
12.9
19.7
8.7
31.9
14.6
14.7
14.1
11.0
08
09
Interconnection charges
Depreciation and amortisation
Networks, operations and support expenses
Employee benefit expenses
Selling and marketing expenses
Others#

\# including lease fee for telecommunications networks in Southern China, general, administrative and other expense, cost of telecommunications products sold, finance cost, net of interest income, impairment loss on property, plant and equipment, realised gain on changes in fair value of derivative financial instrument and other income, net

The table below sets forth the items of costs and expenses and others and their respective percentage of the corresponding telecommunications service revenue after the Adjustment for the years of 2008 and 2009:

(RMB in millions)	2009		2008 (As restated) (Note 1)	
	Total amount	**As a percentage of telecommunications service revenue after the Adjustment**	Total amount	As a percentage of telecommunications service revenue after the Adjustment
Total	**141,668**	**95.0%**	150,139	98.8%
Include: Interconnection charges	**12,955**	**8.7%**	13,038	8.6%
Depreciation and amortisation	**47,587**	**31.9%**	47,961	31.6%
Networks, operations and support expenses	**21,728**	**14.6%**	18,736	12.3%
Leasing fee for telecommunications networks in Southern China	**2,000**	**1.3%**	—	—
Employee benefit expenses	**21,931**	**14.7%**	20,758	13.7%
Selling and marketing expenses	**21,020**	**14.1%**	19,614	12.9%
Cost in relation to information communication technology services	**839**	**0.6%**	3,010	2.0%
General, administrative and other expenses	**12,175**	**8.2%**	12,968	8.5%
Cost of telecommunications products sold	**2,689**	**1.8%**	2,156	1.4%
Finance costs, net of interest income	**945**	**0.6%**	2,158	1.4%
Impairment loss on property, plant and equipment	**—**	**—**	11,837	7.8%
Realised gain on changes in fair value of derivative financial instrument	**-1,239**	**-0.8%**	—	—
Other income-net	**-962**	**-0.7%**	-2,097	-1.4%

1. *Interconnection charges*

   The interconnection charges amounted to RMB12.96 billion in 2009, down by 0.6% compared with last year and as a percentage of telecommunications service revenue after the Adjustment, would be increased from 8.6% in 2008 to 8.7% in 2009.

2. *Depreciation and amortisation*

   In the fourth quarter of 2009, depreciation and amortization charges of 3G network assets increased by RMB0.65 billion. As a result of the provision of the impairment loss on the PHS service related equipment in 2008 and partly due to the full depreciation of certain property, plant and equipment, depreciation and amortisation charges of 2009 amounted to RMB47.59 billion, down by 0.8% compared with last year, and as a percentage of telecommunications service revenue after the Adjustment, would be up from 31.6% in 2008 to 31.9% in 2009.

3. *Networks, operations and support expenses*
   Due to various factors including the launch of 3G services, the expansion of GSM networks facilities and base stations and the increases in utilities charges and repair and maintenance expenses, the Company incurred networks, operations and support expenses of RMB21.73 billion in 2009, up by 16.0% compared with last year. Networks, operations and support expenses as a percentage of telecommunications service revenue after the Adjustment would be 14.6%, up by 2.3 percentage points compared with last year. As a result of network resources sharing and utilization of synergies, the lease fee for telecommunications networks was RMB1.19 billion, down by 22.6% from 2008.

4. *Leasing fee for telecommunications networks in Southern China*
   The Company completed an acquisition of business of 21 provinces in Southern China in January 2009. As the telecommunications networks of 21 provinces in Southern China are owned by Unicom New Horizon, the Company operated those networks through an operating lease from Unicom Group from January 2009. As a result, the Company incurred lease fee of RMB2.00 billion for those telecommunications networks in 2009.

5. *Employee benefit expenses*
   Due to various factors, such as increased employee insurance premium expenses and housing fund resulting from regulation and improved social average wages in China, employee benefit expenses in 2009 amounted to RMB21.93 billion, up by 5.7% compared with last year and as a percentage of telecommunications service revenue after the Adjustment would be 14.7%, up by 1.0 percentage point from 2008.

6. *Selling and marketing expenses*
   Since the commercial launch of 3G business from 1 October 2009, the Company engaged in active advertising campaign and marketing promotion, which resulted in a total selling and marketing expenses for the fourth quarter of 2009 of RMB1.17 billion. In 2009, selling and marketing expenses reached RMB21.02 billion, up by 7.2% compared with last year and as a percentage of telecommunications service revenue after the Adjustment would be 14.1%, up by 1.2 percentage points from last year.

7. *Cost in relation to information communication technology services*
   The Company adjusted the development strategy in relation to information communication technology business by focusing on the provision of technology services and reducing in hardware sales. As a result, cost in relation to information communication technology in 2009 was RMB0.84 billion, down by 72.1% from last year. Correspondingly, revenue from information communication technology services in 2009 was RMB1.04 billion, down by 71.9% from last year.

8. *General, administrative and other expenses*
   As the Company effectively utilized the synergy and closely monitored the growth of general and administrative expenses, general, administrative and other expenses was RMB12.18 billion in 2009, down by 6.1% compared with last year, and as a percentage of telecommunications service revenue after the Adjustment would be 8.2%, down by 0.3 percentage points from last year.

9. *Cost of telecommunications products sold*
As affected by the increases in the number of mobile handsets sold and handsets subsidies after the commercial launch of 3G business, the cost of telecommunications products sold amounted to RMB2.69 billion, up by 24.7% compared with last year. Correspondingly, revenue from sale of telecommunications products in 2009 amounted to RMB2.16 billion, up by 13.9% compared with last year.

10. *Finance costs, net of interest income*
The Company further improved its debts structure through enhancing the centralisation of fund management and fund operation and actively obtained low-cost fund raising sources. As a result of such efforts and the reduction of base lending rate and the increase in the amount of capitalized interest related to the construction undertaken by the Company in 2009, the Company's finance costs, net of interest income decreased from RMB2.16 billion in 2008 to RMB0.94 billion in 2009, down by 56.2%.

11. *Impairment loss on property, plant and equipment*
After the completion of the merger with China Netcom, management considered the Group's strategy regarding the PHS services business at the end of 2008 and expected to have an economic impact from gradually phasing out this operation over the subsequent 3 years. The test for impairment was therefore conducted for the PHS services related equipment. Accordingly, the Group recognised an impairment loss on PHS services related equipment of approximately RMB11.837 billion for the year ended 31 December 2008.

    As at 31 December 2009, management updated the impairment analysis for the PHS services related equipment and concluded there was no need for additional recognition or reversal of the impairment loss on PHS services related equipment.

12. *Other income-net*
In 2009, other income, net was RMB0.96 billion, down by 54.1% compared with last year, of which, gain on non-monetary assets exchanged was RMB0.04 billion, down by RMB1.27 billion compared with last year.

13. *Realised gain on changes in fair value of derivative financial instrument*
In order to strengthen the cooperation between the Company and Telefónica S.A. ("Telefónica"), the parties entered into a subscription agreement on 6 September 2009, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other's shares. On 21 October 2009 (completion date) the Company and Telefónica completed the mutual investment. At the inception of the subscription agreement on 6 September 2009, the Company's agreement to undertake the above mutual investment with Telefónica is treated as a derivative financial instrument in accordance with IAS/HKAS 39 "Financial instrument: Recognition and measurement" as it represents a forward contract for the purchase of shares by the Company and Telefónica in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument was derecognised upon completion. The changes in the fair value of the derivative financial instrument during the period from 6 September 2009 to 21 October 2009 resulted in a fair value gain of approximately RMB1.239 billion, which has been recorded in the consolidated statement of income for the year ended 31 December 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

IV. EARNINGS

1. *Profit before income tax*

   In 2009, the Company's profit before income tax was RMB12.28 billion, up by 27.2% compared with last year, mainly due to the Company's provision for impairment loss on PHS services related equipment in 2008. Profit from continuing operations before income tax after the Adjustment (Note 3) would be RMB12.51 billion, down by 35.2% compared with last year. Such decrease is mainly caused by the decline of fixed-line voice business and initial development of 3G business, in respect of which the related revenue is not sufficient to cover the increased costs and expenses, including depreciation and amortization charges, networks, operations and support expenses and selling and marketing expenses.

2. *Income tax*

   The Company's income tax was RMB2.72 billion and the effective tax rate in 2009 was 22.2%. Effective tax rate after the Adjustment (Note 3) would be 23.2%.

3. *Profit for the year*

   In 2009, the Company's profit from continuing operations reached RMB9.56 billion, up by 22.1% compared with last year. Basic earnings per share was RMB0.402. Profit from continuing operations after the Adjustment (Note 3) would be RMB9.61 billion, down by 35.2% compared on the same basis with last year.

Profit for the year**
(RMB in billion)


14.84
9.61
08
09

** Please refer to Note 3 for explanations.

V. ADJUSTED EBITDA

The Company's adjusted EBITDA from continuing operations would be RMB60.12 billion in 2009, down by 12.4% compared with last year. Adjusted EBITDA margin from continuing operations (adjusted EBITDA as a percentage of the total revenue excluding deferred fixed-line upfront connection fees) would be 39.2%, down by 4.0 percentage compared with last year.

Adjusted EBITDA and Adjusted EBITDA margin


68.63
60.12
43.2%
08
09
Adjusted EBITDA (RMB in billion)
Adjusted EBITDA margin

VI. CAPITAL EXPENDITURE AND CASH FLOWS

Capital expenditure of the Company totaled RMB112.47 billion in 2009, which mainly consisted of investments in the GSM, 3G, broadband and data, transmission and IT network infrastructure. In 2009, capital expenditure attributable to 3G cellular business was RMB36.40 billion. Capital expenditure attributable to GSM cellular business was RMB20.58 billion. Capital expenditure attributable to broadband and data business was RMB18.80 billion. Capital expenditure attributable to infrastructure and transmission network was RMB25.01 billion. Capital expenditure attributable to IT system was RMB6.74 billion.

Capital expenditures and projected capital expenditures
(RMB in billion)


112.47
73.50
09
10

In 2009, the Company's net cash inflow from operating activities was RMB57.73 billion while capital expenditure was RMB112.47 billion which was resulted from a significant increase in capital expenditure attributable to 3G network construction. Free cash flow was RMB-54.74 billion.

The table below sets forth the major items of capital expenditure in 2009 and the planned capital expenditure in 2010.

	2009		2010	
RMB (in billions)	**Total amount**	**As percentage**	Total amount	As percentage
Total	**112.47**	**100.0%**	73.50	100.0%
Include: 3G cellular business	**36.40**	**32.4%**	23.00	31.3%
GSM cellular business	**20.58**	**18.3%**	8.00	10.9%
Fixed-line telephone business	**0.60**	**0.5%**	0.60	0.8%
Broadband and data business	**18.80**	**16.7%**	15.30	20.8%
Innovation and value-added platform	**2.08**	**1.8%**	2.70	3.7%
IT system	**6.74**	**6.0%**	4.30	5.9%
Infrastructure and transmission network	**25.01**	**22.2%**	17.40	23.7%
Others	**2.26**	**2.0%**	2.20	3.0%

The Company's planned capital expenditure for 2010 is estimated to be approximately RMB73.5 billion. Capital expenditure for expansion of 3G network coverage is estimated to be approximately RMB23.0 billion. Capital expenditure for the GSM cellular business is estimated to be approximately RMB8.0 billion. Capital expenditure for broadband and data business is estimated to be approximately RMB15.3 billion. Capital expenditure for infrastructure and transmission network is estimated to be approximately RMB17.4 billion. Capital expenditure for IT system is estimated to be approximately RMB4.3 billlion. Capital expenditure for innovation and value-added platform is estimated to be approximately RMB2.7 billion.

VII. BALANCE SHEET

As a result of increase in capital expenditure on construction of 3G network, the Company's total assets increased from RMB348.75 billion as at 31 December 2008 to RMB417.05 billion as at 31 December 2009. Total liabilities increased from RMB141.03 billion as at 31 December 2008 to RMB210.58 billion as at 31 December 2009. The liabilities-to-assets ratio increased from 40.4% as at 31 December 2008 to 50.5% as at 31 December 2009. The debt-to-capitalisation ratio (Note 6) increased from 12.6% as at 31 December 2008 to 26.5% as at 31 December 2009.

As at 31 December 2009, the Group had net current liabilities (i.e. current assets minus current liabilities) of RMB169.21 billion, representing an increase of RMB79.41 billion, compared with RMB89.80 billion as at 31 December 2008. This increase is mainly caused by increase in short-term borrowings and accounts payable. Taking into consideration of the Company's stable net cash inflows from its operating activities and its good credit record, the Company believes that it should have sufficient funds to meet its needs for working capital.

Note 1: The Company completed an acquisition of fixed-line business across the 21 provinces in Southern China, and the three subsidiaries in January 2009, which was accounted for in accordance with Accounting Guideline 5 "Merger accounting for common control combinations" ("AG 5") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") in November 2005 by applying merger accounting. Under the IFRS, the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method is consistent with HKFRS. The acquired assets and liabilities are stated at historical cost, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been a part of the Group.

Note 2: In order to ensure the comparability of revenue amounts, the non-comparable factors below which are reflected in the figures of current year and last year are therefore excluded for additional analysis purpose:

(1) deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008; and

(2) interconnection revenue of RMB0.99 billion between certain fixed-line business and the discontinued operations of CDMA business for 2008.

Note 3: In order to ensure the comparability of profit before tax and profit for the year, the non-comparable factors below which are reflected in the figures of current year and last year are therefore excluded for additional analysis purpose:

(1) deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008;

(2) gain of RMB0.04 billion from the non-monetary assets exchange for 2009 and RMB1.31 billion for 2008;

(3) the lease fee of RMB2.00 billion for the telecommunications networks of 21 provinces in Southern China for 2009 (The Company completed the acquisition of fixed-line business across the 21 provinces in Southern China, backbone assets in Northern China and the three subsidiaries in January 2009. The underlying network assets of 21 provinces in Southern China are owned by Unicom New Horizon after the acquisition, and have been operated by the Company under operating lease from Unicom New Horizon since 2009. Since the comparative figures of 2008 include all fixed-line business revenue and operating costs of the telecommunications network of Southern China, but not the depreciation and amortization of the underlying network assets, finance costs attributable to construction of the network and the lease fee for the telecommunications networks of 21 provinces in Southern China, the figures for 2009 therefore exclude this lease fee.);

(4) realised gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009; and

(5) impairment loss of RMB11.84 billion on PHS services related equipment in 2008.

Note 4: EBITDA represents profit for the year before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Adjusted EBITDA represents EBITDA excluding non-comparable factors such as deferred fixed-line upfront connection fees, lease fee for the telecommunications networks of 21 provinces in Southern China, realised gain on changes in fair value of derivative financial instrument and impairment loss on PHS services related equipment in 2008. From the perspective of cash flow and continuing operation, the above non-comparable factors are not considered as the Company's operating performance, the Company therefore believes that adjusted EBITDA excluding the above non-comparable factors could not only provide more meaningful supplemental information to management and investors, but also facilitate them to evaluate the Company's performance and liquidity.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect operating performance, financial capability and liquidity, they should be considered in addition to, and are not substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles ("GAAP") as they do not have any standardised meaning under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 5: Liabilities-to-assets ratio represents total liabilities over total assets.

Note 6: Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

Human Resources Development





In 2009, the Company placed great emphasis on optimizing human resources allocation, improved the staff comprehensive appraisal system and developed a performance management culture. While actively recruiting talents to establish a professional management team, the Company was also active in conducting specialized training in various areas such as management, marketing and service so as to establish a market-based training system and enhance the competitiveness of the Company.

Developing a performance management culture

To continuously increase work capability and initiative and improve the performance of the management personnel and staff, the Company successively launched the management personnel and staff comprehensive evaluation approaches and proposed comprehensive evaluations on management personnel and staff in terms of operating results, contribution, competence, credibility and occupational ethics, with a view to establishing a more scientific performance management model and forming a performance-oriented performance management culture.

Recruiting talents to establish a professional management team

In line with the Company's business development, the Company made positive efforts in recruiting talents during the year. Based on the requirements of being young and professional, the Company hired management professionals who were urgently required for the development of the 3G business through open recruitment to expedite the pace of unified operation and development following the merger and reorganization of the Company.

Pushing forward the "training supermarket", establishing an all-staff training system

The Company firmly believes continued training is the basis for increasing staff initiative and driving the reform and development of the Company. Over the year, the Company focused on core tasks such as communication support, 3G business operation and full service operations, and organized specialized training for a total of 20,000 employees of all levels comprising management personnel, product and marketing personnel, construction and maintenance personnel, sales and service personnel, technological research and development personnel. Meanwhile, the Company actively established a system for training highly skilled talents, provided different levels of training such as skill training and occupational qualification as well as professional technical qualification evaluation, and organized skill competitions such as customer service to strengthen the expertise and skills of front-line employees.

To provide full support to the development of the 3G business, the Company organized training on 3G related subjects for a total of 38,000 employees during the year. Furthermore, the Company actively facilitated market-based all-staff training with the "training supermarket" as the core and created a sustainable training mechanism for exploring the potential of staff.

Corporate Social Responsibility



A sound corporate internal management system is the basis for performing corporate social responsibility. In 2009, the Company further strengthened fundamental management, enhanced refined operation and progressively improved the corporate management mechanism incorporating social responsibility.

Improving communication quality, ensuring communication security

With the objective of "high quality, innovation", the Company succeeded in providing communication support to activities celebrating the 60th anniversary of the founding of the PRC and the 11th National Games to ensure the safe operation of the communication networks, winning recognition and praise from all sectors of the society. The Company also carried out emergency communication repairs under adverse weather conditions to ensure communication in places such as Hulun Buir and Shijiazhuang which were attacked by cold snap and snowstorms.

The Company did not encounter any major interconnection communication obstacles and accidents throughout the year. The interconnection outgoing call connection rate increased while maintaining stable. The quality of interconnection mutual access improved substantially. Interconnection time delay and the call-drop rate further declined.

Purifying the network environment

To fight against illegal acts such as disseminating erotic and obscene information through the mobile Internet, the Company has adopted a series of rectification measures and joined hands with cooperation partners to provide green and healthy information services to users. The Company has terminated those unregistered and illegal web sites and also the services provided by those WAP service access providers who failed to make any security commitment. As a result, the web site registration rate has reached 99.69%.

Such series of measures have effectively contained the dissemination of obscene, erotic and pulp contents through the mobile Internet. The Company will continue to shoulder its responsibility in various special rectification activities to join hands with all sectors of the society to purify the network environment.

Providing general services for rural areas

The Company has made positive efforts in propelling the "Extension of Phone Coverage to Every Village" project and has provided phone coverage to a total of 4,692 natural villages. The Company has also endeavoured to construct high-quality, highly effective and convenient rural information networks to drive the informationization of villages. In particular, the "three rural service hotline 12316" has addressed the actual problems encountered by farmers in production and life. The "safety and mutual aid" service has addressed the needs of farmers in safety precautions and emergency relief.

Reducing energy consumption

The Company achieved satisfactory results in promoting and improving energy consumption statistical analysis and the energy consumption target performance appraisal system. The Company has undertaken 14 specific tasks such as the procurement of energy saving equipment, the adoption of energy saving designs, the application of energy saving technology and enhancing energy saving promotion. As at the end of 2009, the Company invested energy saving funds representing approximately RMB140 million in total and undertook more than 700 energy saving, consumption reduction and technological reform projects, reducing various energy consumption expenses by approximately RMB220 million.

The Company has been continuously strengthening its energy saving and discharge reduction efforts in the construction of communication projects and has conscientiously fulfilled its corporate social responsibility, thus realizing the double advantages of social benefits and corporate operating costs.

Active participation in social community activities

In 2009, the Company sponsored the "childhood in snowy land" education activity, drawing attention of the community to the education undertaking and the spiritual growth of children in the western region. The Company also assisted in constructing the "Chunlei Primary School", raised funds for constructing the "Unicom Bridge" in underdeveloped regions; constructed ancillary facilities such as breeding bases and water facilities for impoverished villages and speeded up agricultural production management in poverty-stricken areas, thus facilitating the sustainable development of areas in need of aid. Meanwhile, the Company established "U-Power Charity Foundation" to offer subsidies to poor university students and paid attention to social and economic development in Tibet as before.

In addition, the Company continued to make positive contribution to the society. The Company offered aids to Guyuan County and Kangbao County of Zhangjiakou City in Hebei Province by providing funds of RMB2.2 million and assisting in 14 projects; offered aids to Kashi region of Xinjiang by making total investments of RMB7 million and assisting in 5 projects; donated RMB10 million to Xinjiang Uygur Autonomous Region "National Unity Mutual Fund" for supporting efforts in promoting ethnic harmony in Xinjiang; donated RMB8 million to areas hit by Typhoon Morakot in Taiwan and provided humanitarian assistance to Taiwan compatriots for disaster relief and post-disaster reconstruction.

In 2010, the Company will further move forward with its corporate social responsibility efforts and strive to create a healthy internal and external environment for the enterprise and promote the sustainable development of the society as a whole.

Report of the Directors

The board of directors (the "Board") of China Unicom (Hong Kong) Limited (the "Company") is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2009.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding and its subsidiaries are principally engaged in the provision of cellular, fixed line and broadband services in China.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 December 2009 are set out on pages 89 to 91 of this annual report.

In view of the Group's performance during 2009, the Board recommends the payment of a final dividend of RMB0.16 per ordinary share ("2009 Final Dividend"), totaling approximately RMB3,770 million for the year ended 31 December 2009.

FINANCIAL INFORMATION

Please refer to the Financial Summary on pages 210 to 212 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2009.

Please refer to the financial statements on pages 85 to 209 for the operating results of the Group for the year ended 31 December 2009 and the respective financial positions of the Group and the Company as at that date.

LOANS

Please refer to Notes 20, 25 and 38.1(c) to the financial statements for details of the borrowings of the Group.

CORPORATE BONDS

Please refer to Note 21 to the financial statements for details of the corporate bonds of the Group.

COMMERCIAL PAPER

Please refer to Note 24 to the financial statements for details of the commercial paper of the Group.

CAPITALISED INTEREST

Please refer to Note 6 to the financial statements for details of the interest capitalised by the Group for the year.

PROPERTY, PLANT AND EQUIPMENT

Please refer to Note 6 to the financial statements for movements in the property, plant and equipment of the Group and the Company for the year.

CHARGE ON ASSETS

As at 31 December 2009, the Group did not pledge any property, plant and equipment to banks as loan security (2008: Nil).

SHARE CAPITAL

Please refer to Note 18 to the financial statements for details of the share capital of the Company.

RESERVES

Please refer to pages 92 to 94 of this annual report for the movements in the reserves of the Group and the Company during the year ended 31 December 2009. As at 31 December 2009, the distributable reserve of the Company amounted to approximately RMB5,221 million (2008: approximately RMB5,083 million).

SUBSIDIARIES

Please refer to Note 11 to the financial statements for details of the Company's subsidiaries.

CHANGES IN SHAREHOLDERS' EQUITY

Please refer to pages 92 to 93 of this annual report for the Consolidated Statement of Changes in Equity and page 94 for the Statement of Changes in Equity.

EMPLOYEE BENEFIT EXPENSES

Please refer to Note 28 to the financial statements for details of the employee benefit expenses provided to employees of the Group.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the articles of association of the Company (the "Articles of Association") requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's sales to its five largest customers for the year ended 31 December 2009 did not exceed 30% of the Group's total turnover for the year.

The Group's purchases from its largest supplier for the year ended 31 December 2009 represented approximately 11.48% of the Group's total purchases for the year. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2009 accounted for approximately 24.95% of the total purchases of the Group for the year.

SHARE OPTION SCHEMES OF THE COMPANY

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The Share Option Scheme is valid and effective for a period of 10 years commencing on 21 June 2000, after which period no further options will be granted under the Share Option Scheme but the provisions of the Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. The terms of the Share Option Scheme were amended on 13 May 2002, 11 May 2007 and 26 May 2009, respectively. Under the amended Share Option Scheme:

(1) share options may be granted to employees including all directors (the "Directors") of the Company;

(2) any grant of share options to a Connected Person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director who is a grantee of the options);

(3) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

(a) the nominal value of the shares;

(b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the options; and

(c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the options granted to a participant of the Share Option Scheme (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

As at 31 December 2009, 206,540,000 share options had been granted and remained valid under the Share Option Scheme, representing approximately 0.88% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, 2,772,000 share options were held by the Directors and their associates as at 31 December 2009. Please refer to the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" for details. All of the options granted and outstanding as at 31 December 2009 are governed by the amended terms of the Share Option Scheme.

During the year ended 31 December 2009, no option granted under the Share Option Scheme was exercised.

As at 31 December 2009, 608,926,107 options were available for issue under the Share Option Scheme, representing approximately 2.58% of issued share capital of the Company as at the latest practicable date prior to the printing of this annual report.

2. **Pre-Global Offering Share Option Scheme**

On 1 June 2000, the Company also adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). The Pre-Global Offering Share Option Scheme is valid and effective for a period of 10 years commencing on 21 June 2000, after which period no further options will be granted but the provisions of the Pre-Global Offering Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the Pre-Global Offering Share Option Scheme. In order to synchronise the administration of the options granted under the Pre-Global Offering Share Option Scheme with the Share Option Scheme, the Pre-Global Offering Share Option Scheme was also amended on 13 May 2002, 11 May 2007 and 26 May 2009, respectively. The amended terms of the Pre-Global Offering Share Option Scheme are substantially the same as those of the Share Option Scheme stated above except that:

(1) the price of a share payable upon the exercise of an option shall be HKD15.42 (excluding the brokerage fee and the Hong Kong Stock Exchange transaction levy);

(2) the period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(3) no further options can be granted under the scheme.

As at 31 December 2009, 16,977,600 share options had been granted and remained valid under the Pre-Global Offering Share Option Scheme of the Company, representing approximately 0.07% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, no option was held by the Directors as at 31 December 2009. All of the options granted and outstanding as at 31 December 2009 are governed by the amended terms of the Pre-Global Offering Share Option Scheme.

During the year ended 31 December 2009, no option granted under the Pre-Global Offering Share Option Scheme was exercised.

3. **Special Purpose Share Option Scheme**

On 16 September 2008, the Company adopted a special purpose share option scheme (the "Special Purpose Share Option Scheme") in connection with the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") by way of a scheme of arrangement (the "Scheme") of China Netcom under Section 166 of the Hong Kong Companies Ordinance. The Special Purpose Share Option Scheme provides the Company with a means to incentivise and retain the holders of options (the "Netcom Options") granted under the option scheme adopted by China Netcom (the "Netcom Share Option Scheme"), who are middle to senior management staff of China Netcom and its subsidiaries, and to encourage them to contribute to increasing the value of the Company. The Special Purpose Share Option Scheme is valid and effective during the period commencing on 15 October 2008 and ending on 30 September 2014, being the date falling 10 years after the date on which the Netcom Share Option Scheme was adopted. The terms of the Special Purpose Share Option Scheme were amended on 26 May 2009. The principal terms of the amended Special Purpose Share Option Scheme are summarised as follows:

A. Grant of Special Unicom Options and Exercise Price

(i) The maximum number of share options (the "Special Unicom Options") granted to each eligible participant (the "Eligible Participant") under the Special Purpose Share Option Scheme and the exercise price of such options are determined in accordance with the following formula:

Number of Special Unicom Options = X x Y

Exercise price of each Special Unicom Option = Z / X

where:

X is the exchange ratio (the "Share Exchange Ratio") of 1.508 shares in the Company for each China Netcom share cancelled under the Scheme;

Y is the number of outstanding Netcom Options held by an Eligible Participant as at 5:00 p.m. (Hong Kong time) on 14 October 2008 (the "Scheme Record Time"); and

Z is the exercise price of an outstanding Netcom Option held by an Eligible Participant at the Scheme Record Time.

Fractions of Special Unicom Options were not granted to the Eligible Participants.

Based on the formulae set out above, the exercise price of a Special Purpose 2004 Unicom Option (as defined below) is HKD5.57 and the exercise price of a Special Purpose 2005 Unicom Option (as defined below) is HKD8.26.

The Board has the right to make corresponding alterations to the number of shares involved in the Special Unicom Options and the exercise price in the event of a capitalisation issue, rights issue, sub-division or consolidation of the Company's shares or reduction of capital. Such adjustments shall give the Eligible Participants the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and shall not cause the Company's shares to be issued below its par value.

(ii) No amount is payable on acceptance of the grant of a Special Unicom Option.

B. Exercise of Special Unicom Options

The Special Unicom Options are exercised in accordance with the following vesting schedules:

(i) Special Unicom Options granted to the Eligible Participants in respect of the Netcom Options granted to them on 22 October 2004 (the "2004 Netcom Options") and held as at the Scheme Record Time (the "Special Purpose 2004 Unicom Options") are effective from 15 October 2008 until 16 November 2011 (as extended by the Board). Any Special Purpose 2004 Unicom Option not exercised by 16 November 2011 shall lapse automatically. The respective exercise periods of the Special Purpose 2004 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 3 under the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" below; and

(ii) Special Unicom Options granted to Eligible Participants in respect of the 2005 Netcom Options granted to them on 6 December 2005 (the "2005 Netcom Options") and held by them as at the Scheme Record Time (the "Special Purpose 2005 Unicom Options") are effective from 15 October 2008 until 5 December 2011. Any Special Purpose 2005 Unicom Option not exercised by 5 December 2011 shall lapse automatically. The respective exercise periods of the Special Purpose 2005 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 3 under the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" below.

Please refer to the Company's circular issued on 15 August 2008 for further details on the terms of the Special Purpose Share Option Scheme.



As at 31 December 2009, 189,556,566 share options had been granted and remained valid under the Special Purpose Share Option Scheme of the Company, representing approximately 0.80% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, 686,894 options were held by a Director as at 31 December 2009. All of the options granted and outstanding as at 31 December 2009 are governed by the amended terms of the Special Purpose Share Option Scheme.

During the year ended 31 December 2009, no option granted under the Special Purpose Share Option Scheme was exercised.

4. **Financial Impact and Valuation of Share Options**

For the share options granted under the Pre-Global Share Option Scheme and the Share Option Scheme, the Company recognised share-based employee compensation costs over the vesting period based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model in which no impact of any non-market vesting conditions is considered. In connection with the merger with China Netcom, the grant of Special Unicom Options was accounted for as a modification in accordance with International Financial Reporting Standards ("IFRS") and Hong Kong Financial Reporting Standards ("HKFRS") 2 "Share-based Payment" issued by the International Accounting Standards Board ("IASB") and Hong Kong Institute of Certified Public Accountants ("HKICPA"), respectively. The incremental fair value of the exchanged options measured before and after the modification is to be recognised as follows:

- For vested options, the incremental share-based compensation costs are recognised in the statement of income immediately;

- For non-vested options, the incremental share-based compensation costs are recognised in the statement of income over the remaining vesting period.

Please also refer to Note 33 to the financial statements for additional description, financial impact and the valuation results of the respective share option schemes.

5. **Interest of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme**

	Capacity and Nature	Date of Grant[3]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2009[1]	Movement During the Period: Granted[1]	Exercised[1]	Forfeited[1]	No. of Options Outstanding as at 31 December 2009[1]
Directors								
Chang Xiaobing (Chairman and CEO)	Beneficial owner (Personal)	21 December 2004	6.20	526,000	–	–	–	526,000
		15 February 2006	6.35	746,000	–	–	–	746,000
								1,272,000
Lu Yimin	–	–	–	–	–	–	–	–
Zuo Xunsheng	Beneficial owner (Personal)	15 October 2008	5.57	686,894	–	–	–	686,894
Tong Jilu	Beneficial owner (Personal)	30 June 2001	15.42	292,000	–	–	–	292,000
		20 July 2004	5.92	92,000	–	–	–	92,000
		15 February 2006	6.35	460,000	–	–	–	460,000
	Beneficial owner (Spouse)	20 July 2004	5.92	32,000	–	–	–	32,000
		15 February 2006	6.35	40,000	–	–	–	40,000
								916,000
Cesareo Alierta Izuel	–	–	–	–	–	–	–	–
Wu Jinglian	Beneficial owner (Personal)	21 May 2003	4.30	292,000	–	–	–	292,000
		20 July 2004	5.92	292,000	–	–	–	292,000
								584,000
Cheung Wing Lam Linus	–	–	–	–	–	–	–	–
Wong Wai Ming	–	–	–	–	–	–	–	–
John Lawson Thornton	–	–	–	–	–	–	–	–
Timpson Chung Shui Ming	–	–	–	–	–	–	–	–
Employees		22 June 2000	15.42	16,977,600	–	–	–	16,977,600
		30 June 2001	15.42	4,058,000	–	–	–	4,058,000
		21 May 2003	4.30	8,664,000	–	–	–	8,664,000
		20 July 2004	5.92	40,608,000	–	–	–	40,608,000
		21 December 2004	6.20	128,000	–	–	–	128,000
		15 February 2006	6.35	150,310,000	–	–	–	150,310,000
		15 October 2008	5.57	99,940,204	–	–	–	99,940,204
		15 October 2008	8.26	88,929,468	–	–	–	88,929,468
								409,615,272[2]
Total				**413,074,166**				**413,074,166**

Notes:

1. Each option gives the holder the right to subscribe for one share.

2. The options outstanding as at 31 December 2009 include approximately 25,000,000 options held by the option holders who were determined by the Board as "Transferred Personnel" under the applicable share option schemes due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring.

3. Particulars of share options are as follows:

Date of Grant	Exercise Price (HKD)	Exercise Period*
Options Granted under the Pre-Global Offering Share Option Scheme:		
22 June 2000	15.42	22 June 2002 to 21 June 2010
Options Granted under the Share Option Scheme:		
30 June 2001	15.42	30 June 2001 to 22 June 2011**
21 May 2003	4.30	21 May 2004 to 20 May 2011** (in respect of 40% of the options granted) 21 May 2005 to 20 May 2011** (in respect of 30% of the options granted) 21 May 2006 to 20 May 2011** (in respect of the remaining 30% of the options granted)
20 July 2004	5.92	20 July 2005 to 19 July 2011** (in respect of 40% of the options granted) 20 July 2006 to 19 July 2011** (in respect of 30% of the options granted) 20 July 2007 to 19 July 2011** (in respect of the remaining 30% of the options granted)
21 December 2004	6.20	21 December 2005 to 20 December 2011** (in respect of 40% of the options granted) 21 December 2006 to 20 December 2011** (in respect of 30% of the options granted) 21 December 2007 to 20 December 2011** (in respect of the remaining 30% of the options granted)
15 February 2006	6.35	15 February 2008 to 14 February 2012 (in respect of 50% of the options granted) 15 February 2009 to 14 February 2012 (in respect of the remaining 50% of the options granted)
Options Granted under the Special Purpose Share Option Scheme:		
15 October 2008	5.57	15 October 2008 to 16 November 2011** (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2006 to 16 November 2010; 17 May 2007 to 16 November 2010 and 17 May 2008 to 16 November 2010, respectively) 17 May 2009 to 16 November 2011** (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2009 to 16 November 2010)
15 October 2008	8.26	15 October 2008 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2007 to 5 December 2011) 6 December 2008 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2008 to 5 December 2011) 6 December 2009 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2009 to 5 December 2011) 6 December 2010 to 5 December 2011 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2010 to 5 December 2011)

* In 2009, the exercise periods of approximately 25,000,000 options (as discussed in Note 2 above) were extended by one year by the Board pursuant to the amended terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. The main reasons for extension were (i) that the holders of those options were determined by the Board as "Transferred Personnel" under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring, and (ii) that those options were not exercisable due to a "Mandatory Moratorium" under the respective terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. In March 2010, due to the "Mandatory Moratorium" continuing to be in force, the Board further extended the exercise periods of such options by another year.

** The original expiry dates for these options were 22 June 2010, 20 May 2010 (the expiry date of these options was extended from 20 May 2009 to 20 May 2010 by the Board in 2009 pursuant to the amended terms of the Share Option Scheme), 19 July 2010, 20 December 2010 and 16 November 2010, respectively, which were extended to 22 June 2011, 20 May 2011, 19 July 2011, 20 December 2011 and 16 November 2011, respectively, by the Board in March 2010 pursuant to the amended terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those options were not exercisable due to a "Mandatory Moratorium" under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

On 21 October 2009, the Company and Telefónica S.A. ("Telefónica") completed the mutual investment in the amount of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica of 693,912,264 new ordinary shares in the capital of the Company ("Shares") at a price of HK$11.17 each and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica at a price of EUR17.24 each to the Company. Please refer to the subsection headed "Increase in Shareholding Interest in the Company by Telefónica and Investment by the Company in Telefónica; Strategic Alliance between the Company and Telefónica" below for details.

In addition, on 25 September 2009, the Company received a conditional irrevocable offer from SK Telecom Co., Ltd. ("SKT") for the sale by SKT to the Company of 899,745,075 ordinary shares of the Company, at a price of HK$11.105 each, by way of an off-market share repurchase by the Company. The Share Repurchase (as defined below) was approved by shareholders of the Company at the extraordinary general meeting held on 3 November 2009 and was completed on 5 November 2009. Please refer to the subsection headed "Off-Market Share Repurchase" below for details.

The repurchased 899,745,075 shares were subsequently cancelled by the Company. The par value of the cancelled shares was transferred to the capital redemption reserve. The total consideration of approximately HKD9,992 million (equivalent to approximately RMB8,802 million) were charged to the retained profits account.

Save as disclosed above, neither the Company nor any of its subsidiaries repurchased, sold or redeemed any of the Company's listed shares for the year ended 31 December 2009.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the Hong Kong Securities and Futures Ordinance (the "SFO") as at 31 December 2009:

		Ordinary Shares Held		Percentage of Total
		Directly	**Indirectly**	**Issued Shares**
(i)	China United Network Communications Group Company Limited ("Unicom Group")[1,2]	—	16,959,075,926	71.98%
(ii)	China United Network Communications Limited ("Unicom A Share Company")[1]	—	9,725,000,020	41.27%
(iii)	China Unicom (BVI) Limited ("Unicom BVI")[1]	9,725,000,020	—	41.27%
(iv)	China Netcom Group Corporation (BVI) Limited ("Netcom BVI")[2,3]	7,008,353,114	225,722,792	30.70%
(v)	Telefónica S.A. ("Telefónica")[4]	—	1,972,315,708	8.37%
(vi)	Telefónica Internacional S.A.U.[4]	1,972,315,708	—	8.37%

Notes:

1. Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2. Netcom BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Netcom BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3. Netcom BVI holds 7,008,353,114 shares (representing 29.74% of the total issued shares) of the Company directly and 1 share of the Company through CNC Cayman Limited, a wholly-owned subsidiary of Netcom BVI. In addition, Netcom BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.96% of the total issued shares) of the Company held as trustee on behalf of a PRC shareholder.

4. Telefónica Internacional S.A.U. is a wholly-owned subsidiary of Telefónica. In accordance with the SFO, the interests of Telefónica Internacional S.A.U are deemed to be, and have therefore been included in, the interests of Telefónica.

Apart from the foregoing, as at 31 December 2009, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 18 to the financial statements for details of the share capital of the Company.

COMPOSITION OF THE BOARD

The Directors during the year were:

Executive Directors:

Chang Xiaobing	*(Chairman and CEO)*
Lu Yimin	
Zuo Xunsheng	
Tong Jilu	

Non-Executive Directors:

Cesareo Alierta Izuel	
Jung Man Won	(appointed on 22 January 2009 and resigned on 5 November 2009)
Kim Shin Bae	(resigned on 22 January 2009)

Independent Non-Executive Directors:

Wu Jinglian
Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Timpson Chung Shui Ming

Pursuant to the Articles of Association, Mr. Zuo Xunsheng, Mr. Tong Jilu, Mr. Wu Jinglian and Mr. Cheung Wing Lam Linus will retire by rotation at the forthcoming annual general meeting of the Company and, except Mr. Wu Jinglian, all retiring directors being eligible, offer themselves for re-election.

The personal biographies of the Directors proposed for re-election at the forthcoming annual general meeting (the "Directors for Re-Election") are set out in the section headed "Biographical Details of Directors and Senior Management" on pages 12 to 21 of this annual report. Save as disclosed in the section headed "Biographical Details of Directors and Senior Management", the Directors for Re-Election have not held any other directorship in any listed public companies in the last three years. In addition, save as disclosed in the section headed "Biographical Details of Directors and Senior Management", the Directors for Re-Election do not have any other relationship with any Director, senior management or substantial or controlling shareholders of the Company. Save as disclosed in the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and Special Purpose Share Option Scheme" and "Directors' Interests and Short Positions in Shares, Underlying Shares or Debentures", Directors for Re-Election do not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between the Directors for Re-Election and the Company neither specify the length of service nor require the Company to give more than one year's prior notice or to make payments equivalent to more than one year's emoluments to terminate the service (other than statutory compensation). However, they are subject to retirement by rotation at annual general meetings in accordance with the Articles of Association.

The remuneration package of each of Mr. Zuo Xunsheng and Mr. Tong Jilu includes a basic annual salary of HKD900,000 plus a housing allowance of HKD800,000. The remuneration of each of Mr. Zuo Xunsheng and Mr. Tong Jilu have been determined with reference to their respective duties and responsibilities in the Company, their respective experience and the prevailing market conditions. The remuneration package of each of Mr. Zuo Xunsheng and Mr. Tong Jilu also includes discretionary bonus as recommended by the Remuneration Committee of the Company and approved by the Board based on their performance. The remuneration package of Mr. Cheung Wing Lam Linus includes an annual fee of HKD300,000 for being a non-executive director, an annual fee of HKD70,000 for being a member of the Audit Committee, as well as an annual fee of HKD20,000 for being a member of the Remuneration Committee. Remuneration of Mr. Cheung Wing Lam Linus has been determined with reference to his duties and the prevailing market conditions.

Save as disclosed in this annual report, each of the Directors for Re-Election has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company nor there is any other information to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of its independent non-executive directors the annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers that all independent non-executive directors are currently independent.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at 31 December 2009, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Director	Capacity	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	400,000	0.0017%
Timpson Chung Shui Ming	Beneficial owner (Personal)	6,000	0.0000%

Please refer to the subsection headed "Share Option Schemes of the Company - 5. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" herein above for the interests and rights to acquire shares held by the Directors and the chief executive of the Company as at 31 December 2009 under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme.

Apart from those disclosed herein, at no time during 2009 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 31 December 2009, none of the Directors or the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

DIRECTORS' INTEREST IN CONTRACTS

Save for the service agreements between the Company and the executive directors, as at 31 December 2009, the Directors did not have any material interests, whether directly or indirectly, in any significant contracts entered into by the Company.

None of those Directors proposed for re-election at the forthcoming annual general meeting has an unexpired service agreement which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTOR'S INTEREST IN COMPETING BUSINESSES

Unicom Group and the A Share Company are engaged in telecommunications business and other related businesses in the PRC that are similar to and/or compete with those of the Company. Executive directors of the Company also hold executive positions with Unicom Group and the A Share Company. Please refer to the section headed "Biographical Details of Directors and Senior Management" on pages 12 to 21 of this annual report for further details. In addition, Mr. Lu Yimin, Executive Director and President of the Company, has served as Non-Executive

Director of PCCW Limited since May 2008. Mr. Zuo Xunsheng, Executive Director and Senior Vice President of the Company, has served as Non-Executive Director and Deputy Chairman of PCCW Limited since July 2007. Mr. Cesareo Alierta Izuel, Independent Non-Executive Director of the Company, is the director of Telefónica S.A., and has served as Executive Chairman of Telefónica S.A. since July 2000. In addition, Mr. Cesareo Alierta Izuel is a director of Telecom Italia. Each of PCCW Limited, Telefónica S.A. and Telecom Italia is engaged in the telecommunications business and other related businesses that may compete with those of the Company.

Apart from the above, there are no competing interests of directors which are disclosable under Rule 8.10(2)(b) of the Listing Rules at any time during the year of 2009 up to and including the date of this annual report.

EMOLUMENTS OF THE DIRECTORS

Please refer to Note 28 to the financial statements for details of the emoluments of the Directors.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2009, the Group had approximately 216,600, 190 and 40 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 105,000 temporary employees in Mainland China. For the year ended 31 December 2009, employee benefit expenses were approximately RMB21.931 billion (for the year ended 31 December 2008: RMB20.758 billion). The Group endeavors to maintain its employees' remuneration in line with the market trend and to remain competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing to the Company's shares.

CONNECTED TRANSACTIONS

As at 31 December 2009, Unicom Group is the controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules.

ACQUISITIONS OF CERTAIN ASSETS AND BUSINESSES FROM UNICOM GROUP AND NETCOM GROUP IN 2009

On 31 January 2009, China United Network Communications Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company) completed the acquisition from Unicom Group and China Network Communications Group Corporation ("Netcom Group") of (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the "Fixed-line Business in Southern China") and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries ("Target Assets"); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited ("Unicom Xingye") owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute Company Limited ("CITDCI") owned by Unicom Group and (v) a 100% equity interest in New Guoxin Telecom Corporation of China Unicom ("New Guoxin") owned by Unicom Group at a consideration of approximately RMB4.43 billion. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the "Target Business" and the acquisition of the Target Business is referred to as the "2009 Business Combination".

CONTINUING CONNECTED TRANSACTIONS

On 1 January 2009, the merger of CUCL and China Netcom (Group) Company Limited ("CNC China"), both wholly-owned subsidiaries of the Company, through the absorption of CNC China by CUCL, became effective. On 6 January 2009, the Company was notified by its substantial shareholders, China Unicom (BVI) Limited and China Netcom Group Corporation (BVI) Limited, that the merger of Unicom Group and Netcom Group, their respective parent companies, through the absorption of Netcom Group by Unicom Group, became effective. As a result of the above two mergers by absorption, the continuing connected transactions (and all associated rights and obligations thereunder) of Netcom Group and CNC China were assumed by Unicom Group and CUCL, respectively.

In connection with the 2009 Business Combination, on 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a wholly-owned subsidiary of Unicom Group) entered into a network lease agreement (the "Network Lease Agreement") in relation to the lease (the "Lease") of the telecommunications networks of the 21 provinces in Southern China ("Telecommunications Networks in Southern China") by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ending 31 December 2009 and 31 December 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of such networks determined by an independent appraiser.

Details of other continuing connected transactions of the Company are set out as follows:

Agreement		Nature of Transactions	Consideration and Terms
(1)	*Domestic Interconnection Settlement Agreement 2008-2010 dated 6 November 2007* #	CUCL and Unicom Group agree to interconnect their respective networks and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.	For domestic long distance voice services between Unicom Group and CUCL, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute, irrespective of whether the call terminates within or outside the network of either Unicom Group or CUCL. Such rate shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.
(2)	*International Long Distance Voice Services Settlement Agreement 2008-2010 dated 6 November 2007* #	CUCL and Unicom Group agree to interconnect their respective networks and settle the charges received in respect of international long distance voice services on a quarterly basis.	For outbound international calls, Unicom Group reimburses CUCL for any amount it has paid to overseas telecommunications operators. The revenues received by Unicom Group less the amount paid to overseas telecommunications operators are shared between Unicom Group and CUCL in proportion to the estimated costs incurred by Unicom Group and CUCL in connection with the provision of outbound international long distance voice services. For inbound international calls, the revenues received by CUCL from overseas telecommunications operators (other than China Netcom and its controlled entities) less the amount paid to Unicom Group at the rate of RMB0.06 per minute (irrespective of whether the call terminates within the network of Unicom Group or within the network of other operators) are shared between Unicom Group and CUCL in proportion to the estimated costs incurred by Unicom Group and CUCL in connection with the provision of inbound international long distance voice services. The rate of RMB0.06 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.
(3)	*Framework Agreement for Interconnection Settlement dated 12 August 2008* #	The agreement records the principles governing, and the principal terms of, the continuing transactions between CUCL and Unicom Group whereby the parties agree to interconnect the network of Unicom Group on the one hand and that of CUCL on the other and settle charges received in respect of domestic long distance voice services within their respective service regions and international long distance voice services.	Within the local networks, when a CUCL mobile telephone customer calls a Unicom Group fixed-line customer, or when customers of the two operators make inter-network calls to various call centres, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute. When a CUCL mobile telephone user chooses to use Unicom Group's domestic or international long distance call services, or when a Unicom Group local fixed-line user chooses to use CUCL domestic or international long distance call services, the telephone operator in the location of the called party makes a settlement payment to the telephone operator in the location of the calling party at the rate of RMB0.06 per minute. For domestic long distance voice services, Internet protocol voice services from one operator to another, and for international voice services, international Internet protocol voice services from one operator to another, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute. However, for domestic long distance voice services between the parties where the calling party is unable to choose to use a third party operator, the settlement payment rate will be RMB0.34 per minute if the call is made between 0:00 and 07:00 hours and RMB0.54 per minute if the call is made between 07:00 and 23:59 hours. For calls that need to be transferred to a third party operator, the settlement rate for the transfer will be RMB0.03 per minute.

Agreement	Nature of Transactions	Consideration and Terms
(4) *Engineering and Information Technology Services Agreement 2008-2010 dated 6 November 2007 and Framework Agreement for Engineering and Information Technology Services dated 12 August 2008*	Unicom Group agrees to provide to CUCL certain engineering and information technology-related services, including planning, surveying, design services, construction and supervision services in relation to telecommunications engineering projects and information technology services.	The charges payable for engineering and information technology-related services are determined with reference to market rates. In addition, where the value of any single item of engineering design or supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender. The charges are settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2009, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB2,786 million.
(5) *Master Sharing Agreement 2008-2010 dated 6 November 2007*	Pursuant to this agreement: (a) CUCL agrees to provide various services to Unicom Group including customer relationship management services, network management services and various supporting services. CUCL also agrees to share with Unicom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, human resources and other related matters of both companies; (b) Unicom Group agrees to provide various services to CUCL including supporting services and certain other shared services, such as advertising, publicity, research and development, business hospitality, maintenance and property management. Unicom Group also agrees to provide certain office space in its headquarters to CUCL for use as its principal executive office; and (c) CUCL and Unicom Group agrees to share revenues received by Unicom Group from other operators whose networks interconnect with the Internet backbone network of Unicom Group and agrees to share the monthly connection fee that Unicom Group pays to the State Internet Switching Centre.	The services set out in (a) and (b) and the revenue and fee set out in (c) are shared between CUCL and Unicom Group on an on-going basis from time to time. The aggregate costs incurred by CUCL or Unicom Group for the provision of the services set out in (a) and (b) and the revenue and fee receivable and payable by Unicom Group as referred to in (c) are apportioned between CUCL and Unicom Group according to their respective total assets value as shown in their respective financial statements on an annual basis. The total amounts received by CUCL from Unicom Group in respect of services set out in (a) and in respect of revenue set out in (c) for the year ended 31 December 2009 amounted to approximately RMB3 million. The total amounts paid by CUCL to Unicom Group in respect of services set out in (b) and in respect of the fee set out in (c) for the year ended 31 December 2009 amounted to approximately RMB266 million.
(6) *Property Leasing Agreement 2008-2010 dated 6 November 2007 and Framework Agreement for Property Leasing dated 12 August 2008*	Pursuant to these agreements: (a) CUCL leases to Unicom Group certain properties located throughout CUCL's service regions, for use as offices and other ancillary purposes; and (b) Unicom Group leases to CUCL certain properties located throughout CUCL's service regions, for use as offices, telecommunications equipment sites and other ancillary purposes.	The charges payable by CUCL and by Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such depreciation charges and taxes shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. For the year ended 31 December 2009, the rental charges that CUCL paid to Unicom Group amounted to approximately RMB633 million. For the year ended 31 December 2009, the rental charges paid by Unicom Group to CUCL was negligible.

	Agreement	Nature of Transactions	Consideration and Terms
(7)	*Materials Procurement Agreement 2008-2010 dated 6 November 2007*	Pursuant to this agreement: (a) CUCL may request Unicom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment; (b) CUCL may purchase from Unicom Group certain products, including cables, modems and yellow pages telephone directories; and (c) Unicom Group agrees to provide to CUCL storage and transportation services related to the procurement and purchase of materials or equipment under the agreement.	Commission and/or charges for procurement services referred to in (a) in respect of: (i) imported materials; and (ii) domestic materials, shall not exceed the maximum rate of 1% and 3% respectively of the contract value. The price for the purchase of Unicom Group's products referred to in (b) is determined with reference to the following pricing principles and limits (the "Pricing Principles"): • the government fixed price; • where there is no government fixed price but a government guidance price exists, the government guidance price; • where there is neither a government fixed price nor a government guidance price, the market price; or • where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis. Commission charges for the storage and transportation services referred to in (c) are to be determined with reference to market rates. Payments will be made as and when the relevant equipment or products have been procured and delivered. For the year ended 31 December 2009, the total commission and/or charges paid by CUCL to Unicom Group amounted to approximately RMB375 million.
(8)	*Ancillary Telecommunications Services Agreement 2008-2010 dated 6 November 2007 and Framework Agreement for Ancillary Telecommunications Services dated 12 August 2008*	Unicom Group agrees to provide CUCL with ancillary telecommunications services including certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers' acquisition and servicing and other customers' services.	The charges payable are determined with reference to the Pricing Principles and are settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2009, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB689 million.
(9)	*Support Services Agreement 2008-2010 dated 6 November 2007 and Framework Agreement for Support Services dated 12 August 2008*	Unicom Group agrees to provide CUCL with various support services, including equipment leasing (other than equipment covered under the Telecommunications Facilities Leasing Agreement 2008-2010 described below) and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employee training services and advertising services and other support services.	The charges payable are determined with reference to the Pricing Principles and are settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2009, the total charges paid by CUCL to Unicom Group amounted to approximately RMB273 million.
(10)	*Telecommunications Facilities Leasing Agreement 2008-2010 dated 6 November 2007 and Framework Agreement for Telecommunications Facilities Leasing dated 12 August 2008*	(a) Unicom Group agrees to leases (i) inter-provincial fiber optic cables within CUCL's service regions and (ii) certain international telecommunications resources, to CUCL; and (b) Unicom Group leases certain other telecommunications facilities required by CUCL for its operations.	The rental charges for the leasing of inter-provincial fiber optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber optic cables, resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL shall be responsible for the on-going maintenance of such inter-provincial fiber optic cables and international telecommunications resources. CUCL and Unicom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in (b). Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group shall be responsible for maintaining any telecommunications facilities referred to in (b), CUCL shall pay to Unicom Group the relevant maintenance service charges which shall be agreed between the parties and determined on a cost-plus basis. CUCL and Unicom Group agree to settle rental charges and service charges due to Unicom Group on a quarterly basis. For the year ended 31 December 2009, the total charges paid by CUCL to Unicom Group amounted to approximately RMB148 million.

Agreement	Nature of Transactions	Consideration and Terms
(11) *Information and Communications Technology Agreement 2008-2010 dated 6 November 2007*	Pursuant to the agreement: (a) China Unicom System Integration Limited Corporation ("China Unicom System Integration", being a wholly owned subsidiary of the Company) (and its subsidiaries) provides information and communications technology services to Unicom Group (and its subsidiaries (other than the Company and its subsidiaries)), which include system integration services, software development services, operational maintenance services, consultancy services, equipment leasing-related services and product sales and distribution related services; and (b) China Unicom System Integration will also subcontract services ancillary to the provision of information and communications technology services, namely, the system installation and configuration services, to the subsidiaries and branches of Unicom Group in Unicom Group's southern service region in China.	The charges payable for the services provided are determined with reference to the following pricing principles and limits: • the government fixed price; • where there is no government fixed price but a government guidance price exists, the government guidance price; or • where there is neither a government fixed price nor a government guidance price, the market price. In relation to the charges payable for the services provided that are to be determined with reference to the market price: • if the value of any single item of system installation and configuration services provided by Unicom Group (and its subsidiaries) to China Unicom System Integration (and its subsidiaries) exceeds RMB0.3 million, the award of such services will be subject to tender; or • if the value of any single item of system integration, software development, operational maintenance, consultancy and equipment leasing-related services exceeds RMB0.5 million, or where the value of any single item of product sales and distribution related services exceeds RMB2 million, the award of such services shall be subject to tender. For the year ended 31 December 2009, the total consideration received by China Unicom System Integration (and its subsidiaries) from Unicom Group amounted to approximately RMB70 million. The total consideration paid by China Unicom System Integration (and its subsidiaries) to Unicom Group for the same period amounted to approximately RMB70 million.
(12) *Supply of telephone cards under the Second New Comprehensive Services Agreement dated 12 August 2008**	Unicom Group (or its subsidiaries) agrees to provide various kinds of telephone cards for CUCL's various networks.	Charges for the supply of telephone cards are based on the actual cost incurred by Unicom Group or its subsidiaries in supplying the cards together with a margin over cost to be agreed from time to time, but in any case not to exceed 20% of the cost and subject to appropriate volume discounts. Under the Second New Comprehensive Services Agreement, prices and volumes will be reviewed by the parties on an annual basis. For the year ended 31 December 2009, the total charges paid to a subsidiary of Unicom Group for the purchase of telephone cards pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB81 million.
(13) *Provision of equipment procurement services under the Second New Comprehensive Services Agreement dated 12 August 2008*	Unicom Group agrees to provide comprehensive procurement services to CUCL through its subsidiary or subsidiaries. Unicom Group agrees to procure foreign and domestic telecommunications equipment and other materials required in the operation of CUCL's various networks and to provide services on management and consultation of tenders and agency services.	Charges for services are calculated at the rate of: (a) 0.55% of the contract value of those procurement contracts up to and including US$30 million and 0.35% of the contract value of those procurement contracts over US$30 million, in the case of imported equipment; and (b) 0.25% of the contract value of those procurement contracts up to and including RMB200 million and 0.15% of the contract value of those procurement contracts over RMB200 million, in the case of domestic equipment. For the year ended 31 December 2009, the total agency fees paid to a subsidiary of Unicom Group for procurement services of domestic and international telecommunications equipment and other materials pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB12 million.

Agreement	Nature of Transactions	Consideration and Terms
(14) *Interconnection arrangements under the Second New Comprehensive Services Agreement dated 12 August 2008#*	CUCL and Unicom Group agree to interconnect various telecommunications networks of CUCL and various telecommunications networks of Unicom Group.	The parties agree to conduct settlement in accordance with the settlement standard stipulated in the Notice Concerning the Issue of the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian 2003 No. 454) promulgated by the Ministry of Information and Industry of China on 28 October 2003. The parties further agree that if the settlement method (and its amendment from time to time) formulated by the relevant government authorities in respect of similar settlement between the networks is more favourable to CUCL when compared with the above interconnection settlement arrangements, settlement shall be conducted pursuant to the more favourable settlement method.
(15) *Mutual provision of premises under the Second New Comprehensive Services Agreement dated 12 August 2008*	CUCL and Unicom Group (including itself or any of its subsidiaries) agree to provide to each other premises (including premises, buildings, air conditioning, electricity, power generating equipment and other relevant auxiliary facilities) belonging to CUCL or Unicom Group (including itself or any of its subsidiaries), or leased to CUCL or Unicom Group (including itself or any of its subsidiaries) by third parties upon the request of any of the two parties from time to time.	Apart from cases where the premises have been leased from independent third parties, the use fees or the rental amount in each case is based on the lower of depreciation costs and market prices for similar premises in that locality. However, any of CUCL or Unicom Group (including itself or any of its subsidiaries) may choose to charge each other market prices for premises rented to the other party or parties. In addition to the rental amount, for buildings, CUCL or Unicom Group (including itself or any of its subsidiaries) shall pay as scheduled water and electricity tariffs, air conditioning charges and other expenses actually consumed or used, together with the property management fees for the leased buildings in accordance with such price or fee standards stipulated by the pricing authority. In cases where the premises have been leased from an independent third party, the use fees or the rental amount is the amount that is payable under the head lease. Charges for any air-conditioning and electricity are included in the rental amount. In the case of shared premises, the use fees or the rental amount is split in proportion to the respective areas occupied by the parties. For the year ended 31 December 2009, the total rental charges for premises leased by Unicom Group pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB187 million, whereas the total rental charges for premises leased to Unicom Group pursuant to the Second New Comprehensive Services Agreement was negligible.
(16) *Provision of international telecommunications network gateway under the Second New Comprehensive Services Agreement dated 12 August 2008*	Unicom Group agrees to provide international access to CUCL's international long distance call services through its gateways at Shanghai, Guangzhou and Beijing. Unicom Group has undertaken not to provide international telecommunications network gateway services to other third parties.	Charges for these services are based on the costs of Unicom Group to operate and maintain the international telecommunications network gateway facilities (including depreciation) which have been included in the management accounts of Unicom Group verified and audited by local auditors, and a margin of 10% over such costs. CUCL agrees to retain all the revenue arising from the provision of international long distance call services for their own benefit. For the year ended 31 December 2009, the total charges paid to Unicom Group for the international telecommunications network gateway services pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB5 million.
(17) *Provision of operator-based value-added services under the Second New Comprehensive Services Agreement dated 12 August 2008#*	Unicom Group (or its subsidiaries) agrees to use its operator-based network, equipment and operators to provide operator-based comprehensive value-added services to CUCL, including, but are not limited to, "Unicom Assistant" and operator-based message services.	CUCL shall retain 40% of the revenue generated from operator-based value-added services provided to the subscribers (and actually received by CUCL) and allocate 60% of such revenue to Unicom Group for settlement, on the condition that such proportion for Unicom Group shall not be higher than the average proportion for independent operator-based value-added telecommunications content providers who provide operator-based value-added telecommunications content in the same region. For the year ended 31 December 2009, the total revenue allocated to a wholly-owned subsidiary of Unicom Group in relation to the provision of operator-based value-added services pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB21 million.

Agreement	Nature of Transactions	Consideration and Terms
(18) *Provision of value-added telecommunications services under the Second New Comprehensive Services Agreement dated 12 August 2008*	Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.	CUCL shall retain a portion of the revenue generated from the value-added services provided to the subscribers (and actually received by CUCL) and allocate a portion of such revenue to Unicom Group for settlement, on the condition that such proportion allocated to Unicom Group shall not be higher than the average proportion for independent value-added telecommunications content providers who provide value-added telecommunications content in the same region. The percentage of revenue to be allocated to Unicom Group by CUCL will vary depending on the types of value-added services provided. For the year ended 31 December 2009, the total revenue allocated to Unicom Group in relation to value-added services for cellular subscribers pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB122 million.
(19) *Provision of "10010/10011" customer services under the Second New Comprehensive Services Agreement dated 12 August 2008#*	Unicom Group (or its subsidiaries) agrees to provide certain customer services to CUCL, including business inquiries, tariff inquiries, account maintenance, complaints handling, customer interview and subscriber retention.	The service fees payable by CUCL to Unicom Group shall be calculated on the basis of the costs of the customer service plus a profit margin of not more than 10%. The costs of the customer services will be the cost per operator seat multiplied by the number of effectively operating operator seats. For the year ended 31 December 2009, the total charges paid to Unicom Group for the customer services pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB54 million.
(20) *Provision of agency services under the Second New Comprehensive Services Agreement dated 12 August 2008#*	Unicom Group (or its subsidiaries) agrees to provide subscriber development services to CUCL by telephone or through other channels by utilising its paging network, equipment and operators.	The pricing standard for the agency fees is that the agency fees chargeable to CUCL shall not exceed the average of agency fees chargeable by independent third party agents providing subscriber development services to CUCL in the same region. For the year ended 31 December 2009, the total agency fees paid to Unicom Group pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB10 million.
(21) *Provision of engineering design and technical services under the Second New Comprehensive Services Agreement dated 12 August 2008#*	Unicom Group (or its subsidiaries) agrees to provide engineering design and technical services to CUCL based on its demands and requirements.	The pricing standard for the engineering design services shall be implemented with reference to but shall not be higher than those set out in the Standard Fees on Engineering, Exploration and Design Services promulgated and implemented by the original State Planning Commission and the Ministry of Construction of China in 2002 and other relevant national standards. In addition, such pricing standard shall not be higher than those adopted by an independent third party providing similar services in the same industry in China. The pricing standard for the technical services shall be implemented with reference to but shall not be higher than those set out in the Notice of the State Planning Commission Concerning Printing and Issuance of the Interim Provisions on the Consulting Fee for Front End Work of Construction Projects promulgated by the State Planning Commission of China in 1999 and other relevant national standards. In addition, such pricing standard shall not be higher than those adopted by an independent third party providing similar services in the same industry in China. For the year ended 31 December 2009, the total service fees paid to Unicom Group in relation to the provision of engineering design and technical services pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB7 million.

Note: As parties in this transaction are no longer connected persons upon completion of 2009 Business Combination (as defined above) since January 2009, the transaction amount stated above represents the amount incurred in 2009 before completion of 2009 Business Combination only.

Please refer to Note 38 to the financial statements for a summary of the related party transactions entered into by the members of the Group for the year ended 31 December 2009.

The Company confirms that it has complied with the requirements of Chapter 14A of the Listing Rules in relation to all connected transactions and continuing connected transactions to which any Group member was a party during 2009.

The independent non-executive directors of the Company confirmed that all continuing connected transactions to which any Group member was a party during 2009:

(1) were entered into in the ordinary and usual course of business of the Group;

(2) were entered into either (a) on normal commercial terms, or (b) if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are no less favourable than terms available to or from (as appropriate) independent third parties; and

(3) were entered into in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of the Company's shareholders as a whole.

The Board has received a letter from the external auditor of the Company stating that all the continuing connected transactions of the Company for 2009:

(1) have received the approval of the Board;

(2) are in accordance with the pricing policy of the Group if the transactions involve provision of goods or services by the Group;

(3) have been entered into in accordance with the relevant agreements governing the connected transactions; and

(4) have not exceeded their respective upper limits, if applicable, set for the year ended 31 December 2009.

INCREASE IN SHAREHOLDING INTEREST IN THE COMPANY BY TELEFóNICA AND INVESTMENT BY THE COMPANY IN TELEFóNICA; STRATEGIC ALLIANCE BETWEEN THE COMPANY AND TELEFóNICA

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of US$1 billion in the other party through an acquisition of shares in the other party. The parties also entered into a strategic alliance agreement pursuant to which the parties agreed to establish a strategic alliance in order to strengthen the business of each other by cooperation based on the network, business model and experience of each other.

On 21 October 2009, the Company and Telefónica completed the mutual investment of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica of 693,912,264 new ordinary shares in the capital of the Company at a price of HK$11.17 each and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica at a price of EUR17.24 each to the Company. As at 21 October 2009, following the completion of the mutual investment, the Company had a shareholding interest of approximately 0.87% in the issued share capital of Telefónica and Telefónica's indirect shareholding interest in the Company increased from approximately 5.38% to approximately 8.06% in the issued share capital of the Company. As at 31 December 2009, Telefónica's indirect shareholding interest in the Company was approximately 8.37% in the issued share capital of the Company.

Please refer to the Company's announcements dated 6 September 2009 and 21 October 2009 for details.

OFF-MARKET SHARE REPURCHASE

On 25 September 2009, the Company received a conditional irrevocable offer (the "SKT Offer") from SKT for the sale by SKT to the Company of 899,745,075 shares (the "Repurchase Shares", comprising all the shares of the Company owned by SKT), by way of an off-market share repurchase by the Company (the "Share Repurchase"). The consideration for the Share Repurchase was HK$9,991,669,057.87, being HK$11.105 for each Repurchase Share, and was payable in cash. The Share Repurchase was approved by shareholders of the Company at the extraordinary general meeting held on 3 November 2009 and was completed on 5 November 2009.

Please refer to the Company's announcements dated 28 September 2009, 3 November 2009 and 5 November 2009, respectively, and circular dated 9 October 2009 for details.

iPHONE

On 28 August 2009, the Company and Apple Inc. reached a three-year agreement for the Company to sell iPhone in China. The Company launched iPhone and the related services on 30 October 2009.

CORPORATE GOVERNANCE REPORT

Report on the Company's corporate governance is set out in "Corporate Governance Report" on pages 22 to 33.

MATERIAL LEGAL PROCEEDINGS

For the year ended 31 December 2009, the Company had not been involved in any material litigation, arbitration or administrative proceedings. So far as the Company is aware of, no such litigation, arbitration or administrative proceedings were pending or threatened as at 31 December 2009.

PUBLIC FLOAT

Based on publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year and as at the date of this annual report.

DONATIONS

For the year ended 31 December 2009, the Group made charitable and other donations in an aggregate amount of approximately RMB6 million.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 10 May 2010 to 12 May 2010 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for (i) attendance and voting at the Annual General Meeting to be held on Wednesday, 12 May 2010 (or any adjournment thereof) and (ii) the proposed 2009 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:30 p.m. of 7 May 2010. The 2009 Final Dividend is expected to be paid in Hong Kong dollars on or about 11 June 2010 to those members registered in the Company's register of members as at 12 May 2010 (the "Record Date").

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2009 FINAL DIVIDEND

Pursuant to (i) the "Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management" (the "Notice") issued by the State Administration of Taxation of the People's Republic of China (the "SAT") on 27 April 2009 which became effective on 1 January 2008; (ii) the "Enterprise Income Tax Law of the People's Republic of China" (the "Enterprise Income Tax Law") and the "Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People's Republic of China" (the "Implementation Rules"), both becoming effective on 1 January 2008; and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2009 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the "Enterprise Income Tax"), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company's register of members on the Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2009 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company's register of members on the Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend payable.

Shareholders who are not individual shareholders listed on the Company's register of members and who (i) are resident enterprises of the People's Republic of China (the "PRC") (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2009 Final Dividend, should lodge with the Company's Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong at or before 4:30 p.m. of 7 May 2010, and present the documents from such shareholder's governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company's register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

AUDITOR

PricewaterhouseCoopers was the auditor of the Company for the year ended 31 December 2009 and has audited the accompanying financial statements. A resolution will be submitted by the Board at the forthcoming annual general meeting of the Company to re-appoint PricewaterhouseCoopers as the Company's auditors for the year ending 31 December 2010.

By Order of the Board
Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong,
24 March 2010

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (the "Meeting") of China Unicom (Hong Kong) Limited (the "Company") will be held on 12 May 2010 at 3:00p.m. at Ballroom C, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2009.

2. To declare a final dividend for the year ended 31 December 2009.

3. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors for the year ending 31 December 2010.

4. To re-appoint Auditors, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2010.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "THAT:

   (a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HKD0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorized by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "THAT the Directors be and are hereby authorized to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 12 April 2010

Notice of Annual General Meeting

Notes:

1. Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75th Floor, The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Directors have recommended a final dividend for the year ended 31 December 2009 of RMB0.16 per share and subject to the passing of the Resolution 2 above, the dividend is expected to be paid in Hong Kong dollars on or about 11 June 2010 to those shareholders whose names appear on the Company's register of shareholders on 12 May 2010.

4. The Register of the shareholders will be closed from 10 May 2010 to 12 May 2010 (both days inclusive), during which dates no transfer of shares of the Company will be effected. In order to qualify for (i) attendance and voting at the Meeting (or any adjournment thereof) and (ii) the proposed final dividend, all transfers, accompanied by the relevant certificates must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:30 p.m. on 7 May 2010.

5. In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate circular from the Company to be enclosed with the 2009 annual report.

6. The votes to be taken at the Meeting will be taken by poll, the results of which will be announced after the Meeting.

Independent Auditor's Report

TO THE SHAREHOLDERS OF CHINA UNICOM (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Unicom (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 85 to 209, which comprise the consolidated and company balance sheets as at 31 December 2009, and the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 March 2010

Consolidated Balance Sheet

As at 31 December 2009

(All amounts in Renminbi ("RMB") millions)

	Note	As at 31 December 2009	As at 31 December 2008 As restated (Note 2.2(a))
ASSETS			
Non-current assets			
Property, plant and equipment	6	**351,157**	285,469
Lease prepayments	7	**7,729**	7,863
Goodwill	8	**2,771**	2,771
Deferred income tax assets	9	**5,202**	5,334
Available-for-sale financial assets	12	**7,977**	95
Other assets	10	**11,596**	9,087
		386,432	310,619
Current assets			
Inventories and consumables	13	**2,412**	1,092
Accounts receivable, net	14	**8,825**	9,341
Prepayments and other current assets	15	**4,252**	2,715
Amounts due from ultimate holding company	38.1	**—**	169
Amounts due from related parties	38.1	**53**	128
Amounts due from domestic carriers	38.2	**1,134**	974
Proceeds receivable for disposal of the CDMA business	34, 38.2	**5,121**	13,140
Short-term bank deposits	16	**996**	337
Cash and cash equivalents	17	**7,820**	10,237
		30,613	38,133
Total assets		**417,045**	348,752
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	18	**2,310**	2,329
Share premium	18	**173,435**	166,784
Reserves	19	**(18,088)**	(15,464)
Retained profits			
– Proposed final dividend	35	**3,770**	4,754
– Others		**45,038**	49,322
		206,465	207,725
Minority interest in equity		**2**	2
Total equity		**206,467**	207,727

Consolidated Balance Sheet

As at 31 December 2009
(All amounts in RMB millions)

	Note	As at 31 December 2009	2008 As restated (Note 2.2(a))
LIABILITIES			
Non-current liabilities			
Long-term bank loans	20	**759**	997
Corporate bonds	21	**7,000**	7,000
Deferred income tax liabilities	9	**245**	16
Deferred revenue		**2,562**	3,398
Other obligations	22	**187**	1,681
		10,753	13,092
Current liabilities			
Accounts payable and accrued liabilities	23	**104,072**	67,509
Taxes payable		**912**	11,307
Amounts due to ultimate holding company	38.1	**308**	—
Amounts due to related parties	38.1	**5,438**	1,658
Amounts due to domestic carriers	38.2	**1,136**	956
Payables in relation to disposal of the CDMA business	38.2	**7**	4,232
Dividend payable	35	**331**	149
Commercial paper	24	**—**	10,000
Short-term bank loans	25	**63,909**	10,780
Current portion of long-term bank loans	20	**62**	1,216
Current portion of deferred revenue		**1,397**	2,200
Current portion of other obligations	22	**2,534**	3,012
Advances from customers		**19,719**	14,914
		199,825	127,933
Total liabilities		**210,578**	141,025
Total equity and liabilities		**417,045**	348,752
Net current liabilities		**(169,212)**	(89,800)
Total assets less current liabilities		**217,220**	220,819

The notes on pages 99 to 209 are an integral part of these consolidated financial statements.

Approved by the Board of Directors on 24 March 2010 and signed on behalf of the Board by:

Chang Xiaobing
Director

Tong Jilu
Director

Balance Sheet

As at 31 December 2009

(All amounts in RMB millions)

	Note	As at 31 December 2009	2008
ASSETS			
Non-current assets			
Investments in subsidiaries	11(a)	**159,967**	159,761
Property, plant and equipment	6	**37**	40
Available-for-sale financial assets	12	**7,789**	—
		167,793	159,801
Current assets			
Prepayments and other current assets	15	**5**	7
Amounts due from a subsidiary	11(c)	**3,413**	3,293
Dividend receivable		**15,239**	5,254
Loans to subsidiaries	11(b)	**6,859**	6,800
Short-term bank deposits	16	**—**	122
Cash and cash equivalents	17	**663**	330
		26,179	15,806
Total assets		**193,972**	175,607
EQUITY			
Capital and reserve attributable to the Company's equity holders			
Share capital	18	**2,310**	2,329
Share premium	18	**173,435**	166,784
Reserves	19	**1,142**	1,158
Retained profits			
– Proposed final dividend	35	**3,770**	4,754
– Others		**1,451**	329
Total equity		**182,108**	175,354

Balance Sheet

As at 31 December 2009
(All amounts in RMB millions)

	Note	As at 31 December 2009	As at 31 December 2008
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities	9	**225**	—
Current liabilities			
Accounts payable and accrued liabilities	23	**64**	104
Amounts due to subsidiaries	11(c)	**199**	—
Withholding tax payable		**136**	—
Dividend payable	35	**331**	149
Amounts due to a related party	38.1	**2,104**	—
Short-term bank loans	25	**8,805**	—
		11,639	253
Total liabilities		**11,864**	253
Total equity and liabilities		**193,972**	175,607
Net current assets		**14,540**	15,553
Total assets less current liabilities		**182,333**	175,354

The notes on pages 99 to 209 are an integral part of this financial statement.

Approved by the Board of Directors on 24 March 2010 and signed on behalf of the Board by:

Chang Xiaobing
Director

Tong Jilu
Director

Consolidated Statement of Income

For the year ended 31 December 2009

(All amounts in RMB millions, except per share data)

	Note	2009	2008 As restated (Note 2.2(a))
		Year ended 31 December	
Continuing operations			
Revenue	5, 26, 38	**153,945**	159,792
Interconnection charges		**(12,955)**	(13,038)
Depreciation and amortisation		**(47,587)**	(47,961)
Networks, operations and support expenses	27	**(21,728)**	(18,736)
Leasing fee for telecommunications networks in Southern China	4.2 (b)	**(2,000)**	—
Employee benefit expenses	28	**(21,931)**	(20,758)
Other operating expenses	29	**(36,723)**	(37,748)
Finance costs	30	**(1,036)**	(2,423)
Interest income		**91**	265
Impairment loss on property, plant and equipment	6	**—**	(11,837)
Realised gain on changes in fair value of derivative financial instrument	31	**1,239**	—
Other income - net	32	**962**	2,097
Profit from continuing operations before income tax		**12,277**	9,653
Income tax expenses	9	**(2,721)**	(1,828)
Profit from continuing operations		**9,556**	7,825
Discontinued operations			
Profit from discontinued operations	34	**—**	1,438
Gain on disposal of discontinued operations	34	**—**	26,135
Profit for the year		**9,556**	35,398
Attributable to:			
Equity holders of the Company		**9,556**	35,398
Minority interest		**—**	—
		9,556	35,398

Consolidated Statement of Income

For the year ended 31 December 2009
(All amounts in RMB millions, except per share data)

	Note	Year ended 31 December	
		2009	2008 As restated (Note 2.2(a))
Earnings per share for profit attributable to equity holders of the Company during the year			
Basic earnings per share (RMB)	36	**0.40**	1.49
Diluted earnings per share (RMB)	36	**0.40**	1.48
Earnings per share for profit from continuing operations attributable to equity holders of the Company during the year			
Basic earnings per share (RMB)	36	**0.40**	0.33
Diluted earnings per share (RMB)	36	**0.40**	0.33
Earnings per share for profit from discontinued operations attributable to equity holders of the Company during the year			
Basic earnings per share (RMB)	36	**—**	1.16
Diluted earnings per share (RMB)	36	**—**	1.15

Details of dividends attributable to equity holders of the Company for the years ended 31 December 2009 and 2008 are set out in Note 35.

The notes on pages 99 to 209 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2009
(All amounts in RMB millions)

	Year ended 31 December	
	2009	2008
Profit for the year	**9,556**	35,398
Other comprehensive loss		
Fair value losses on available-for-sale financial assets	**(71)**	(188)
Tax effect on fair value losses on available-for-sale financial assets	**33**	47
Fair value losses on available-for-sale financial assets, net of tax	**(38)**	(141)
Currency translation differences	**—**	(29)
Other comprehensive loss for the year, net of tax	**(38)**	(170)
Total comprehensive income for the year	**9,518**	35,228
Total comprehensive income attributable to:		
Equity holders of the Company	**9,518**	35,228
Minority interest	**—**	—
	9,518	35,228

The notes on pages 99 to 209 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2009

(All amounts in RMB millions)

	Attributable to equity holders of the Company										
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Available-for-sale fair value reserve	Statutory reserves	Other Reserve	Retained profits	Total	Minority interest	Total equity
Balance at 1 January 2008 (As previously reported)	1,437	64,320	516	1,113	–	17,933	56,713	36,480	178,512	4	178,516
Adjusted for 2009 Business Combination under common control (Note 1)	–	–	–	32	185	832	4,957	(6,336)	(330)	3	(327)
Balance at 1 January 2008 (As restated)	1,437	64,320	516	1,145	185	18,765	61,670	30,144	178,182	7	178,189
Total comprehensive (loss)/income for the year	–	–	–	–	(141)	–	(29)	35,398	35,228	–	35,228
Effect of 2009 Business Combination	–	–	–	–	–	(201)	2,062	(1,861)	–	–	–
Transfer to retained profits in respect of depreciation on revalued assets	–	–	–	(984)	–	–	(70)	1,054	–	–	–
Transfer to statutory reserves	–	–	–	–	–	886	–	(886)	–	–	–
Appropriation to statutory reserve	–	–	–	–	–	3,542	–	(3,542)	–	–	–
Equity-settled share option schemes:											
– Value of employee services	–	–	96	–	–	–	–	–	96	–	96
– Issuance of shares upon exercise of options (Note 33)	3	252	(72)	–	–	–	267	–	450	–	450
Issuance of shares in connection with 2008 Business Combination (Note 1)	889	102,212	–	–	–	–	(103,101)	–	–	–	–
Transfer out upon disposal of the CDMA business	–	–	–	–	–	–	–	–	–	(5)	(5)
Dividends relating to 2007 (Note 35)	–	–	–	–	–	–	–	(6,231)	(6,231)	–	(6,231)
Balance at 31 December 2008 (As restated)	2,329	166,784	540	161	44	22,992	(39,201)	54,076	207,725	2	207,727

Consolidated Statement of Changes in Equity

For the year ended 31 December 2009

(All amounts in RMB millions)

	Attributable to equity holders of the Company											
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available-for-sale fair value reserve	Statutory reserves	Other Reserve	Retained profits	Total	Minority interest	Total equity
Balance at 1 January 2009 (As previously reported)	2,329	166,784	–	540	136	–	22,361	(46,220)	60,780	206,710	–	206,710
Adjusted for 2009 Business Combination under common control (Note 1)	–	–	–	–	25	44	631	7,019	(6,704)	1,015	2	1,017
Balance at 1 January 2009 (As restated)	2,329	166,784	–	540	161	44	22,992	(39,201)	54,076	207,725	2	207,727
Total comprehensive (loss)/income for the year	–	–	–	–	–	(38)	–	–	9,556	9,518	–	9,518
Transfer of profits of entities under common control to Unicom Group in relation to 2009 Business Combination	–	–	–	–	–	–	–	–	(64)	(64)	–	(64)
Consideration for 2009 Business Combination under common control (Note 1)	–	–	–	–	–	–	–	(3,896)	–	(3,896)	–	(3,896)
Transfer to retained profits in respect of depreciation on revalued assets	–	–	–	–	(55)	–	–	–	55	–	–	–
Transfer to statutory reserves	–	–	–	–	–	–	490	–	(490)	–	–	–
Appropriation to statutory reserve	–	–	–	–	–	–	769	–	(769)	–	–	–
Equity-settled share option schemes:												
– Value of employee services	–	–	–	27	–	–	–	–	–	27	–	27
Issuance of shares for mutual investment by the Company and Telefónica (Note 18 & Note 31)	60	6,651	–	–	–	–	–	–	–	6,711	–	6,711
Off-market share repurchase (Note 18)	(79)	–	79	–	–	–	–	–	(8,802)	(8,802)	–	(8,802)
Dividends relating to 2008 (Note 35)	–	–	–	–	–	–	–	–	(4,754)	(4,754)	–	(4,754)
Balance at 31 December 2009	2,310	173,435	79	567	106	6	24,251	(43,097)	48,808	206,465	2	206,467

The notes on pages 99 to 209 are an integral part of these consolidated financial statements.

Statement of Changes in Equity

For the year ended 31 December 2009
(All amounts in RMB millions)

	The Company						
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Available-for-sale fair value reserve	Retained profits	Total equity
Balance at 1 January 2008	1,437	64,320	–	363	–	3,341	69,461
Issuance of shares and share options in connection with 2008 Business Combination (Note 1)	889	102,212	–	761	–	–	103,862
Total comprehensive income for the year	–	–	–	–	–	4,474	4,474
Equity-settled share option schemes:							
– Value of employee services	–	–	–	73	–	–	73
– Issuance of shares upon exercise of options (Note 33)	3	252	–	(39)	–	–	216
Dividends relating to 2007 (Note 35)	–	–	–	–	–	(2,732)	(2,732)
Balance at 31 December 2008	2,329	166,784	–	1,158	–	5,083	175,354
Balance at 1 January 2009	**2,329**	**166,784**	**–**	**1,158**	**–**	**5,083**	**175,354**
Total comprehensive (loss)/income for the year	**–**	**–**	**–**	**–**	**(122)**	**13,694**	**13,572**
Equity-settled share option schemes:							
– Value of employee services	**–**	**–**	**–**	**27**	**–**	**–**	**27**
Issuance of shares for mutual investment by the Company and Telefónica (Note 18 & Note 31)	**60**	**6,651**	**–**	**–**	**–**	**–**	**6,711**
Off-market share repurchase (Note 18)	**(79)**	**–**	**79**	**–**	**–**	**(8,802)**	**(8,802)**
Dividends relating to 2008 (Note 35)	**–**	**–**	**–**	**–**	**–**	**(4,754)**	**(4,754)**
Balance at 31 December 2009	**2,310**	**173,435**	**79**	**1,185**	**(122)**	**5,221**	**182,108**

The notes on pages 99 to 209 are an integral part of this financial statement.

Consolidated Statement of Cash Flows

For the year ended 31 December 2009
(All amounts in RMB millions)

	Note	Year ended 31 December	
		2009	2008 As restated (Note 2.2 (a))
Cash flows from operating activities			
Cash generated from continuing operations	(a)	**63,990**	67,794
Interest received		**93**	269
Interest paid		**(1,681)**	(3,011)
Income tax paid		**(4,669)**	(7,811)
Net cash inflow from operating activities of continuing operations		**57,733**	57,241
Net cash inflow from operating activities of discontinued operations	34	**—**	656
Net cash inflow from operating activities		**57,733**	57,897
Cash flows from investing activities			
Purchase of property, plant and equipment		**(78,130)**	(48,127)
Proceeds from disposal of property, plant and equipment and other assets		**611**	488
Dividends received from available-for-sale financial assets		**177**	3
Consideration for purchase of business and entities under common control		**(3,896)**	(5,880)
(Increase)/decrease in short-term bank deposits		**(659)**	415
Purchase of other assets		**(3,411)**	(1,641)
Net cash outflow from investing activities of continuing operations		**(85,308)**	(54,742)
Net cash (outflow)/inflow from investing activities of discontinued operations	34	**(5,039)**	29,489
Net cash outflow from investing activities		**(90,347)**	(25,253)

Consolidated Statement of Cash Flows

For the year ended 31 December 2009
(All amounts in RMB millions)

	Note	Year ended 31 December	
		2009	2008 As restated (Note 2.2 (a))
Cash flows from financing activities			
Proceeds from exercise of share options		—	450
Proceeds from commercial paper		—	10,000
Proceeds from short-term bank loans		**96,204**	50,714
Proceeds from long-term bank loans		—	2,888
Proceeds from issuance of corporate bonds		—	5,000
Proceeds from related party loans		**2,114**	—
Repayment of commercial paper		**(10,000)**	(20,000)
Repayment of short-term bank loans		**(43,075)**	(51,784)
Repayment of long-term bank loans		**(1,406)**	(23,832)
Repayment of capital element of finance lease payments		—	(101)
Repayment of related party loans		—	(2,222)
Payment of prior year profit transfer		**(266)**	(101)
Consideration for off-market share repurchase		**(8,802)**	—
Dividends paid to equity holders	35	**(4,572)**	(6,082)
Net cash inflow/(outflow) from financing activities of continuing operations		**30,197**	(35,070)
Net cash outflow from financing activities of discontinued operations		—	—
Net cash inflow/(outflow) from financing activities		**30,197**	(35,070)
Net cash inflow/(outflow) from continuing operations		**2,622**	(32,571)
Net cash (outflow)/inflow from discontinued operations	34	**(5,039)**	30,145
Net decrease in cash and cash equivalents		**(2,417)**	(2,426)
Cash and cash equivalents, beginning of year		**10,237**	12,663
Cash and cash equivalents, end of year	17	**7,820**	10,237
Analysis of the balances of cash and cash equivalents:			
Cash balances		**7**	8
Bank balances		**7,813**	10,229
		7,820	10,237

The notes on pages 99 to 209 are an integral part of these consolidated financial statements.

(All amounts in RMB millions)

(a) The reconciliation of profit from continuing operations before income tax to cash generated from continuing operations is as follows:

	Year ended 31 December	
	2009	2008 As restated (Note 2.2 (a))
Profit from continuing operations before income tax	**12,277**	9,653
Adjustments for:		
Depreciation and amortisation	**47,587**	47,961
Interest income	**(91)**	(265)
Finance costs	**828**	2,153
Gain on disposal of property, plant and equipment and other assets	**(91)**	(10)
Gain on non-monetary assets exchange	**(38)**	(1,305)
Share-based compensation costs	**27**	84
Provision for doubtful debts	**2,355**	3,025
Impairment loss on property, plant and equipment	**—**	11,837
Realised gain on changes in fair value of derivative financial instruments	**(1,239)**	—
Dividends from available-for-sale financial assets	**(215)**	(3)
Changes in working capital:		
Increase in accounts receivable	**(1,839)**	(2,044)
Increase in inventories and consumables	**(1,320)**	(126)
(Increase)/decrease in other assets	**(125)**	834
(Increase)/decrease in prepayments and other current assets	**(1,539)**	1,000
Decrease in amounts due from related parties	**75**	116
(Increase)/decrease in amounts due from domestic carriers	**(160)**	267
Increase/(decrease) in accounts payable, accrued liabilities and taxes payable	**4,659**	(2,156)
Increase in advances from customers	**4,805**	1,653
Decrease in deferred revenue	**(1,639)**	(2,993)
Decrease in other obligations	**(2,101)**	(767)
Increase/(decrease) in amounts due to ultimate holding company	**413**	(1,733)
Increase/(decrease) in amounts due to related parties	**1,942**	(551)
Increase in amounts due to domestic carriers	**180**	396
(Decrease)/increase in payables in relation to disposal of the CDMA business	**(761)**	768
Cash generated from continuing operations	**63,990**	67,794

Consolidated Statement of Cash Flows

For the year ended 31 December 2009
(All amounts in RMB millions)

(b) Major non-cash transactions:

(i) Payables to equipment suppliers for construction-in-progress during 2009 increased by approximately RMB33.1 billion (2008: approximately RMB19.8 billion).

(ii) On 21 October 2009, the Company and Telefónica S.A. ("Telefónica") completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of Euro17.24 each to the Company. Please refer to Note 18 and Note 31 for details.

(iii) On 15 October 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion (equivalent to approximately HKD117.2 billion) in exchange for the entire issued share capital of China Netcom Group Corporation (Hong Kong) Limited. Please refer to Note 1 and Note 18 for details.

(iv) For the years ended 31 December 2009 and 2008, the Group replaced copper cables in certain fixed-line network infrastructure with optical fibers and related equipment. Some of this replacement was done through non-monetary assets exchanges with suppliers, through which optical fibers and related equipment were received in exchange for the Group's own copper cables. The cost of the assets received was recorded at the fair value of the assets surrendered. In 2009, the net book value and fair value of copper cables surrendered were RMB60 million (2008: RMB805 million) and RMB98 million (2008: RMB2,110 million), respectively. A gain on the non-monetary assets exchange of RMB38 million (2008: RMB1,305 million) was recognised in the statement of income for the year ended 31 December 2009.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. After disposal of the CDMA business to China Telecom Corporation Limited ("China Telecom") on 1 October 2008, the merger with China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") on 15 October 2008 and the launch of WCDMA mobile business on 1 October 2009, the principal activities of the Company are investment holding and the Company's subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the "Mobile business", the services aforementioned other than the Mobile business is hereinafter collectively referred to as the "Fixed-line business". The Company and its subsidiaries are hereinafter referred to as the "Group". The address of its registered office is 75th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited ("SEHK") on 22 June 2000 and the American Depositary Shares ("ADS") of the Company were listed on the New York Stock Exchange on 21 June 2000.

On 15 November 2008, the Company was notified by its substantial shareholders, namely China Unicom (BVI) Limited ("Unicom BVI") and China Netcom Group Corporation (BVI) Limited ("Netcom BVI"), that their respective parent companies, namely, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, the parent company of Unicom BVI, hereinafter referred to as "Unicom Group") and China Network Communications Group Corporation (a state-owned enterprise established in the PRC, the parent company of Netcom BVI, hereinafter referred to as "Netcom Group"), had agreed to undertake a merger (the "Parent Merger"). On 6 January 2009, the Company was notified by its substantial shareholders that the Parent Merger, through the absorption of Netcom Group by Unicom Group, had been approved by the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC") and had become effective. As a result of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group, all the assets, liabilities and business of Netcom Group including the connected transaction agreements with the Group have vested in Unicom Group and Unicom Group remains the ultimate holding company of the Company.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

(a) Acquisitions of certain assets and businesses from Unicom Group and Netcom Group in 2009

On 31 January 2009, China United Network Communications Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company) completed the acquisition from Unicom Group and Netcom Group of (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the "Fixed-line Business in Southern China") and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries ("Target Assets"); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited ("Unicom Xingye") owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute Company Limited ("CITDCI") owned by Unicom Group and (v) a 100% equity interest in New Guoxin Telecom Corporation of China Unicom ("New Guoxin") owned by Unicom Group at a consideration of approximately RMB4.43 billion. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the "Target Business" and the acquisition of the Target Business is referred to as the "2009 Business Combination".

(b) Lease of telecommunications networks in Southern China from Unicom New Horizon Mobile Telecommunications Company Limited in 2009

In connection with the 2009 Business Combination, on 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a wholly-owned subsidiary of Unicom Group) entered into an agreement (the "Network Lease Agreement") in relation to the lease (the "Lease") of the fixed-line telecommunications networks of the 21 provinces in Southern China ("Telecommunications Networks in Southern China") by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ending 31 December 2009 and 31 December 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted to CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser.

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

(c) Merger between CUCL and China Netcom (Group) Company Limited in 2009

On 1 January 2009, as part of the Company's integration with China Netcom, the Company completed the reorganisation of its wholly-owned subsidiaries, namely (i) CUCL and (ii) China Netcom (Group) Company Limited ("CNC China", a wholly-owned foreign enterprise established in the PRC and a wholly-owned subsidiary of China Netcom), pursuant to which CUCL merged with, and absorbed, CNC China. The merged company retains the name of China United Network Communications Corporation Limited and remains a wholly-owned subsidiary of the Company. The CNC China mentioned below represents CNC China before the merger with CUCL on 1 January 2009.

The merger between CUCL and CNC China does not have any impact on the consolidated financial statements.

(d) 2008 disposal and business combination activities

- ***Disposal of the Group's CDMA business to China Telecom in 2008***

  On 1 October 2008, the Company completed disposal of the CDMA business to China Telecom in accordance with the CDMA business framework agreement ("the Framework Agreement") and the CDMA business disposal agreement ("the Disposal Agreement") entered into among the Company, CUCL and China Telecom.

- ***Merger between the Company and China Netcom by way of a scheme of arrangement of China Netcom in 2008 (hereinafter referred to as the "2008 Business Combination")***

  On 15 October 2008, the Company completed its merger with China Netcom by way of a scheme of arrangement of China Netcom (the "Scheme") under Section 166 of the Hong Kong Companies Ordinance. The consideration for the 2008 Business Combination was approximately HKD117.2 billion which was satisfied by the issuance of 10,102,389,377 ordinary shares of HKD0.10 each of the Company to the shareholders of China Netcom.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Statement of Compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), are consistent with IFRSs. These financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.

2.2 Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of property, plant and equipment (other than buildings and telecommunications equipment of the Mobile business), available-for-sale financial assets and derivative financial instrument at fair value through profit or loss. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises ("CAS") issued by the Ministry of Finance of the PRC, which became effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Group's IFRSs/HKFRSs financial statements and PRC statutory financial statements. The principal adjustments made to the PRC statutory financial statements to conform to IFRSs/HKFRSs include the following:

- reversal of the revaluation surplus or deficit and related depreciation and amortisation charges arising from the revaluation of assets (mainly property, plant and equipment) performed by independent valuers for the purpose of reporting to relevant PRC government authorities;

- recognition of the revaluation surplus or deficit and related depreciation charges for the purpose of reporting the property, plant and equipment (other than buildings and telecommunications equipment of the Mobile business) at revalued amounts under IFRSs/HKFRSs;

- recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;

- capitalisation of the direct costs associated with the acquisition of subsidiaries prior to 2005;

- additional capitalisation of borrowing costs prior to the adoption of CAS on 1 January 2007;

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

- capitalisation and amortisation of upfront non-refundable revenue and the related direct incremental costs for activating mobile subscribers prior to the adoption of CAS on 1 January 2007; and

- adjustments for deferred taxation in relation to IFRSs/HKFRSs adjustments.

(a) Business Combination of Entities and Business under Common Control and Purchase of Target Assets

The merger between the Company and China Netcom was considered a business combination of entities under common control as their respective ultimate holding companies, namely Unicom Group and Netcom Group, were both under the common control of SASAC. Further, the 2008 Business Combination was carried out by reference to the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector dated 24 May 2008 jointly issued by the Ministry of Industry and Information Technology ("MIIT"), the National Development and Reform Commission ("NDRC") and the Ministry of Finance of the PRC. As set out in Note 1, Unicom Group and Netcom Group had merged on 6 January 2009 following the merger between the Company and China Netcom.

The 2009 Business Combination was also considered a business combination of entities and businesses under common control as the Target Business before and after the acquisition was both under the control of Unicom Group, the Group's ultimate holding company.

Under HKFRSs, the 2008 Business Combination and 2009 Business Combination were accounted for using merger accounting in accordance with the Accounting Guideline 5 "Merger accounting for common control combinations" ("AG 5") issued by the HKICPA. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

Under IFRSs/HKFRSs, the purchase of the Target Assets in 2009 of approximately RMB0.53 billion was accounted for as an asset purchase in accordance with IAS/HKAS 16 "Property, plant and equipment" in the period of purchase.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(b) Summary of the restatement to 2008 comparative financial information

The impact of the restatement of 2008 comparative financial information in connection with the 2009 Business Combination is summarised as follows:

	As previously reported	2009 Business Combination	Eliminations	As restated
For the year ended 31 December 2008				
Results of continuing operations:				
Revenue	148,906	14,337	(3,451)	159,792
Profit for the year	6,340	1,537	(52)	7,825
As at 31 December 2008				
Financial position:				
Non-current assets	308,804	1,959	(144)	310,619
Current assets	36,120	3,450	(1,437)	38,133
Total assets	344,924	5,409	(1,581)	348,752
Non-current liabilities	12,995	97	—	13,092
Current liabilities	125,219	4,062	(1,348)	127,933
Total liabilities	138,214	4,159	(1,348)	141,025
Net assets	206,710	1,250	(233)	207,727

(c) Discontinued Operations

On 2 June 2008, the Company, CUCL and China Telecom entered into the Framework Agreement to dispose of the assets and liabilities in relation to the CDMA business and the disposal was completed on 1 October 2008. In accordance with IFRS/HKFRS 5 "Non-current assets held for sale and discontinued operations" issued by the IASB/HKICPA ("IFRS/HKFRS 5"), the results and cash flows of the operations of the CDMA operating segment of the Group have been presented as discontinued operations in the consolidated statement of income and statement of cash flows of the Group for the year ended 31 December 2008. The difference between the consideration received and receivable and the book value of net assets disposed of is recorded as "gain on disposal of discontinued operations" in the consolidated statement of income for the year ended 31 December 2008.

For details, please refer to Note 34.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(d) Going Concern Assumption

As at 31 December 2009, current liabilities of the Group exceeded current assets by approximately RMB169.2 billion (2008: approximately RMB89.8 billion). Given the current global economic conditions and the Group's expected capital expenditures in the foreseeable future, management has comprehensively considered the Group's available sources of funds as follows:

- The Group's continuous net cash inflow from operating activities;
- Revolving banking facilities of approximately RMB113.3 billion, of which approximately RMB58.8 billion was unutilised as at 31 December 2009; and
- Other available sources of financing from domestic banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will consider the opportunities in the current capital market to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2009 have been prepared under the going concern basis.

(e) Critical Accounting Estimates and Judgment

The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates significant to the consolidated financial statements are disclosed in Note 4.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(f) New Accounting Standards, Amendments and Interpretations Pronouncements

(i) The following revised standard is early adopted by the Group

- IAS/HKAS 24 (revised) "Related party disclosure" (effective from 1 January 2011). The revised standard primarily amends the disclosure requirements applicable to transactions and balances with government-related entities and the government. The revised standard also clarifies and simplifies the definition of a related party. Upon the early adoption of IAS/HKAS 24 (revised), the Group revised the disclosure on the transactions and balances with the major state-owned financial institutions in its related party transactions footnote. Please refer to Note 38 for details.

(ii) The following new and amended IFRSs/HKFRSs are adopted by the Group as at 1 January 2009

- IFRS/HKFRS 2 (amendment), "Share-based payment" (effective from 1 January 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment does not have any material impact on the Group's or Company's financial statements.

- IFRS/HKFRS 7 (amendment) "Financial instruments - Disclosures" (effective from 1 January 2009). The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on profit for the year and earnings per share. Please refer to Note 3 for details.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(f) New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(ii) The following new and amended IFRSs/HKFRSs are adopted by the Group as at 1 January 2009 (Continued)

- IFRS/HKFRS 8, "Operating segments" (effective from 1 January 2009). IFRS/HKFRS 8 replaces IAS/HKAS 14, "Segment reporting". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes.

  The adoption of IFRS/HKFRS 8, the completion of 2009 Business Combination and the launch of the WCDMA mobile business in 2009 have not resulted in changes in the number of reportable segments presented and operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker ("CODM"). The CODM has been identified as the Board of Directors. Starting from 2009, the CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segment. Other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments, are presented as unallocated amounts. The 2008 comparative financial information has been restated to conform to current year's presentation. Please refer to Note 5 for details.

- IAS/HKAS 1 (revised) "Presentation of financial statements" (effective from 1 January 2009). The revised standard prohibits the presentation of items of income and expenses (that is, "non-owner changes in equity") in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity in a statement of comprehensive income. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it is also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on the profit for the year and earnings per share.

- IAS/HKAS 23 (Revised), "Borrowing costs" (effective from 1 January 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. As the Group had previously capitalised borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, the adoption of IAS/HKAS 23 (revised) does not have any impact on the Group's financial statements.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(f) New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(ii) The following new and amended IFRSs/HKFRSs are adopted by the Group as at 1 January 2009 (Continued)

- IASB's annual improvement project published in May 2008/HKICPA's improvements to HKFRS published in October 2008

  ➢ IAS/HKAS 1 (Amendment), "Presentation of financial statements" (effective from 1 January 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS/HKAS 39, "Financial instruments: Recognition and measurement" are examples of current assets and liabilities respectively.

  ➢ IAS/HKAS 23 (Amendment), "Borrowing costs" (effective from 1 January 2009). The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS/HKAS 39 "Financial instruments: Recognition and measurement". This eliminates the inconsistency of terms between IAS/HKAS 39 and IAS/HKAS 23.

  ➢ There are a number of amendments to IFRS/HKFRS 7, "Financial instruments: Disclosures", IAS/HKAS 8, "Accounting policies, changes in accounting estimates and errors", IAS/HKAS 10, "Events after the balance sheet date", IAS/HKAS 18, "Revenue", IAS/HKAS 19, "Employee benefits", IAS/HKAS 27, "Consolidated and separate financial statements", IAS/HKAS 34, "Interim financial reporting", IAS/HKAS 36, "Impairment of assets" and IAS/HKAS 40, "Investment property" which are not addressed in details as the amendments are not relevant to the Group's operations and consolidated financial statements.

The adoption of the IASB's/HKICPA's improvements does not have a material impact on the Group's consolidated financial statements.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(f) New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(iii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

- IFRS/HKFRS 2 (amendments), "Group cash-settled share-based payment transactions" (effective from 1 January 2010). In addition to incorporating IFRIC/HK(IFRIC)-Int 8, "Scope of IFRS/HKFRS 2", and IFRIC/HK(IFRIC)-Int 11, "IFRS/HKFRS 2 - Group and treasury share transactions", the amendments expand on the guidance in IFRIC/HK(IFRIC)-Int 11 to address the classification of group arrangements that were not covered by the interpretations.

- IFRS/HKFRS 3 (revised), "Business combinations"(effective for annual periods beginning on or after 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. All acquisition-related costs should be expensed.

- IFRS/HKFRS 9 "Financial instrument" (effective from 1 January 2013). Under IFRS/HKFRS 9, financial assets are required to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortised cost. The decision is to be made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

- IAS/HKAS 27 (revised), "Consolidated and separate financial statements" (effective for annual periods beginning on or after 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interest to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss.

- There are a number of new interpretations including IFRIC/HK (IFRIC) 17 "Distribution of non-cash assets to owners", IFRIC/HK (IFRIC) 18 "Transfer of assets from customers" and IFRIC/HK(IFRIC) 19 "Extinguishing financial liabilities with equity instruments" which are not addressed in details as the interpretations are not relevant to the Group's operations and consolidated financial statements.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(f) New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(iii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (Continued)

- IASB's annual improvement project published in April 2009/HKICPA's improvements to HKFRS published May 2009

  - ➢ IAS/HKAS 7 (Amendment), "Cash flow statements" (effective from 1 January 2010). The amendment requires that only expenditures that result in a recognised asset in the statement of financial position can be classified as investing activities.

  - ➢ IAS/HKAS 17 (Amendment), "Leases" (effective from 1 January 2010). The amendment deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance lease or operating lease using the general principles of IAS/HKAS 17.

  - ➢ IAS/HKAS 36 (Amendment), "Impairment of assets" (effective from 1 January 2010). The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS/HKFRS 8, "Operating segments" (that is, before the aggregation of segments with similar economic characteristics permitted by paragraph 12 of IFRS/HKFRS 8).

  - ➢ IAS/HKAS 38 (Amendment), "Intangible assets" (effective for annual periods beginning on or after 1 July 2009). The amendment clarifies that the description of the valuation techniques commonly used to measure intangible assets acquired in a business combination when they are not traded in an active market. In addition, an intangible asset acquired in a business combination might be separable but only together with a related contract, identifiable asset or liability. In such cases, the intangible asset is recognised separately from goodwill but together with the related item.

  - ➢ There are a number of amendments to IFRS/HKFRS 5, "Non-current assets held for sale and discontinued operations", IFRS /HKFRS 8, "Operating segments", IAS/HKAS 1, "Presentation of financial statements" and IAS/HKAS 18, "Revenue" which are not addressed in details as the amendments are not relevant to the Group's operations and consolidated financial statements.

    The Group is currently evaluating the impact of adopting the above standards, amendments and interpretations on the Group's consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Upon the disposal of subsidiaries, the difference between the consideration received and receivable and the book value of net assets disposed of is recorded as gain/loss on disposal in the consolidated statement of income in the year of disposal.

The Group has acquired the equity interests of certain subsidiaries prior to 2005 (refer to Note 8 for details). Prior to the adoption of HKFRSs in 2005, the Group accounted for the acquisition of subsidiaries under common control in accordance with the original HK SSAP 27 "Accounting for Group Reconstructions" ("HK SSAP 27") under the previous accounting principles generally accepted in Hong Kong and the requirement of the Hong Kong Companies Ordinance. Since the criteria for applying merger accounting under HK SSAP 27 was not satisfied, the purchase method of accounting was used to account for the acquisitions of those subsidiaries (including common control transactions) by the Group prior to 2005.

Under the purchase method of accounting, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the statement of income.

Upon the adoption of HKFRSs in 2005, merger accounting is used by the Group to account for the business combination of entities and businesses under common control in accordance with AG 5 issued by the HKICPA. The results of operations and financial position of such entities or businesses at carrying value are included in the consolidated financial statements as if the businesses were always part of the Group from the beginning of the earliest period presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Consolidation (Continued)

(a) ***Subsidiaries*** *(Continued)*

Upon the adoption of IFRSs in 2008, the Group has elected not to apply IFRS 3 "Business Combination" retrospectively to past business combination that occurred prior to 1 January 2005. In addition, the Group adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRS.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) ***Minority interests***

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of changes in equity within equity, separately from equity attributable to the equity holders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statement of incomes as an allocation of the total profit or loss for the year between minority shareholders and the equity holders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests that result in gains or losses for the Group are recorded in the consolidated financial statements. Purchases from minority interests result in goodwill, being the difference of any consideration paid and the relevant share of the carrying value of the net assets of the subsidiary acquired.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4 Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Board of Directors that makes strategic decisions.

2.5 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entities operate ("the functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity into other reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the statement of income as part of the gain or loss on disposal.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6 Property, Plant and Equipment

(a) Construction-in-progress

Construction-in-progress ("CIP") represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of property, plant and equipment.

(b) Buildings

Buildings held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives.

(c) Other property, plant and equipment

Other property, plant and equipment comprise telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and others. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (i) the exchange transactions lacks commercial substance or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Telecommunications equipment of the Mobile business are stated at cost less accumulated depreciation and accumulated impairment losses. All other property, plant and equipment are stated at revalued amounts less accumulated depreciation and accumulated impairment losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6 Property, Plant and Equipment (Continued)

(c) Other property, plant and equipment (Continued)

When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against any revaluation surplus on earlier valuations in respect of the same item and thereafter are debited to statement of income. Any subsequent increases are credited to the statement of income up to the amount previously debited. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the statement of income and depreciation based on the asset's original cost is transferred from the revaluation reserve to retained profits.

Revaluations on fixed assets will be performed with sufficient regularity by independent valuers and in each of the intervening years, valuations are reviewed by directors of the Group. The revalued amount is the fair value at the date of revaluation.

(d) Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10-30 years	3-5%
Telecommunications equipment of Mobile business	5-10 years	3-5%
Telecommunications equipment of Fixed-line business	5-10 years	3-5%
Office furniture, fixtures, motor vehicles and others	5-10 years	3-5%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.11).

(e) Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of a property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognised in the statement of income. When revalued assets are sold, the residual amounts included in the revaluation reserve are transferred to retained profits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2.8 Lease Prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and expensed on a straight line basis over the lease period.

2.9 Other Assets

Other assets mainly represent (i) capitalised direct incremental costs for activating mobile subscribers; (ii) capitalised installation costs of fixed-line services; (iii) computer software and (iv) prepaid rental for premises and leased lines.

(i) Capitalised direct incremental costs for activating mobile subscribers, including costs of SIM/USIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of mobile services, are deferred and amortised over the expected customer service periods of 3 years except when the direct incremental costs exceed the corresponding upfront non-refundable revenue. In such cases, the excess of the direct incremental costs over the non-refundable revenue are recorded immediately as expenses in the statement of income.

(ii) Capitalised installation costs of Fixed-line business are deferred and expensed to the statement of income over the expected customer service period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the statement of income.

(iii) Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives on a straight-line basis.

(iv) Long-term prepaid rental for premises and leased lines are amortised using a straight-line method over the lease period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10 Financial Assets

2.10.1 Classification

The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables comprise "accounts receivable and other receivables", "short-term bank deposits" and "cash and cash equivalents" in the balance sheet (Note 2.14, 2.15 and 2.16).

(b) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.10.2 Recognition and measurement

Available-for-sale financial assets are carried at fair value. Loans and receivables are recognised initially at fair value and subsequently carried at amortised cost using the effective interest method.

The translation differences on non-monetary securities are recognised in other comprehensive income/loss. Changes in the fair value of non-monetary securities classified as available-for-sale are recognised in other comprehensive income/loss until impairment.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the statement of income as "gains and losses from investment securities".

Interest on available-for-sale securities calculated using the effective interest method is recognised in the statement of income as part of other income. Dividends on available-for-sale equity instruments are recognised in the statement of income as part of other income when the right to receive payments is established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11 Impairment of Non-Financial Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each balance sheet date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset's fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered from impairment are reviewed for possible reversal of the impairment at each reporting date.

2.12 Impairment of Financial Assets

(a) Accounts receivable and other receivables

The Group assesses at the end of each reporting period whether there is objective evidence that accounts receivable and other receivable are impaired. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets' carrying amount and the present value of estimated future cash flows which is discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of a provision account, and the amount of the loss is recognised in the statement of income. When a receivable is proven to be uncollectible with sufficient evidence, it is written off against the provision account for receivables. Subsequent recoveries of amounts previously written off are credited in the statement of income.

(b) Available-for-sale financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that available-for-sale financial assets are impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the statement of income. Impairment losses recognised in the statement of income on equity instruments are not reversed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13 Inventories and Consumables

Inventories, which primarily comprise handsets, SIM/USIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Consumables consist of materials and supplies used in maintaining the Group's telecommunication networks and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.14 Accounts Receivable and Other Receivables

Accounts receivable are amounts due from customers for services performed in the ordinary course of business. If collection of accounts receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

2.15 Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.16 Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.17 Deferred Revenue, Advances from Customers and Subscriber Point Rewards Program

(a) Deferred revenue

Deferred revenue mainly represents upfront non-refundable revenue, including upfront connection fees and installation fees of fixed-line business and receipts from the activation of SIM/USIM cards relating to the Mobile business, which are deferred and recognised over the expected customer service period.

(b) Advances from customers

Advances from customers are amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognised as revenues upon the rendering of services.

(c) Subscriber point rewards program

The fair value of providing telecommunications services and the subscriber points reward are allocated based on their relative fair values. The allocated portion of fair value for the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognised as revenue when the points are redeemed or expired. The fair value of deferred revenue is estimated based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

2.18 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.19 Share Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to the Company's equity holders and no gain or loss shall be recognised in the statement of income.

2.20 Employee Benefits

(a) Retirement benefits

The Group participates in defined contribution pension schemes. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available.

(b) Early retirement benefits

Early retirement benefits are recognised as expenses when the Group reaches agreement with the relevant employees for early retirement.

(c) Housing benefits

One-off cash housing subsidies paid to PRC employees are charged to the statement of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

The Group's contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.20 Employee Benefits (Continued)

(d) Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognises the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the share options are exercised. The corresponding employee share-based compensation reserve is transferred to share premium.

In connection with the 2008 Business Combination (Note 1), the exchange of China Netcom's options to the Company's options was accounted for as a modification in accordance with IFRS/HKFRS 2 "Share-based payment" issued by the IASB/HKICPA ("IFRS/HKFRS 2"). The incremental fair value of the exchanged options measured before and after the modification is to be recognised as follows:

- For vested options, the incremental share-based compensation costs are recognised in the statement of income immediately;

- For non-vested options, the incremental share-based compensation costs are recognised in the statement of income over the remaining vesting period.

2.21 Accounts Payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.22 Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.23 Discontinued Operations

A discontinued operation is a component of the Group that may be a major line of business or geographical area of operations that has been disposed of or is held for sale. The results and cash flows of that component are separately reported as "discontinued operations" in the statement of income and statement of cash flows, respectively. The difference between the consideration received and receivable and the book value of net assets disposed of is recorded as gain/loss on disposal in the consolidated statement of income in the year of disposal. The comparative statement of income and statement of cash flows are also reclassified as "discontinued operations". The assets and liabilities of such component classified as "held for sale" is presented separately in assets and liabilities, respectively, of the consolidated balance sheet, from the date it is first determined to be discontinued operations or assets/liabilities held for sale, and are de-recognised upon the completion of the disposal.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24 Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the services and sales of goods or telecommunications products in the ordinary course of the Group's activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration of the type of customer, the type of transaction and the specifics of each arrangement.

(a) Sales of services and goods

- Usage fees and monthly fees are recognised when the service are rendered;
- Revenues from the provision of broadband and other Internet-related services and managed data services are recognised when the services are provided to customers;
- Revenue from telephone cards, which represents service fees received from customers for telephone services, is recognised when the related service is rendered upon actual usage of the telephone cards by customers;
- Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognised on a straight-line basis over the lease term;
- Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalized ring, caller number display and secretarial services to subscribers, is recognised when service is rendered;
- Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognised when title has been passed to the buyers;

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24 Revenue Recognition (Continued)

(a) Sales of services and goods (Continued)

- For offerings which include the sale of mobile handset and provision of service, the amount of revenue allocated to the handset sale is determined using the residual value method. Under such method, the Group determines the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. The Group recognises revenues related to the sale of the handset when the title is passed to the customer whereas service revenues are recognised based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income.

- Revenue from information communications technology services are recognised using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, services revenue should be recognised only to the extent of recoverable costs incurred, and costs should be recognised as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognised as current expenses immediately and services revenue should not be recognised.

(b) Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method.

(c) Dividend income

Dividend income is recognised when the right to receive payment is established.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.25 Leases (as the lessee)

(a) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the statement of income on a straight-line basis over the period of the lease.

(b) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the liability balance outstanding. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognised in the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.26 Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.27 Taxation

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

(b) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.28 Dividend Distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.29 Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

2.30 Earnings per Share

Basic earnings per share is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, price risk, cash flow interest rate risk and fair value interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department at its headquarters, following the overall direction determined by the Board of Directors. The Group's finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(a) Market risk

(i) Foreign exchange risk

The Group's major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars, HK dollars and Euro. Exchange risk mainly exists with respect to the repayment of indebtedness to foreign lenders and payables to equipment suppliers and contractors.

The Group's finance department at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the year, the Group had not entered into any forward exchange contracts or currency swap contracts.

As at 31 December 2009 and 2008, the Group had cash and cash equivalents and short-term bank deposits denominated in foreign currencies amounting to RMB1,545 million and RMB1,315 million, respectively. As at 31 December 2009 and 2008, the Group had borrowings denominated in foreign currencies amounting to RMB11,730 million and RMB1,099 million, respectively.

As at 31 December 2009, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars and Euro, while all other variables are held constant, the Group would have recognised additional exchange gains/losses of approximately RMB1,019 million (2008: exchange losses/gains of approximately RMB22 million) for cash and cash equivalents, short-term bank deposits and bank loans denominated in foreign currencies.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(a) Market risk (Continued)

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated balance sheet as available-for-sale financial assets.

The available-for-sale financial assets comprise primarily equity securities of Telefónica. As at 31 December 2009, if the share price of Telefónica had increased/decreased by 10%, while all other variables are held constant, the Group would have reversed the recognised losses or recognised additional losses of approximately RMB584 million in available-for-sale fair value reserve.

(iii) Cash flow and fair value interest rate risk

The Group's interest-bearing assets are mainly represented by bank deposits, management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group's interest rate risk arises from interest bearing borrowings including bank loans, corporate bonds, commercial paper and related party loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2009 and 2008, the Group's borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group's outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group's financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements designed to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2009 and 2008.

As at 31 December 2009, the Group had approximately RMB62,925 million (2008: approximately RMB28,879 million) of bank loans, commercial paper and corporate bonds at fixed rates and approximately RMB10,909 million (2008: approximately RMB1,114 million) of bank loans and related party loan at floating rates.

For the year ended 31 December 2009, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses would have increased/decreased by approximately RMB3 million (2008: approximately RMB125 million).

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks by the Group as at 31 December 2009 and 2008:

	2009	2008 (As restated)
Short-term bank deposits		
State-owned banks in the PRC	**861**	337
Other banks	**135**	—
	996	337
Cash and cash equivalents		
State-owned banks in the PRC	**7,485**	9,671
Other banks	**335**	566
	7,820	10,237

The Group expects that there is no significant credit risk associated with the bank deposits and cash and cash equivalents since the state-owned banks have support from the government and other banks are medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group's credit exposure is mainly represented by the fair value of accounts receivable for services. The Group has policies to limit the credit exposure on accounts receivable for services. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing. The utilisation of credit limits and the settlement pattern of the customers are regularly monitored by the Group.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(c) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including short-term bank loans, commercial paper and the issuance of bonds. Due to the dynamic nature of the underlying businesses, the Group's finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilising different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorised by time period from the balance sheet date to the contractual maturity date.

The Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2009				
Long-term bank loans	**72**	**62**	**185**	**562**
Corporate bonds	**355**	**355**	**5,726**	**2,229**
Other obligations	**2,537**	**111**	**18**	**60**
Accounts payable and accrued liabilities	**101,551**	**—**	**—**	**—**
Amounts due to related parties	**5,448**	**—**	**—**	**—**
Amounts due to ultimate holding company	**308**	**—**	**—**	**—**
Amounts due to domestic carriers	**1,136**	**—**	**—**	**—**
Payables in relation to disposal of the CDMA business	**7**	**—**	**—**	**—**
Short-term bank loans	**64,752**	**—**	**—**	**—**
	176,166	**528**	**5,929**	**2,851**
At 31 December 2008 (As restated)				
Long-term bank loans	1,299	108	315	635
Corporate bonds	355	355	6,064	2,360
Other obligations	3,012	400	1,052	924
Accounts payable and accrued liabilities	65,248	—	—	—
Amounts due to related parties	1,658	—	—	—
Amounts due to domestic carriers	956	—	—	—
Payables in relation to disposal of the CDMA business	4,232	—	—	—
Commercial paper	10,447	—	—	—
Short-term bank loans	11,013	—	—	—
	98,220	863	7,431	3,919

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(c) Liquidity risk (Continued)

The Company	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2009				
Short-term bank loans	8,826	—	—	—
Amounts due to a related party	2,130	—	—	—
Amounts due to subsidiaries	199	—	—	—
	11,155	—	—	—

Regarding the Group's use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(d) for details.

3.2 Capital risk management

The Group's objectives when managing capital are:

- To safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.
- To support the Group's stability and growth.
- To provide capital for the purpose of strengthening the Group's risk management capability.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest bearing debts plus minority interest over interest bearing debts plus total equity. Interest bearing debts represent commercial paper, short-term bank loans, long-term bank loans, obligations under finance lease (included in other obligations), notes payables (included in accounts payable and accrued liabilities), certain amounts due to related parties and corporate bonds, as shown in the consolidated balance sheet. Total equity represents capital and reserves attributable to the Company's equity holders plus minority interest as shown in the consolidated balance sheet.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.2 Capital risk management (Continued)

The Group's debt-to-capitalisation ratios at 31 December 2009 and 2008 are as follows:

	2009	2008 (As restated)
Interest bearing debts:		
- Commercial paper	**—**	10,000
- Short-term bank loans	**63,909**	10,780
- Long-term bank loans	**759**	997
- Obligations under finance lease included in other obligations	**103**	—
- Amounts due to related parties	**2,104**	—
- Notes payables included in accounts payable and accrued liabilities	**500**	—
- Corporate bonds	**7,000**	7,000
- Current portion of long-term bank loans	**62**	1,216
- Current portion of obligations under finance lease	**26**	—
	74,463	29,993
Minority interest	**2**	2
Interest bearing debts plus minority interest	**74,465**	29,995
Total equity:		
- Capital and reserves attributable to the Company's equity holders	**206,465**	207,725
- Minority interest	**2**	2
	206,467	207,727
Interest bearing debts plus total equity	**280,930**	237,720
Debt-to-capitalisation ratio	**26.5%**	12.6%

The increase in debt-to-capitalisation ratio during 2009 resulted primarily from the borrowing of short-term bank loans to finance the telecommunications networks construction and the off-market share repurchase completed during the year.

3. FINANCIAL RISK MANAGEMENT (Continued)

3.3 Fair value estimation

Effective from 1 January 2009, the Group adopted the amendment to IFRS/HKFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group's assets that are measured at fair value at 31 December 2009:

	The Group			
	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets - Equity securities	7,977	—	—	7,977

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as available-for-sale.

During the year ended 31 December 2009, there were no transfers of financial instruments between Level 1 and Level 2 of the fair value hierarchy.

In addition, the estimate of fair value of the Company's options is determined by using valuation techniques. The Group selects an appropriate valuation method and makes assumptions with reference to market conditions existing at each valuation date. For details, please refer to Note 33.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Depreciation on property, plant and equipment

Depreciation on the Group's property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

(b) Revaluation of property, plant and equipment

Property, plant and equipment other than buildings and telecommunications equipment of the Mobile business (Note 2.6 (c)) is carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and accumulated impairment losses. Such equipment is revalued on a depreciated replacement cost or open market value approach, as appropriate, by an independent valuer on a regular basis.

During the intervals of independent revaluations, management performs the analysis and assessment annually to determine whether the fair values of revalued property, plant and equipment are materially different from their carrying amounts. If the revalued amounts differ significantly from the carrying amounts of the equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the equipment. This will have an impact on the Group's future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the statement of income and any subsequent increases are credited as income to the statement of income up to the amount previously charged to the statement of income and thereafter are credited to equity. In addition, the depreciation expenses in future periods will change as the carrying amounts of such equipment change as a result of the revaluation.

Most of the Group's property, plant and equipment which are carried at revalued amounts were revaluated as at 31 December 2006 by an independent valuation firm. The directors of the Company consider the fair values of these revalued property, plant and equipment were not materially different from their carrying values as at 31 December 2009.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.1 Critical accounting estimates and assumptions (Continued)

(c) Impairment of non-current assets

The Group tests whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management's assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-current assets and the Group's results would be significantly affected. Such impairment losses are recognised in the statement of income, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.

No impairment loss on property, plant and equipment was recognised for the year ended 31 December 2009. An impairment loss of RMB11,837 million on equipment in relation to the Personal Handyphone System ("PHS") services was recognised for the year ended 31 December 2008. For details, please refer to Note 6.

(d) Provision for doubtful debts

Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. The Group evaluates specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. The Group records a provision based on its best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as at each reporting date, the Group makes a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. The Group makes such estimates based on its past experience, historical collection patterns, subscribers' creditworthiness and collection trends. For general subscribers, the Group makes a full provision for receivables aged over 3 months, which is consistent with its credit policy with respect to the relevant subscribers.

The Group's estimates described above are based on past experience, historical collection patterns, subscribers' creditworthiness and collection trends. If circumstances change (e.g. due to factors including developments in the Group's business and the external market environment), the Group may need to re-evaluate its policies on doubtful debts, and make additional provisions in the future.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.1 Critical accounting estimates and assumptions (Continued)

(e) Income tax and deferred taxation

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred tax assets, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to impairment loss on property, plant and equipment, unrecognised revaluation surplus on property, plant and equipment under PRC regulations, and provision for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB5,202 million as at 31 December 2009 (2008: approximately RMB5,334 million). Deferred tax assets are recognised based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact the Group's results or financial position.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.2 Critical judgments in applying the Group's accounting policies

(a) Recognition of upfront non-refundable revenue and direct incremental costs

The Group defers and amortises upfront activation fees of SIM/USIM cards of the Mobile business over the expected customer service period of 3 years (2008: approximately 3 years). The related direct incremental costs of acquiring and activating mobile subscribers, including costs of SIM/USIM cards and commissions, are also capitalised and amortised over the same expected customer service period of 3 years.

The Group defers and amortises upfront customer connection and installation fees of the Fixed-line business over the expected customer service period of 10 years (2008: approximately 10 years). The related direct incremental installation costs are deferred and amortised over the same expected customer service period of 10 years.

The Group only capitalises costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately.

The Group estimates the expected customer service period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group's services, technological innovation, and the expected changes in the regulatory and social environment. If the Group's estimate of the expected customer service period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues and direct incremental costs may change for future periods.

(All amounts in RMB millions unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.2 Critical judgments in applying the Group's accounting policies (Continued)

(b) 2009 Business Combination

The 2009 Business Combination was considered as a business combination of entities and business under common control, and has been accounted for using merger accounting under HKFRS, which is consistent with the predecessor values method under IFRS.

Pursuant to the agreement dated 16 December 2008, the 2009 Business Combination excluded the Telecommunications Networks in Southern China, which are retained by Unicom New Horizon and are leased from Unicom New Horizon to CUCL effective from January 2009. To better reflect the economic substance that the Group has not taken on the risks and rewards associated with the property, plant and equipment and related non-current assets and liabilities relating to the Fixed-line business in Southern China, the consolidated balance sheet as at 31 December 2008 therefore includes only the relevant current assets of approximately RMB999 million and current liabilities of approximately RMB2,841 million of the Fixed-line Business in Southern China in accordance with the principle of the merger accounting/predecessor values method but excludes the underlying property, plant and equipment and related non-current assets with net book value of approximately RMB31,350 million, the related long-term intercompany loans from Unicom Group for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB35,652 million and the related payables to network contractors and equipment suppliers of approximately RMB6,176 million. In addition, the consolidated statement of income for the year ended 31 December 2008 includes all the revenues and operating costs of the Fixed-line Business in Southern China, but excludes the depreciation and amortisation charges of approximately RMB3,886 million and the finance costs associated with the long-term intercompany loans for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB846 million, respectively.

The 2009 Business Combination was completed on 31 January 2009 and therefore the consolidated statement of income for the year ended 31 December 2009 has excluded the depreciation and amortisation charges of approximately RMB308 million of the property, plant and equipment relating to the Fixed-line business in Southern China and related non-current assets and the finance costs associated with the long-term intercompany loans for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB26 million for the period from 1 January 2009 to 31 January 2009. After the completion of the 2009 Business Combination, the Group recorded leasing fees amounting to approximately RMB2.0 billion charged by Unicom New Horizon for the lease of the Telecommunications Networks in Southern China for the year ended 31 December 2009 (2008:Nil) (Note 4.2(c)).

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.2 Critical judgments in applying the Group's accounting policies (Continued)

(c) Lease of Telecommunications Networks in Southern China

Pursuant to the Network Lease Agreement (Note 1(b)), Unicom New Horizon has the legal ownership of the Telecommunications Networks in Southern China. The Group believes it only bears the risks associated with the operation of the Fixed-line business in Southern China during the relevant leasing periods and is free from any ownership risks of the telecommunications networks, and the risks and rewards of ownership of the leased assets rest substantially with the lessor. Accordingly, the Group has accounted for the leasing of the aforementioned telecommunications networks as an operating lease.

(d) PRC Tax Resident Enterprise

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise ("TRE"). On 22 April 2009, the PRC State Administration of Taxation issued a notice regarding the determination of PRC TRE status and provided implementation guidance in withholding income tax for non-TRE enterprise shareholders. The Company performed an assessment and concluded that it meets the definition of PRC TRE. Therefore, as at 31 December 2008 and 2009, the Company's subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group's consolidated financial statements for the undistributed income of the Company's subsidiaries in the PRC.

If the results of the Company's assessment change, the amount of current income tax and deferred income tax will change in future periods.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION

The CODM has been indentified as the Board of Directors ("the BOD") of the Company which regularly reviews the Group's internal reporting in order to assess performance and allocate resources; and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group's continuing operations comprise two operating segments based on the various types of telecommunications services, mainly provided to customers in Mainland China.

The major operating segments of the Group are classified as follows:

Continuing operations:

- Mobile business – the provision of GSM and WCDMA cellular and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;

- Fixed-line business – the provision of fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China.

Discontinued operations:

- CDMA business – the provision of the CDMA telephone and related services, through a leasing arrangement for the CDMA network capacity from Unicom New Horizon. The CDMA business was disposed of in October 2008.

Starting from 2009, the CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segments. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also included other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities. The 2008 comparative financial information has been restated to conform to current year's presentation.

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

Revenues between segments are carried out on terms comparable to those that prevail in arm's length transactions or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the consolidated statement of income.

5.1 Operating Segments

	2009					
	Continuing operations					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total continuing operations
Telecommunications service revenue	69,769	79,549	149,318	275	—	149,593
Information communication technology services and other revenue	252	1,611	1,863	326	—	2,189
Sales of telecommunications products	1,970	193	2,163	—	—	2,163
Total revenue from external customers	71,991	81,353	153,344	601	—	153,945
Intersegment revenue	219	4,237	4,456	1,587	(6,043)	—
Total revenue	72,210	85,590	157,800	2,188	(6,043)	153,945
Interconnection charges	(13,104)	(4,292)	(17,396)	—	4,441	(12,955)
Depreciation and amortisation	(17,847)	(28,264)	(46,111)	(1,505)	29	(47,587)
Networks, operations and support expenses	(2,496)	(5,780)	(8,276)	(13,471)	19	(21,728)
Leasing fee for telecommunications networks in Southern China	—	(2,000)	(2,000)	—	—	(2,000)
Employee benefit expenses	—	—	—	(22,104)	173	(21,931)
Other operating expenses	(11,671)	(8,783)	(20,454)	(17,465)	1,196	(36,723)
Finance costs	—	—	—	(1,214)	178	(1,036)
Interest income	—	—	—	269	(178)	91
Realised gain on changes in fair value of derivative financial instrument	—	—	—	1,239	—	1,239
Other income - net	—	—	—	962	—	962
Segment profit/(loss) before income tax	27,092	36,471	63,563	(51,101)	(185)	12,277
Income tax expenses						(2,721)
Profit for the year						9,556
Attributable to:						
Equity holders of the Company						9,556
Minority interest						—
						9,556
Other information:						
Provision for doubtful debts	(1,494)	(858)	(2,352)	(3)	—	(2,355)
Capital expenditures for segment assets (a)	56,984	46,494	103,478	8,996	—	112,474

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

5.1 Operating Segments (Continued)

	2008 (As restated)							
	Continuing operations						Discontinued operations (up to effective date of disposal)	
				Reconciling items				
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total continuing operations	CDMA business	Total
Telecommunications service revenue	64,240	88,254	152,494	337	–	152,831	18,951	171,782
Information communication technology services and other revenue	359	4,339	4,698	364	–	5,062	92	5,154
Sales of telecommunications products	532	1,362	1,894	5	–	1,899	3,253	5,152
Total revenue from external customers	65,131	93,955	159,086	706	–	159,792	22,296	182,088
Intersegment revenue	265	3,407	3,672	1,214	(4,886)	–	–	–
Total revenue	65,396	97,362	162,758	1,920	(4,886)	159,792	22,296	182,088
Interconnection charges	(10,753)	(5,776)	(16,529)	–	3,491	(13,038)	(1,661)	(14,699)
Depreciation and amortisation	(18,551)	(27,782)	(46,333)	(1,628)	–	(47,961)	(411)	(48,372)
Networks, operations and support expenses	(2,279)	(5,757)	(8,036)	(10,873)	173	(18,736)	(7,777)	(26,513)
Employee benefit expenses	–	–	–	(20,967)	209	(20,758)	(1,600)	(22,358)
Other operating expenses	(9,054)	(13,901)	(22,955)	(15,746)	953	(37,748)	(8,966)	(46,714)
Finance costs	–	–	–	(3,137)	714	(2,423)	(6)	(2,429)
Interest income	–	–	–	979	(714)	265	10	275
Impairment loss on property, plant and equipment	–	(11,837)	(11,837)	–	–	(11,837)	–	(11,837)
Other income - net	–	–	–	2,097	–	2,097	22	2,119
Segment profit/(loss) before income tax	24,759	32,309	57,068	(47,355)	(60)	9,653	1,907	11,560
Income tax expenses						(1,828)	(469)	(2,297)
Gain on disposal of the CDMA business						–	26,135	26,135
Profit for the year						7,825	27,573	35,398
Attributable to:								
Equity holders of the Company						7,826	27,572	35,398
Minority interest						(1)	1	–
						7,825	27,573	35,398
Other information:								
Provision for doubtful debts	(1,371)	(1,639)	(3,010)	(15)	–	(3,025)	(383)	(3,408)
Capital expenditures for segment assets (a)	33,852	31,540	65,392	5,471	–	70,863	–	70,863

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

5.1 Operating Segments (Continued)

	31 December 2009					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Total segment assets	**170,577**	**213,172**	**383,749**	**34,470**	**(1,174)**	**417,045**
Total segment liabilities	**74,411**	**51,066**	**125,477**	**85,948**	**(847)**	**210,578**

	31 December 2008 (As restated)					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Total segment assets	130,041	184,127	314,168	35,071	(487)	348,752
Total segment liabilities	53,496	34,484	87,980	53,390	(345)	141,025

(a) Capital expenditures under "unallocated amounts" represent capital expenditures on common facilities, which benefit all operating segments.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the years ended 31 December 2009 and 2008 is as follows:

	The Group						
	2009						
	Buildings	Telecommunications equipment of Mobile business	Telecommunications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress	Total
Cost or valuation:							
Beginning of year (As previously reported)	44,950	163,279	345,143	36,086	1,627	40,783	631,868
2009 Business Combination under common control (Note 1)	738	—	—	2,108	31	88	2,965
Beginning of year (As restated)	45,688	163,279	345,143	38,194	1,658	40,871	634,833
Additions	644	430	1,518	503	208	109,171	112,474
Transfer from CIP	3,329	54,031	24,565	3,674	271	(85,870)	—
Disposals	(297)	(10,817)	(2,203)	(957)	(251)	—	(14,525)
End of year	49,364	206,923	369,023	41,414	1,886	64,172	732,782
Representing:							
At cost	49,364	206,923	—	—	—	64,172	320,459
At valuation	—	—	369,023	41,414	1,886	—	412,323
	49,364	206,923	369,023	41,414	1,886	64,172	732,782
Accumulated depreciation and impairment:							
Beginning of year (As previously reported)	(13,019)	(95,942)	(217,482)	(20,668)	(813)	(32)	(347,956)
2009 Business Combination under common control (Note 1)	(66)	—	—	(1,322)	(20)	—	(1,408)
Beginning of year (As restated)	(13,085)	(95,942)	(217,482)	(21,990)	(833)	(32)	(349,364)
Charge for the year	(1,859)	(12,286)	(27,693)	(4,077)	(327)	—	(46,242)
Disposals	286	10,387	1,969	930	251	—	13,823
Impairment transfer out	—	—	151	—	—	7	158
End of year	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)
Net book value:							
End of year	34,706	109,082	125,968	16,277	977	64,147	351,157
Beginning of year (As restated)	32,603	67,337	127,661	16,204	825	40,839	285,469

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

	The Group						
	2008 (As restated)						
	Buildings	Telecommunications equipment of Mobile business	Telecommunications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress	Total
Cost or valuation:							
Beginning of year (As previously reported)	44,094	151,660	327,711	32,418	1,657	18,966	576,506
2009 Business Combination under common control (Note 1)	394	–	–	7,895	23	471	8,783
Beginning of year (As restated)	44,488	151,660	327,711	40,313	1,680	19,437	585,289
Additions	200	234	1,272	1,078	12	68,067	70,863
Transfer from CIP	2,566	17,931	21,797	3,954	362	(46,610)	–
Disposals	(489)	(3,077)	(5,637)	(6,867)	(390)	–	(16,460)
Disposal of discontinued operations	(1,077)	(3,469)	–	(284)	(6)	(23)	(4,859)
End of year (As restated)	45,688	163,279	345,143	38,194	1,658	40,871	634,833
Representing:							
At cost	45,688	163,279	–	–	–	40,871	249,838
At valuation	–	–	345,143	38,194	1,658	–	384,995
	45,688	163,279	345,143	38,194	1,658	40,871	634,833
Accumulated depreciation and impairment:							
Beginning of year (As previously reported)	(11,809)	(85,446)	(184,801)	(17,423)	(893)	(24)	(300,396)
2009 Business Combination under common control (Note 1)	(100)	–	–	(7,001)	(5)	–	(7,106)
Beginning of year (As restated)	(11,909)	(85,446)	(184,801)	(24,424)	(898)	(24)	(307,502)
Charge for the year	(1,638)	(15,110)	(25,589)	(4,417)	(274)	–	(47,028)
Disposals	272	3,068	4,733	6,725	339	4	15,141
Disposal of discontinued operations	190	1,546	–	126	–	–	1,862
Impairment loss for the year	–	–	(11,825)	–	–	(12)	(11,837)
End of year (As restated)	(13,085)	(95,942)	(217,482)	(21,990)	(833)	(32)	(349,364)
Net book value:							
End of year (As restated)	32,603	67,337	127,661	16,204	825	40,839	285,469
Beginning of year (As restated)	32,579	66,214	142,910	15,889	782	19,413	277,787

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

As at 31 December 2009, the net book value of all the revalued property, plant and equipment would have been approximately RMB149,960 million (2008: approximately RMB153,772 million) had they been stated at cost less accumulated depreciation and accumulated impairment losses.

As at 31 December 2009, the net book value of assets held under finance leases was approximately RMB128 million (2008: approximately RMB52 million).

For the year ended 31 December 2009, interest expense of approximately RMB806 million (2008: approximately RMB260 million) was capitalised to construction-in-progress. The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 4.27% to 4.80% for the year ended 31 December 2009 (2008: 3.51% to 6.80%).

For the year ended 31 December 2009, the Group recognised a gain on disposal of property, plant and equipment of approximately RMB79 million (2008: a loss of approximately RMB50 million).

After the completion of the merger with China Netcom (Note 1) in 2008, management reconsidered the Group's strategy regarding the PHS services business at the end of 2008 and expected to gradually phase out this operation over the subsequent 3 years. Accordingly, it was expected that the economic performance of PHS services business would deteriorate significantly. The test for impairment was conducted for the PHS services related equipment, after considering the expected significant decline in revenue and profitability in 2009 and onwards. The impaired PHS services related equipment was written down to their recoverable values, which was determined based on their estimated value in use. Estimated value in use was determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS services related equipment. In estimating the future net cash flows, the Group has made key assumptions and estimates on the appropriate discount rate of 15%, the period covered by the cash flow forecast of 3 years, the future loss of customers at an annual rate of decline ranging from 60% to 80%, and the decrease in average revenue per subscriber at an annual rate of decline of 15%.

These assumptions and estimates are made after considering the historical trends, the prevailing market trends, expected remaining life of the PHS services business and the physical conditions of the PHS services related equipment. Based on the above, the Group recognised an impairment loss on PHS services related equipment of approximately RMB11,837 million for the year ended 31 December 2008.

As at 31 December 2009, management updated the impairment analysis for the PHS services related equipment and concluded there was no need for additional recognition or reversal of the impairment loss on PHS services related equipment.

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

	The Company			
	Telecommunications equipment	Office furniture, fixtures, motor vehicles and others	Construction in-progress	Total
Cost :				
At 1 January 2008	48	7	4	59
Additions	—	—	7	7
Transfer from CIP	11	—	(11)	—
Disposals	(3)	(1)	—	(4)
At 31 December 2008	56	6	—	62
Accumulated depreciation:				
At 1 January 2008	(15)	(7)	—	(22)
Charge for the year	(3)	—	—	(3)
Disposals	2	1	—	3
At 31 December 2008	(16)	(6)	—	(22)
Net book value:				
At 31 December 2008	40	—	—	40
Cost :				
At 1 January 2009	**56**	**6**	**—**	**62**
Additions	**—**	**2**	**—**	**2**
At 31 December 2009	**56**	**8**	**—**	**64**
Accumulated depreciation:				
At 1 January 2009	**(16)**	**(6)**	**—**	**(22)**
Charge for the year	**(5)**	**—**	**—**	**(5)**
At 31 December 2009	**(21)**	**(6)**	**—**	**(27)**
Net book value:				
At 31 December 2009	**35**	**2**	**—**	**37**

(All amounts in RMB millions unless otherwise stated)

7. LEASE PREPAYMENTS – GROUP

The Group's long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analysed as follows:

	The Group	
	2009	2008 (As restated)
Held on:		
Leases of between 10 to 50 years	**7,653**	7,798
Leases of less than 10 years	**76**	65
	7,729	7,863

For the year ended 31 December 2009, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB224 million (2008: approximately RMB226 million).

8. GOODWILL – GROUP

	The Group	
	2009	2008
Cost:		
Beginning of year	**2,771**	3,144
Disposal of CDMA business	**—**	(373)
End of year	**2,771**	2,771

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group's shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005 (please refer to Note 2.3(a)).

Goodwill is allocated to the Group's cash-generating units ("CGU"). As at 31 December 2009 and 2008, all the carrying value of goodwill was attributable to the Mobile business. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including revenue annual growth rate of 6% and the applicable discount rate of 12%. Management determined expected operation results based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the operating segments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management's assessment results, there was no impairment of goodwill as at 31 December 2009 and 2008 and no reasonable change to the assumptions would lead to an impairment.

Upon disposal of the CDMA business effective on 1 October 2008, goodwill of approximately RMB373 million attributable to the CDMA business arising from the above acquisitions was derecognised.

(All amounts in RMB millions unless otherwise stated)

9. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the year. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates, the Company's subsidiaries mainly operated in the PRC and the applicable standard enterprise income tax rate is 25% (2008: 25%).

	The Group	
	2009	2008 (As restated)
Provision for enterprise income tax on the estimated taxable profits for the year		
- Hong Kong	**45**	24
- Outside Hong Kong	**2,282**	4,661
	2,327	4,685
Deferred taxation	**394**	(2,857)
Income tax expense	**2,721**	1,828

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Note	The Group	
		2009	2008 (As restated)
Applicable PRC statutory tax rate		**25.0%**	25.0%
Non-deductible expenses		**1.7%**	2.2%
Tax effect of 2009 Business Combination	(a)	**—**	(3.5%)
Non-taxable income			
- Upfront connection and installation fees arising from Fixed-line business		**(1.4%)**	(3.3%)
Impact of PRC preferential tax rates and tax holiday		**(1.1%)**	(0.9%)
Utilisation of previously unrecognised tax losses		**(0.6%)**	—
Others		**(1.4%)**	(0.6%)
Effective tax rate		**22.2%**	18.9%

(a): The income tax of Fixed-line business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin was reported on a consolidated basis with Netcom Group and Unicom Group prior to the 2009 Business Combination and no separate tax returns were prepared. No income tax expenses were therefore recorded for the Fixed-line Business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin in 2008 or prior years in accounting for the Fixed-line business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin using merger accounting/ predecessor values method.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (Continued)

The analysis of deferred tax assets and deferred tax liabilities are as follow:

	The Group	
	2009	2008 (As restated)
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**3,254**	4,903
– Deferred tax asset to be recovered within 12 months	**2,913**	1,601
	6,167	6,504
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(699)**	(931)
– Deferred tax liabilities to be settled within 12 months	**(266)**	(239)
	(965)	(1,170)
Net deferred tax assets after offsetting	**5,202**	5,334
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**6**	16
– Deferred tax asset to be recovered within 12 months	**59**	10
	65	26
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(16)**	(23)
– Deferred tax liabilities to be settled within 12 months	**(294)**	(19)
	(310)	(42)
Net deferred tax liabilities after offsetting	**(245)**	(16)

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (Continued)

	The Company	
	2009	2008
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**—**	—
– Deferred tax asset to be recovered within 12 months	**85**	—
	85	—
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**—**	—
– Deferred tax liabilities to be settled within 12 months	**(310)**	—
	(310)	—
Net deferred tax liabilities after offsetting	**(225)**	—

There were no material unrecognised deferred tax assets as at 31 December 2009 and 2008.

The movement of the net deferred tax assets/liabilities is as follows:

	The Group	
	2009	2008 (As restated)
Net deferred tax assets after offsetting:		
– Beginning of year	**5,334**	2,473
– Deferred tax (charged) /credited to the statement of income		
– Continuing operations	**(132)**	2,856
– Discontinued operations	**—**	(35)
– Deferred tax credited to equity	**—**	46
– Disposal of discontinued operations	**—**	(6)
– End of year	**5,202**	5,334
Net deferred tax liabilities after offsetting:		
– Beginning of year	**(16)**	(18)
– Deferred tax (charged)/credited to the statement of income	**(262)**	1
– Deferred tax credited to equity	**33**	1
– End of year	**(245)**	(16)

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (Continued)

	The Company	
	2009	2008
Net deferred tax liabilities after offsetting:		
– Beginning of year	—	–
– Deferred tax charged to the statement of income	(266)	–
– Deferred tax credited to equity	41	–
– End of year	(225)	–

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

		The Group	
	Note	**2009**	2008 (As restated)
Net deferred tax assets after offsetting:			
Deferred tax assets:			
Provision for doubtful debts		1,064	789
Impairment loss on property, plant and equipment	6	2,034	2,924
Unrecognised revaluation surplus on property, plant and equipment under PRC regulations	i	1,917	1,991
Revaluation deficit on property, plant and equipment	ii	116	170
Accruals of expenses not yet deductible for tax purpose		418	179
Deferral and amortisation of upfront non-refundable revenue		142	177
Deferred revenue on subscriber points reward programe		48	43
Deferred revenue in relation to the provision of supporting services upon the disposal of the CDMA business		32	102
Accruals of retirement benefits		25	55
Unrealised profit for the inter-company transactions		214	43
Others		157	31
		6,167	6,504
Deferred tax liabilities:			
Capitalisation and amortisation of direct incremental costs		(108)	(124)
Capitalised interest already deducted for tax purpose		(528)	(703)
Revaluation surplus on property, plant and equipment	ii	(299)	(343)
Others		(30)	–
		(965)	(1,170)
		5,202	5,334

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (Continued)

	The Group	
	2009	2008 (As restated)
Net deferred tax liabilities after offsetting:		
Deferred tax assets:		
Accumulated tax loss carried forward	**37**	—
Fair value losses on available-for-sale financial assets	**41**	—
Others	**28**	26
	106	26
Deferred tax liabilities:		
Realised gain on changes in fair value of derivative financial instrument	**(310)**	—
Fair value gains on available-for-sale financial assets	**(23)**	(15)
Accelerated depreciation for tax purpose	**(18)**	(27)
	(351)	(42)
	(245)	(16)

	The Company	
	2009	2008
Deferred tax assets:		
Fair value loss on available-for-sale financial assets	**41**	—
Accumulated tax loss carried forward	**37**	—
Others	**7**	—
	85	—
Deferred tax liabilities:		
Realised gain on changes in fair value of derivative financial instrument	**(310)**	—
	(225)	—

(i) Prior to the merger, the prepayments for the leasehold land and buildings held by China Netcom were revalued for PRC tax purposes as at 31 December 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land and buildings were not recognised under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

(ii) The property, plant and equipment other than buildings and telecommunications equipment of Mobile business are carried at revalued amount under IFRSs/HKFRSs, which are not used for PRC tax reporting purposes. As a result, the Group recorded the deferred tax assets or liabilities arising from the revaluation deficit or surplus under IFRSs/HKFRSs.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

10. OTHER ASSETS – GROUP

	The Group	
	2009	2008 (As restated)
Direct incremental costs for activating mobile subscribers	**433**	499
Installation costs of Fixed-line business	**1,732**	2,251
Prepaid rental for premises and leased lines	**3,454**	2,121
Purchased software	**3,954**	2,877
Others	**2,023**	1,339
	11,596	9,087

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES – COMPANY

(a) Investments in subsidiaries

	The Company	
	2009	2008
Unlisted equity investments, at cost	**159,967**	159,761

As at 31 December 2009, the details of the Company's subsidiaries are as follows:

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct	Indirect		
China United Network Communications Corporation Limited (merged with CNC China on 1 January 2009)	The PRC, 21 April 2000, limited liability company	100%	–	RMB 138,091,677,828	Telecommunications operation in the PRC
China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, 22 October 1999, limited company	100%	–	6,699,197,200 shares, USD0.04 each	Investment holding in Hong Kong
Unicom New World (BVI) Limited	British Virgin Islands ("BVI"), 5 November 2003, limited company	100%	–	1,000 shares, HKD1 each	Investment holding in BVI

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES – COMPANY (Continued)

(a) Investments in subsidiaries (Continued)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom (Hong Kong) Operations Limited (formerly known as China Unicom International Limited)	Hong Kong, 24 May 2000, limited company	100%	—	60,100,000 shares, HKD1 each	Telecommunications service in Hong Kong
China Netcom (Hong Kong) Operations Limited	Hong Kong, 2 May 2001, limited company	—	100%	1,000 shares, HKD1 each	Telecommunications service in Hong Kong
China Unicom (Americas) Operations Limited (formerly known as China Unicom USA Corporation and merged with China Netcom (USA) Operations Limited on 31 August 2009)	The United States of America ("USA"), 24 May 2002, limited company	100%	—	5,000 shares, USD100 each	Telecommunications service in USA
China Unicom (Europe) Operations Limited	United Kingdom, 8 November 2006, limited company	100%	—	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom
China Unicom (Japan) Operations Corporation	Japan, 25 January 2007, limited company	100%	—	1,000 shares, JPY366,000 each	Telecommunications operation in Japan
China Unicom (Singapore) Operations Pte Limited	Singapore, 5 August 2009, limited company	100%	—	1 share, USD1 each	Telecommunications operation in Singapore (Business not yet commenced)

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES – COMPANY (Continued)

(a) Investments in subsidiaries (Continued)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct	Indirect		
Billion Express Investments Limited	British Virgin Islands, 15 August 2007, limited company	100%	—	1 share, USD1 each	Investment holding in BVI
China Unicom Limited	Hong Kong, 31 August 2007, limited company	—	100%	2 shares, HKD1 each	Dormant
Unicom Vsens Telecommunications Company Limited	The PRC, 19 August 2008, limited liability company	—	100%	RMB 500,000,000	Sales of handsets, telecommunication equipment and provision of technical services in the PRC
China Unicom Mobile Network Company Limited	The PRC, 31 December 2008, limited liability company	—	100%	RMB 500,000,000	Construction and maintenance of the network in the PRC
China Netcom Corporation International Limited	Bermuda, 15 October 2002, limited company	—	100%	USD 12,000	Provision of investing service in Bermuda
China Unicom System Integration Limited Corporation	The PRC, 30 April 2006, limited liability company	—	100%	RMB 550,000,000	Provision of information communications technology services in the PRC
China Unicom Broadband Online Limited Corporation	The PRC, 29 March 2006, limited liability company	—	100%	RMB 30,000,000	Provision of internet information services and value-added telecommunications services in the PRC

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES – COMPANY (Continued)

(a) Investments in subsidiaries (Continued)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct	Indirect		
Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, 1 June 2007 limited liability company	–	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC
Zhongrong Information Service Limited Corporation	The PRC, 31 March 2008 limited liability company	–	100%	RMB 50,000,000	Provision of information consulting and technology development outsourcing services in the PRC
China Information Technology Designing & Consulting Institute Company Limited	The PRC, 27 September 2008 limited liability company	–	100%	RMB 60,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC
Unicom Xingye Science and Technology Trade Company Limited	The PRC, 30 October 2000, limited liability company	–	100%	RMB 30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunication cards in the PRC
New Guoxin Telecom Corporation of China Unicom	The PRC, 17 September 1998, limited liability company	–	100%	RMB 6,825,087,800	Provision of customer services and hotline businesses in the PRC

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES – COMPANY (Continued)

(a) Investments in subsidiaries (Continued)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct	Indirect		
Huaxia P&T Project Consultation and Management Company Limited	The PRC, 5 March 1998, limited liability company	—	100%	RMB 10,000,000	Provision of project consultation and management services in the PRC
Zhengzhou Kaicheng Industrial Company Limited	The PRC, 21 December 2005, limited liability company	—	100%	RMB 2,200,000	Provision of property management services in the PRC
Zhengzhou Information and Design Technology Publication Company	The PRC, 17 February 2003, limited liability company	—	100%	RMB 300,000	Provision of magazine publishing services in the PRC
Beijing Tonghexing Telecommunications Technologies Company Limited	The PRC, 28 December 2000, limited liability company	—	51%	RMB 7,000,000	Provision of technical support in the PRC

(b) Loans to subsidiaries

(i) In September 2006, the Company and CUCL signed an agreement for a long-term unsecured loan of USD995 million. The loan is interest bearing at 5.67% per annum and wholly repayable in 2009. In December 2009, the Company and CUCL extended the agreement for one year with the same terms, except for the interest rate which changed to the lower of 2.5% or LIBOR plus 1.2% margin per annum.

(ii) In April 2009, the Company and China Netcom signed an agreement for a short-term unsecured loan of HKD100 million. The loan is interest-free and repayable in full in 2010. As at 31 December 2009, China Netcom utilised HKD73.6 million (equivalent to approximately RMB64.8 million).

(iii) The carrying amounts of loans to subsidiaries approximated their fair values as at the balance sheet date.

(c) Amounts due to/from subsidiaries

The amounts due to/from subsidiaries, other than loans to subsidiaries as disclosed above, are unsecured, interest-free and repayable on demand.

(All amounts in RMB millions unless otherwise stated)

12. AVAILABLE-FOR-SALE FINANCIAL ASSETS

		The Group		The Company	
	Note	**2009**	2008	**2009**	2008
Equity securities issued by corporates		**7,977**	95	**7,789**	—
Analysed by place of listing:					
Listed in the PRC		**188**	95	**—**	—
Listed outside the PRC	31	**7,789**	—	**7,789**	—
		7,977	95	**7,789**	—

For the year ended 31 December 2009, loss on changes in fair value of available-for-sale financial assets amounted to approximately RMB71 million (2008: approximately RMB188 million). The loss, net of tax impact of approximately RMB33 million (2008: approximately RMB47 million) was recorded in the consolidated statement of comprehensive income.

13. INVENTORIES AND CONSUMABLES – GROUP

	The Group	
	2009	2008 (As restated)
Handsets and other customer end products	**1,637**	302
Telephone cards	**264**	317
Consumables	**449**	429
Others	**62**	44
	2,412	1,092

14. ACCOUNTS RECEIVABLE, NET – GROUP

	The Group	
	2009	2008 (As restated)
Accounts receivable for Mobile business	**3,850**	3,100
Accounts receivable for Fixed-line business	**8,783**	9,494
Accounts receivable for other business	**262**	209
Sub-total	**12,895**	12,803
Less: Provision for doubtful debts for Mobile business	**(1,874)**	(1,347)
Provision for doubtful debts for Fixed-line business	**(2,115)**	(2,037)
Provision for doubtful debts for other business	**(81)**	(78)
	8,825	9,341

(All amounts in RMB millions unless otherwise stated)

14. ACCOUNTS RECEIVABLE, NET – GROUP (Continued)

The aging analysis of accounts receivable is as follows:

	The Group	
	2009	2008 (As restated)
Within one month	**6,384**	6,750
More than one month to three months	**1,235**	1,560
More than three months to one year	**2,936**	2,944
More than one year	**2,340**	1,549
	12,895	12,803

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

As at 31 December 2009, accounts receivable of approximately RMB2,441 million (2008: approximately RMB2,591 million) were past due but not impaired. These relate to customers for which there is no recent history of default. The aged analysis of these receivables was as follows:

	The Group	
	2009	2008 (As restated)
More than one month to three months	**1,235**	1,560
More than three months to one year	**882**	736
More than one year	**324**	295
	2,441	2,591

(All amounts in RMB millions unless otherwise stated)

14. ACCOUNTS RECEIVABLE, NET – GROUP (Continued)

As at 31 December 2009, accounts receivable of approximately RMB4,070 million (2008: approximately RMB3,462 million) were impaired. The individually impaired receivables mainly relate to subscriber service fees. The aging of these receivables is as follows:

	The Group	
	2009	2008 (As restated)
More than three months to one year	**2,054**	2,208
More than one year	**2,016**	1,254
	4,070	3,462

Provision for doubtful debts is analysed as follows:

	The Group	
	2009	2008 (As restated)
Balance, beginning of year	**3,462**	3,206
Provision for the year:		
- Continuing operations	**2,334**	3,016
- Discontinued operations	**—**	383
Written-off during the year	**(1,726)**	(2,483)
Disposal of discontinued operations	**—**	(660)
Balance, end of year	**4,070**	3,462

The creation and release of provisions for impaired receivables have been recognised in the statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

15. PREPAYMENTS AND OTHER CURRENT ASSETS

	The Group		The Company	
	2009	2008 (As restated)	**2009**	2008
Prepaid rental	**845**	738	**1**	1
Deposits and prepayments	**1,379**	857	**4**	5
Prepaid income tax	**1,060**	—	**—**	—
Advances to employees	**274**	241	**—**	—
Others	**694**	879	**—**	1
	4,252	2,715	**5**	7

The aging analysis of prepayments and other current assets is as follows:

	The Group		The Company	
	2009	2008 (As restated)	**2009**	2008
Within one year	**3,806**	2,384	**5**	5
More than one year	**446**	331	**—**	2
	4,252	2,715	**5**	7

As at 31 December 2009, there was no impairment for the prepayments and other current assets.

16. SHORT-TERM BANK DEPOSITS

	The Group		The Company	
	2009	2008 (As restated)	**2009**	2008
Bank deposits with maturity exceeding three months	**970**	307	**—**	122
Restricted bank deposits	**26**	30	**—**	—
	996	337	**—**	122

As at 31 December 2009, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by a contractor in relation to construction payables owed to the contractor.

17. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2009	2008 (As restated)	**2009**	2008
Cash at bank and in hand	**7,210**	9,720	**53**	5
Bank deposits with original maturities of three months or less	**610**	517	**610**	325
	7,820	10,237	**663**	330

18. SHARE CAPITAL - COMPANY

	The Company	
	2009 HKD millions	2008 HKD millions
Authorised:		
30,000,000,000 ordinary shares of HKD0.10 each	**3,000**	3,000

Issued and fully paid:	**Number of shares millions**	**Ordinary shares, par value of HKD0.1 each HKD millions**	**Share capital**	**Share premium**	**Total**
At 1 January 2008	13,635	1,363	1,437	64,320	65,757
Issuance of shares upon exercise of options (Note 33)	31	3	3	252	255
Issuance of shares in connection with 2008 Business Combination (Note a)	10,102	1,010	889	102,212	103,101
At 31 December 2008	23,768	2,376	2,329	166,784	169,113
Issuance of shares for mutual investment by the Company and Telefónica (Note b)	**694**	**69**	**60**	**6,651**	**6,711**
Off-market share repurchase (Note c)	**(900)**	**(90)**	**(79)**	**—**	**(79)**
At 31 December 2009	**23,562**	**2,355**	**2,310**	**173,435**	**175,745**

(All amounts in RMB millions unless otherwise stated)

18. SHARE CAPITAL - COMPANY (Continued)

Note a : Pursuant to an ordinary resolution passed at the extraordinary general meeting held on 16 September 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion on 15 October 2008 in exchange for the entire issued share capital of China Netcom.

Note b : On 21 October 2009, the Company issued 693,912,264 ordinary shares of HKD0.10 each at a price of HKD11.17 per share in exchange for 40,730,735 Telefónica treasury shares at a price of Euro17.24 each. Please refer to Note 31 for details.

Note c: Pursuant to a special resolution passed at the extraordinary general meeting held on 3 November 2009, the Company repurchased 899,745,075 shares, being all the shares owned by SK Telecom Co., Ltd, by way of an off-market share repurchase. The total consideration of HKD9,991,669,058, being HKD11.105 for each share, was satisfied in cash upon completion. The total consideration of HKD9,991,669,058 (equivalent to RMB8,801,661,273) was charged to retained profits. The repurchased shares were cancelled subsequently.

In addition, pursuant to Section 49H of the Hong Kong Companies Ordinance, an amount equivalent to the par value of the shares cancelled of HKD89,974,508 (equivalent to RMB79,258,544) was transferred from share capital to the capital redemption reserve.

19. RESERVES

(a) Nature and purpose

(i) Statutory reserves

CUCL and CNC China are registered as foreign investment enterprises in the PRC. In accordance with the respective Articles of Association, they are required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and minority interests but before dividend distribution.

CUCL and CNC China are required to allocate at least 10% of their profit after tax and minority interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL appropriated approximately RMB769 million (2008: approximately RMB3,523 million and RMB19 million by CUCL and CNC China, respectively) to the general reserve fund for the year ended 31 December 2009.

(All amounts in RMB millions unless otherwise stated)

19. RESERVES (Continued)

(a) Nature and purpose (Continued)

(i) Statutory reserves (Continued)

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund will be charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2009 and 2008, no appropriation to staff bonus and welfare fund has been made by CUCL nor CNC China.

According to the PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group's upfront connection fees in respect of the Fixed-line business are not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognised in the retained profits should be transferred from retained profits to the statutory reserve. Up to 31 December 2009, the Group has made an accumulated appropriation of approximately RMB12,082 million to the statutory reserve (Up to 31 December 2008 : approximately RMB11,592 million).

(ii) Share premium and capital redemption reserve

The application of the share premium account and the capital redemption reserve is governed by Sections 48B and 49H, respectively, of the Hong Kong Companies Ordinance and these reserves cannot be distributed to shareholders by way of dividend.

(iii) Available-for-sale fair value reserve

The available-for-sale fair value reserve represents the changes in the fair value of available-for-sale financial assets, net of tax, until the financial assets are derecognised or impaired.

(b) Profit attributable to equity holders

For the year ended 31 December 2009, profit attributable to equity holders included a profit of approximately RMB13,694 million (2008: approximately RMB4,474 million), which has been dealt with in the financial statements of the Company. As at 31 December 2009, the amount of profit distributable to equity holders of the Company amounted to approximately RMB5,221 million (2008: approximately RMB5,083 million).

(All amounts in RMB millions unless otherwise stated)

20. LONG-TERM BANK LOANS - GROUP

	Interest rates and final maturity	The Group 2009	2008
RMB denominated bank loans - unsecured	Floating interest rates ranging from 4.86% to 6.80% per annum with maturity through 2009	—	1,114
USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2008: Nil to 5.65%) per annum with maturity through 2039 (2008: maturity through 2039)		
- secured		**137**	146
- unsecured		**357**	377
		494	523
Japanese Yen denominated bank loans - unsecured	Fixed interest rates of 2.12% per annum with maturity through 2014	—	234
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2008: 0.50% to 2.50%) per annum with maturity through 2034 (2008: maturity through 2034)		
- unsecured		**327**	342
Sub-total		**821**	2,213
Less: Current portion		**(62)**	(1,216)
		759	997

(All amounts in RMB millions unless otherwise stated)

20. LONG-TERM BANK LOANS - GROUP (Continued)

The repayment schedule of the long-term bank loans is as follows:

	The Group	
	2009	2008
Balances due:		
- not later than one year	**62**	1,216
- later than one year and not later than two years	**54**	96
- later than two years and not later than five years	**165**	287
- later than five years	**540**	614
	821	2,213
Less: Portion classified as current liabilities	**(62)**	(1,216)
	759	997

(a) The fair values of the Group's non-current portion of long-term bank loans at 31 December 2009 and 2008 were as follows:

	The Group	
	2009	2008
Long-term bank loans	**552**	690

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.48% to 4.72% (31 December 2008: 4.59% to 6.56%).

(b) As at 31 December 2009, bank loans of approximately RMB137 million (2008: approximately RMB146 million) were secured by corporate guarantees granted by third parties.

(All amounts in RMB millions unless otherwise stated)

21. CORPORATE BONDS - GROUP

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.

The fair values of the Group's corporate bonds at 31 December 2009 and 2008 were as follows:

	The Group	
	2009	2008
Corporate bonds	**7,494**	7,143

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.18% to 4.86% (31 December 2008: 3.32% to 3.98%).

22. OTHER OBLIGATIONS – GROUP

		The Group	
	Note	**2009**	2008 (As restated)
Early retirement benefits	(a)	**—**	2,109
One-off cash housing subsidies	(a)	**2,502**	2,502
Obligations under finance lease	(b)	**129**	—
Others		**90**	82
Sub-total		**2,721**	4,693
Less: Current portion		**(2,534)**	(3,012)
		187	1,681

(All amounts in RMB millions unless otherwise stated)

22. OTHER OBLIGATIONS – GROUP (Continued)

(a) The movement of early retirement benefits and one-off cash housing subsidies is as follows:

	Early retirement benefits Note (ii)	One-off cash housing subsidies Note (i) & (ii)
As at 1 January 2008	2,532	2,856
Additions during the year	—	—
Payments during the year	(423)	(354)
As at 31 December 2008	2,109	2,502
As at 1 January 2009	**2,109**	**2,502**
Additions during the year	**—**	**—**
Payments during the year	**(2,109)**	**—**
As at 31 December 2009	**—**	**2,502**

(i) Certain staff quarters, prior to 1998, have been sold to certain of the Group's employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales or quarters were terminated, the Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statement of income for the year ended 31 December 2000 (the year in which the Council circular in respect of cash subsidies was issued).

(ii) Pursuant to the reorganisation undertaken on 30 June 2004 between China Netcom, China Netcom (Holding) Company Limited and Netcom Group and the acquisition of the principal telecommunications operations, assets and liabilities in the four Northern provinces/autonomous region, namely Shanxi province, Neimenggu autonomous region, Jilin province and Heilongjiang province from Netcom Group (the "Acquisition of New Horizon") in 2005, if the actual payments required for housing subsidies and early retirement benefits differ from the amount provided as at 30 June 2004 and 30 June 2005, Netcom Group would bear any additional payments required or would be paid the difference if the actual payments are lower than the amount provided. Upon the completion of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group. In 2009, the Group fully repaid the amount in relation to early retirement benefits to Unicom Group.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

22. OTHER OBLIGATIONS – GROUP (Continued)

(b) Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analysed as follows:

	2009	2008
Total minimum lease payments under finance lease:		
- not later than one year	29	–
- later than one year and not later than two years	105	–
	134	–
Less: Future finance charges	(5)	–
Present value of minimum obligations	129	–
Representing obligations under finance lease:		
- current liabilities	26	–
- non-current liabilities	103	–

(All amounts in RMB millions unless otherwise stated)

23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2009	2008 (As restated)	**2009**	2008
Payables to contractors and equipment suppliers	**85,941**	52,800	**—**	—
Payables to telecommunications product suppliers	**3,193**	1,685	**—**	—
Customer/contractor deposits	**2,522**	2,261	**—**	—
Repair and maintenance expense payables	**1,900**	1,650	**—**	—
Salary and welfare payables	**1,364**	1,129	**27**	—
Interest payable	**212**	263	**19**	—
Amounts due to services providers/content providers	**1,069**	984	**—**	—
Accrued expenses	**4,268**	3,298	**18**	—
Others	**3,603**	3,439	**—**	104
	104,072	67,509	**64**	104

The aging analysis of payables and accrued liabilities is as follows:

	The Group		The Company	
	2009	2008 (As restated)	**2009**	2008
Less than six months	**90,983**	56,238	**59**	104
Six months to one year	**4,031**	4,232	**4**	—
More than one year	**9,058**	7,039	**1**	—
	104,072	67,509	**64**	104

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

24. COMMERCIAL PAPER – GROUP

CNC China issued RMB10 billion unsecured commercial paper with repayment periods of 365 days on 6 October 2008 in the PRC capital market. The effective interest rate is 4.47% per annum. The net cash proceeds raised in the PRC capital market were RMB10 billion. The commercial paper were fully repaid on 8 October 2009.

25. SHORT-TERM BANK LOANS

		The Group		The Company	
	Interest rates and final maturity	**2009**	2008	**2009**	2008
RMB denominated bank loans	Fixed interest rates ranging from 3.50% to 4.37% (2008: 4.54% to 6.80%) per annum with maturity through 2010 (2008: maturity through 2009)				
- unsecured		**55,104**	10,780	**—**	—
HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin 0.42% for 2009 per annum with maturity through 2010				
- unsecured		**8,805**	—	**8,805**	—
Total		**63,909**	10,780	**8,805**	—

(i) The carrying values of short-term bank loans approximate their fair values as at the balance sheet date.

(All amounts in RMB millions unless otherwise stated)

26. REVENUE – GROUP

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the NDRC, the MIIT and the provincial price regulatory authorities.

Revenue from continuing operations is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB4,487 million for the year ended 31 December 2009 (2008: approximately RMB4,598 million).

The major components of revenue for continuing operations are as follows:

	2009	2008 (As restated)
Continuing operations:		
Mobile business		
- Usage and monthly fees	**42,297**	40,462
- Value-added services revenue	**19,070**	16,263
- Interconnection fee	**8,220**	6,775
- Other service revenue	**182**	740
Total mobile telecommunications service revenue	**69,769**	64,240
Fixed-line business		
- Usage and monthly fees	**34,369**	41,489
- Broadband services revenue	**23,898**	20,962
- Interconnection fees	**5,599**	7,342
- Value-added services revenue	**5,238**	7,074
- Leased line income	**5,683**	5,492
- Other Internet-related services and managed data services revenue	**2,466**	2,662
- Upfront connection fees	**490**	886
- Other service revenue	**1,806**	2,347
Total fixed-line telecommunications service revenue	**79,549**	88,254
Unallocated telecommunications service revenue	**275**	337
Total telecommunications service revenue	**149,593**	152,831
Information communication technology services and other revenue	**2,189**	5,062
Sales of telecommunications products	**2,163**	1,899
Total revenue from external customers	**153,945**	159,792

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

27. NETWORKS, OPERATIONS AND SUPPORT EXPENSES – GROUP

	Note	2009	2008 (As restated)
Continuing operations:			
Repair and maintenance		**7,093**	6,373
Power and water charges		**7,414**	5,901
Operating leases	(a)	**4,778**	4,362
Consumables		**1,513**	1,388
Others		**930**	712
Total networks, operations and support expenses		**21,728**	18,736

(a): The operating lease expenses represent the rental charges for premises, equipment and facilities.

28. EMPLOYEE BENEFIT EXPENSES – GROUP

	Note	2009	2008 (As restated)
Continuing operations:			
Salaries and wages		**17,842**	17,115
Contributions to defined contribution pension schemes		**2,558**	2,288
Contributions to housing fund		**1,321**	1,099
Other housing benefits		**183**	172
Share-based compensation	33	**27**	84
Total employee benefit expenses		**21,931**	20,758

28. EMPLOYEE BENEFIT EXPENSES - GROUP (Continued)

28.1 Directors' and senior management's emoluments

The remuneration of every Director for the year ended 31 December 2009 is set out below:

Name of Director	Note	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable (RMB'000)	Other benefits Note(a) (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Chang Xiaobing		–	2,115	786	31	26	2,958
Lu Yimin	(b)	–	1,809	719	–	26	2,554
Zuo Xunsheng	(b)	–	1,498	686	41	26	2,251
Tong Jilu		–	1,498	650	21	26	2,195
Cesareo Alierta Izuel	(c)	264	–	–	–	–	264
Kim Shin Bae	(d)	16	–	–	–	–	16
Wu Jinglian		361	–	–	–	–	361
Cheung Wing Lam Linus		344	–	–	–	–	344
Wong Wai Ming		370	–	–	–	–	370
John Lawson Thornton	(e)	344	–	–	–	–	344
Timpson Chung Shui Ming	(e)	344	–	–	–	–	344
Jung Man Won	(f)	209	–	–	–	–	209
Total		2,252	6,920	2,841	93	104	12,210

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

28. EMPLOYEE BENEFIT EXPENSES - GROUP (Continued)

28.1 Directors' and senior management's emoluments (Continued)

The remuneration of every Director for the year ended 31 December 2008 is set out below:

Name of Director	Note	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable (RMB'000)	Other benefits Note(a) (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Chang Xiaobing		–	2,135	939	198	23	3,295
Lu Yimin	(b)	–	321	171	–	6	498
Zuo Xunsheng	(b)	–	321	171	9	6	507
Tong Jilu		–	1,512	803	127	23	2,465
Cesareo Alierta Izuel	(c)	57	–	–	–	–	57
Kim Shin Bae	(d)	57	–	–	–	–	57
Wu Jinglian		365	–	–	–	–	365
Cheung Wing Lam Linus		347	–	–	–	–	347
Wong Wai Ming		360	–	–	–	–	360
John Lawson Thornton	(e)	74	–	–	–	–	74
Timpson Chung Shui Ming	(e)	74	–	–	–	–	74
Shang Bing	(g)	–	733	–	101	9	843
Yang Xiaowei	(g)	–	471	–	72	9	552
Li Zhengmao	(g)	–	471	–	72	9	552
Miao Jianhua	(g)	–	471	–	–	9	480
Li Gang	(h)	–	946	492	146	12	1,596
Zhang Junan	(h)	–	946	492	146	19	1,603
Lu Jianguo	(i)	225	–	–	146	–	371
Lee Suk Hwan	(j)	211	–	–	–	–	211
Shan Weijian	(k)	260	–	–	–	–	260
Total		2,030	8,327	3,068	1,017	125	14,567

(All amounts in RMB millions unless otherwise stated)

28. EMPLOYEE BENEFIT EXPENSES - GROUP (Continued)

28.1 Directors' and senior management's emoluments (Continued)

Note:

(a) Other benefits represent the share-based compensation cost recognised for the relevant period for the share options granted to the directors of the Company under the Company's share option schemes.

(b) Mr. Lu Yimin and Mr. Zuo Xunsheng were appointed as executive directors on 15 October 2008.

(c) Mr. Cesareo Alierta Izuel was appointed as a non-executive director on 15 October 2008.

(d) Mr. Kim Shin Bae was appointed as a non-executive director on 15 October 2008 and resigned as a non-executive director on 22 January 2009.

(e) Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming were appointed as independent non-executive directors on 15 October 2008.

(f) Mr. Jung Man Won was appointed as non-executive director on 22 January 2009 and resigned as non-executive director on 5 November 2009.

(g) Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Li Zhengmao and Mr. Miao Jianhua resigned as executive directors on 23 May 2008.

(h) Mr. Li Gang and Mr. Zhang Junan resigned as executive directors on 15 October 2008.

(i) Mr. Lu Jianguo resigned as non-executive director on 15 October 2008.

(j) Mr. Lee Suk Hwan resigned as non-executive director on 15 October 2008.

(k) Mr. Shan Weijian resigned as independent non-executive director on 15 October 2008.

Pursuant to the option proposal made pursuant to the merger between the Company and China Netcom, 686,894 share options were granted to the then director who was appointed as Director of the Company on 15 October 2008. Save as disclosed above, no share options were granted to the directors during the year (2008: Nil).

No directors waived the right to receive emoluments during the year (2008: Nil).

During 2009 and 2008, the Company did not incur any payment to any director for loss of office or as an inducement to any director to join the Company.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

28. EMPLOYEE BENEFIT EXPENSES – GROUP (Continued)

28.2 Five highest paid individuals

Of the five highest paid individuals for the year ended 31 December 2009, four of them are existing directors of the Company and their remuneration has been disclosed in Note 28.1, the remaining one is an employee of the Company whose remuneration falls within the band from RMB2.0 million to RMB2.5 million.

Of the five highest paid individuals for the year ended 31 December 2008, two of them are existing directors of the Company and their remuneration has been disclosed in Note 28.1. For the remaining three highest paid individuals, two of them were past directors and one was an employee of the Company whose remuneration falls within the band from RMB2.0 million to RMB2.5 million.

	2009 (RMB'000)	2008 (RMB'000)
Salaries and allowances	**1,462**	3,603
Bonuses paid and payable	**633**	1,875
Other benefits (Note 28.1(a))	**19**	557
Contributions to pension schemes	**26**	66
	2,140	6,101

29. OTHER OPERATING EXPENSES – GROUP

	2009	2008 (As restated)
Continuing operations:		
Provision for doubtful debts	**2,355**	3,025
Cost of telecommunications products sold	**2,689**	2,156
Cost in relation to information communications technology services	**839**	3,010
Commission expenses	**11,994**	11,773
Advertising and promotion expenses	**4,290**	3,036
Customer installation cost	**2,449**	2,256
Customer acquisition and retention cost	**2,287**	2,549
Auditors' remuneration	**73**	131
Property management fee	**1,434**	1,186
Office and administrative expenses	**2,915**	2,831
Transportation expense	**1,825**	1,892
Miscellaneous taxes and fees	**583**	581
Others	**2,990**	3,322
Total other operating expenses	**36,723**	37,748

(All amounts in RMB millions unless otherwise stated)

30. FINANCE COSTS – GROUP

	Note	2009	2008 (As restated)
Continuing operations:			
Finance costs:			
- Interest on bank loans repayable within 5 years		**927**	1,787
- Interest on corporate bonds and commercial paper repayable within 5 years		**607**	580
- Interest on bank loans repayable over 5 years		**5**	54
- Interest on corporate bonds repayable over 5 years		**90**	90
- Interest on deferred consideration	(a)	**—**	224
- Less: Amounts capitalised in construction-in-progress	6	**(806)**	(260)
Total interest expense		**823**	2,475
- Exchange loss/(gain), net		**15**	(270)
- Others		**198**	218
Total finance costs		**1,036**	2,423

(a): In 2005, China Netcom completed the Acquisition of New Horizon. The consideration for the Acquisition of New Horizon was RMB12,800 million which consisted of an initial cash payment of RMB3,000 million and deferred payments of RMB9,800 million. The deferred payments were being settled in half-yearly installments over five years. The interest charged on the deferred payments was calculated at 5.265% per annum. In 2008, the Group fully repaid the amount.

(All amounts in RMB millions unless otherwise stated)

31. MUTUAL INVESTMENT OF US$1 BILLION BY THE COMPANY AND TELEFÓNICA IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a subscription agreement ("Subscription Agreement"), pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other's shares. On 21 October 2009 ("Completion Date"), the Company and Telefónica completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of Euro17.24 each to the Company.

At the inception of the subscription agreement on 6 September 2009, the Company's agreement to undertake the above mutual investment with Telefónica is treated as a derivative financial instrument in accordance with IAS/HKAS 39 "Financial instrument: Recognition and measurement" as it represents a forward contract for the purchase of shares by the Company and Telefónica in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument would be remeasured at fair value at each balance sheet date with all subsequent changes in fair value being charged or credited to the statement of income in the period when the change occurs until the completion of the mutual investment by the Company and Telefónica in each other. Upon settlement of the derivative financial instrument on completion of the mutual investment by the Company and Telefónica in each other at the Completion Date, 21 October 2009, the derivative financial instrument was derecognised and an available-for-sale financial asset, representing the investment in the Telefónica shares, was recognised correspondingly at the then fair value of the Telefónica shares.

As at the Completion Date, 21 October 2009, the fair value of the Telefónica shares was determined to be approximately RMB7,952 million and the changes in the fair value of the derivative financial instrument during the period from 6 September 2009 to 21 October 2009 resulted in a fair value gain of approximately RMB1,239 million, which has been recorded as "Realised gain on changes in fair value of derivative financial instrument" in the consolidated statement of income for the year ended 31 December 2009.

As at 31 December 2009, the related available-for-sale financial asset amounted to approximately RMB7,789 million. For the period from 21 October 2009 to 31 December 2009, loss on changes in fair value of available-for-sale financial asset amounted to approximately RMB163 million. The loss, net of tax impact of approximately RMB41 million, was recorded in the consolidated statement of comprehensive income.

32. OTHER INCOME – NET – GROUP

	Note	**2009**	2008 (As restated)
Continuing operations:			
Dividend income for available-for-sale financial assets		**215**	3
Gain on the non-monetary assets exchange	(a)	**38**	1,305
Others		**709**	789
		962	2,097

Note (a): Please refer to Note (b)(iv) to the consolidated statement of cash flows for details.

(All amounts in RMB millions unless otherwise stated)

33. EQUITY-SETTLED SHARE OPTION SCHEMES

33.1 Fixed award pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme")

Pursuant to the resolution passed by the Board of Directors in June 2000, the Company adopted the Pre-Global Offering Share Option Scheme on 1 June 2000 for the granting of share options to qualified employees on the following terms:

(i) the exercise price is equivalent to the share issue price of the Global Offering of HKD15.42 per share (excluding the brokerage fee and SEHK transaction levy); and

(ii) the share options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further options can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the share option scheme (Note 33.2) on 13 May 2002, 11 May 2007 and 26 May 2009, respectively. Apart from the above two terms, the principal terms are substantially the same as the amended Share Option Scheme in all material aspects.

33.2 Share option scheme (the "Share Option Scheme")

On 1 June 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme as described above) not exceeding 10% of the total issued share capital of the Company. Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of the share; and

(ii) 80% of the average of the closing prices of shares on the SEHK on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the SEHK.

The period during which an option may be exercised will be determined by the Board of Directors at their discretion, except that no option may be exercised later than 10 years from 22 June 2000.

(All amounts in RMB millions unless otherwise stated)

33. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

33.2 Share option scheme (the "Share Option Scheme") (Continued)

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i) share options may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii) minimum subscription price shall not be less than the higher of:

- the nominal value of the shares;
- the closing price of the shares of the stock exchange as stated in the stock exchange's quotation sheets on the offer date in respect of the share options; and
- the average closing price of the shares on the stock exchange's quotation sheets for the five trading days immediately preceding the offer date.

On 11 May 2007, the Company further amended the Share Option Scheme with major amendments related to the exercise of options upon cessation of employment. These amendments are made in order to reduce the administrative burden on the Company to monitor outstanding options for grantees whose employment has been terminated.

All of the share options granted under Note 33.1 and 33.2 are governed by the amended terms of the Pre-Global Share Option Scheme and the Share Option Scheme as mentioned above.

(All amounts in RMB millions unless otherwise stated)

33. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

33.3 Special Purpose Unicom Share Option Scheme (the "Special Purpose Share Option Scheme")

Prior to the 2008 Business Combination, China Netcom granted share options to its directors and employees (including employees of its subsidiaries) in years 2004 ("First Grant") and 2005 ("Second Grant") pursuant to a shareholders' resolution passed on 30 September 2004.

Pursuant to the ordinary resolution passed by the shareholders on 16 September 2008, the Company adopted the Special Purpose Share Option Scheme in connection with the merger of the Company and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the Companies Ordinance for the granting of options to holders of China Netcom options outstanding at 14 October 2008 ("Eligible Participants"). Pursuant to this scheme, no fractional options can be granted and the maximum number of shares which may be issued upon the exercise of all options granted under this scheme and any other share options schemes of the Company must not in aggregate exceed 10% of the issued share capital of the Company as at the date of approval of this scheme.

The number of options and exercise price of options granted under the Special Purpose Share Option Scheme are as follows:

(i) The exercise price of options under this scheme is equal to (a) the exercise price of an outstanding China Netcom option held by the Eligible Participants divided by (b) the share exchange ratio 1.508.

(ii) The total number of options granted by the Company to all Eligible Participants under this scheme shall be equal to the product of (a) the share exchange ratio and (b) the number of China Netcom options outstanding as at 14 October 2008.

The above formula ensures that the value of options granted under this scheme received by a holder of China Netcom options is equivalent to the "see-through" price of that holder's outstanding China Netcom options.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 30 September 2014.

No further options can be granted under the Special Purpose Share Option Scheme.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

33. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

33.3 Special Purpose Unicom Share Option Scheme (the "Special Purpose Share Option Scheme") (Continued)

Details of share options granted and outstanding by China Netcom, immediately prior to the merger between the Company and China Netcom (i.e. 14 October 2008) are as follows:

	For the period from 1 January 2008 to 14 October 2008	
	Average exercise price in HKD per share	**Number of share options involved**
Balance, beginning of period	10.32	150,844,560
Granted	—	—
Forfeited/cancelled	9.55	(139,620)
Cancelled in exchange for the Company's options	10.30	(125,836,140)
Exercised	10.45	(24,868,800)
Balance, end of period	—	—

Details of share options of China Netcom exercised during the period from 1 January 2008 to 14 October 2008 is as follows:

For the period from 1 January 2008 to 14 October 2008:

Grant	Exercise price HKD	Weighted average closing price per share at respective days immediately before date of exercise of options HKD	Proceeds received HKD	Number of shares involved
First Grant	8.40	26.17	103,316,640	12,299,600
Second Grant	12.45	25.46	156,486,540	12,569,200
			259,803,180	24,868,800

(All amounts in RMB millions unless otherwise stated)

33. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

33.3 Special Purpose Unicom Share Option Scheme (the "Special Purpose Share Option Scheme") (Continued)

The Group accounted for the exchange of options based on the estimated fair value of share options at the modification date by using the Black-Scholes valuation model. Because the Black-Scholes valuation model requires the input of subjective assumptions, including the volatility of share price, change in subjective input assumptions can materially affect the fair value estimate. Accordingly, the weighted average fair values of 2004 and 2005 Special Purpose Share Options granted under the Special Purpose Share Option Scheme was HKD6.01 and HKD4.00, respectively. The significant assumptions used and the numbers of options granted are as follows:

	2004 Special Purpose Share Option	2005 Special Purpose Share Option
Stock price	HKD11.60	HKD11.60
Exercise price	HKD5.57	HKD8.26
Volatility	55%	49%
Dividend yield	2%	2%
Risk-free rate	0.24-1.06%	0.28-1.54%
Expected life	0.30-1.09 years	0.32-2.32 years
Weighted average option value	HKD6.01	HKD4.00
Number of options granted	100,831,432	88,929,468

The volatility measured at the standard deviation of expected share price returns was based on statistical analysis of daily share prices over the last 2 to 3 years. Expected dividends were based on historical dividends. Risk-free rate was by reference to the yield of Hong Kong Exchange Fund Notes with a term similar to the expected option life.

The total incremental fair value of the exchanged options was determined to be RMB21 million which was measured by reference to the incremental fair value of the options granted under the Special Purpose Share Option Scheme as at 15 October 2008 (the modification date) over the fair value of China Netcom options as at 15 October 2008. For the year ended 31 December 2009, share-based compensation expense of approximately RMB10 million (2008: approximately RMB9 million) was recorded by the Group as a result of this modification.

(All amounts in RMB millions unless otherwise stated)

33. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

33.4 Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	The Company			
	2009		2008	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	**6.95**	**413,074,166**	7.12	257,279,600
Granted	—	—	6.83	189,760,900
Forfeited	—	—	6.37	(2,720,334)
Exercised	—	—	7.62	(31,246,000)
Balance, end of year	**6.95**	**413,074,166**	6.95	413,074,166
Exercisable at end of year	**6.88**	**390,841,799**	7.14	245,359,027

No options were exercised during the year ended 31 December 2009. Exercise of share options during the year ended 31 December 2008 resulted in 31,246,000 shares being issued, with exercise proceeds of approximately RMB216 million.

(All amounts in RMB millions unless otherwise stated)

33. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

33.4 Share option information (Continued)

As at balance sheet date, information of outstanding share options is summarised as follows:

Date of options grant	Vesting period	Exercisable period	The price per share to be paid on exercise of options	Number of share options outstanding as at 31 December 2009	Number of share options outstanding as at 31 December 2008
Share options granted under the Pre-Global Offering Share Option Scheme (Note i):					
22 June 2000	22 June 2000 to 21 June 2002	22 June 2002 to 21 June 2010	HKD15.42	16,977,600	16,977,600
Share options granted under the Share Option Scheme (Note i and Note iii):					
30 June 2001	30 June 2001	30 June 2001 to 22 June 2010	HKD15.42	4,350,000	4,350,000
21 May 2003 (Note ii)	21 May 2003 to 21 May 2006	21 May 2004 to 20 May 2010	HKD4.30	8,956,000	8,956,000
20 July 2004	20 July 2004 to 20 July 2007	20 July 2005 to 19 July 2010	HKD5.92	41,024,000	41,024,000
21 December 2004	21 December 2004 to 21 December 2007	21 December 2005 to 20 December 2010	HKD6.20	654,000	654,000
15 February 2006	15 February 2006 to 15 February 2009	15 February 2008 to 14 February 2012	HKD6.35	151,556,000	151,556,000
Share options granted under the Special Purpose Share Option Scheme:					
15 October 2008 ("2004 Special Purpose Share Options") (Note iii)	15 October 2008 to 17 May 2009	15 October 2008 to 16 November 2010	HKD5.57	100,627,098	100,627,098
15 October 2008 ("2005 Special Purpose Share Options")	15 October 2008 to 6 December 2010	15 October 2008 to 5 December 2011	HKD8.26	88,929,468	88,929,468
				413,074,166	413,074,166

The options outstanding as at 31 December 2009 had a weighted average remaining contractual life of 1.50 years (2008: 2.47 years).

(All amounts in RMB millions unless otherwise stated)

33. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

33.4 Share option information (Continued)

Note i: The exercise periods of approximately 25,000,000 options were extended by one year by the Board of Directors pursuant to the amended terms of to each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme as approved by shareholders on 26 May 2009. The main reasons for such extension were (i) that the holders of those options were determined by the Board of Directors as "Transferred Personnel" under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring, and (ii) that those options were not exercisable due to a "Mandatory Moratorium" under the respective terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. The modifications did not have significant impact on the consolidated financial statements for the year ended 31 December 2009. In March 2010, due to the "Mandatory Moratorium" continuing to be in force, the Board of Directors further extended the exercise periods of such options by another year on 24 March 2010. The Group is currently assessing the financial impact on the consolidated financial statements for this modification.

Note ii: The original expiration date for these options was 20 May 2009. As these options were not exercisable due to a "Mandatory Moratorium" as set forth in the Share Option Scheme, they were extended to 20 May 2010 pursuant to amendment of the Share Option Scheme approved by the shareholders of the Company on 26 May 2009. The modifications did not have significant impact on the consolidated financial statements for the year ended 31 December 2009.

Note iii: The exercise period of these options were extended by one year by the Board of Directors on 24 March 2010 pursuant to the amended terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme as they were not exercisable due to a "Mandatory Moratorium" under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. The Group is currently assessing the financial impact on the consolidated financial statements for this modification.

No option was exercised for the year ended 31 December 2009.

Details of share options exercised for the year ended 31 December 2008 are as follows:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before days of exercise of options HKD	Proceeds received HKD	Number of shares involved
22 June 2000	15.42	18.73	63,980,664	4,149,200
30 June 2001	15.42	18.38	18,781,560	1,218,000
10 July 2002	6.18	15.88	20,443,440	3,308,000
21 May 2003	4.30	16.90	8,947,440	2,080,800
20 July 2004	5.92	17.81	58,240,960	9,838,000
15 February 2006	6.35	17.62	67,640,200	10,652,000
			238,034,264	31,246,000

For the year ended 31 December 2009, employee share-based compensation expense recorded for continuing operations amounted to approximately RMB27 million (2008: approximately RMB84 million).

(All amounts in RMB millions unless otherwise stated)

34 DISPOSAL GROUP AND DISCONTINUED OPERATIONS

On 2 June 2008 and on 27 July 2008, the Company, CUCL and China Telecom entered into the Framework Agreement and the Disposal Agreement, respectively, to sell the CDMA business to China Telecom. The disposal was completed on 1 October 2008. The gain on disposal, net of corresponding income tax of approximately RMB9.0 billion, amounted to approximately RMB26.1 billion.

The net assets of the CDMA business as at the effective date of disposal of the CDMA business were as listed below:

	Note	As at 1 October 2008
Net assets disposed of:		
Cash and cash equivalents	(a)	4,612
Property, plant and equipment		2,997
Goodwill		373
Deferred tax assets		6
Other assets		3,958
Inventories		525
Accounts receivable, net		690
Prepayments and other current assets		808
Deferred revenue		(444)
Accounts payable and accrued liabilities		(1,144)
Advances from customers		(4,428)
Minority interest		(5)
		7,948
Fair value of future service agreed in the Disposal Agreement	38.2(c)	517
Transaction cost and taxation		184
Income tax expense arising from the disposal of the CDMA business		9,016
Gain on disposal of the CDMA business recognised in the statement of income		26,135
Cash consideration on disposal of the CDMA business		43,800
Less: Cash consideration receivable from disposal of the CDMA business		(13,140)
Cash and cash equivalents transferred		(1,148)
Net cash inflow		29,512

Note (a): The balance represents cash and cash equivalents of approximately RMB1,148 million transferred and RMB3,464 million to be transferred to China Telecom in accordance with the Disposal Agreement. For details, please refer to Note 38.2(c).

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

34 DISPOSAL GROUP AND DISCONTINUED OPERATIONS (Continued)

Discontinued operations

The results and cash flows of the CDMA business for the period ended 30 September 2008 are presented as discontinued operations as follows:

	For the period from 1 January 2008 to 30 September 2008 (As restated)
Revenue	22,296
Expenses	(20,389)
Profit from discontinued operations before income tax	1,907
Income tax expenses	(469)
Profit for the period from discontinued operations	1,438
Gain on disposal of discontinued operations before income tax	35,151
Income tax expenses	(9,016)
Gain on disposal of discontinued operations after income tax	26,135
Profit for the period from discontinued operations	27,573

(All amounts in RMB millions unless otherwise stated)

34 DISPOSAL GROUP AND DISCONTINUED OPERATIONS (Continued)

Discontinued operations (Continued)

	For the period from 1 January 2008 to 30 September 2008
Net cash inflow from operating activities	656
Net cash outflow from investing activities	(23)
Cash inflow from disposal of discontinued operations	29,512
Net cash inflow from investing activities	29,489
Net cash inflow from financing activities	—
Net cash inflow from discontinued operations	30,145

The net cash outflow of approximately RMB5,039 million for discontinued operations for the year ended 31 December 2009 represents the income tax paid on the gain on disposal of the CDMA business in 2008 and related professional service fees paid totaling RMB9,329 million, offset by proceeds received of approximately RMB4,290 million from the disposal of the CDMA business.

In addition, for the year ended 31 December 2009, proceeds receivable from disposal of the CDMA business of approximately RMB3,729 million was offset against payables in relation to disposal of the CDMA business in accordance with a settlement agreement entered into in 2009.

35. DIVIDENDS

At the annual general meeting held on 26 May 2009, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended 31 December 2008 totaling approximately RMB4,754 million which has been reflected as a reduction of retained profits for the year ended 31 December 2009. As at 31 December 2009, such dividends have been paid by the Company, except for dividends payable of approximately RMB307 million and RMB24 million due to Unicom BVI and Netcom BVI, respectively.

At a meeting held on 24 March 2010, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.16 per ordinary share to the shareholders for the year ended 31 December 2009 totaling approximately RMB3,770 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2009, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2010.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

35. DIVIDENDS (Continued)

	2009	2008
Proposed final dividend:		
RMB0.16 (2008: RMB0.20) per ordinary share by the Company	**3,770**	4,754
Dividend paid:		
By the Company	**4,754**	2,732
By China Netcom (Note a)	**—**	3,499
	4,754	6,231

Note a : Since the 2008 Business Combination is accounted for as a business combination of entities under common control, accordingly, dividend paid include the dividends paid by China Netcom as if it had always been part of the Group.

For the Company's non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company's shareholders appearing as individuals in its share register.

36. EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2009 and 2008 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2008.

Diluted earnings per share for the years ended 31 December 2009 and 2008 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2008, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) share options granted under the amended Special Purpose Share Option Scheme.

The potential ordinary shares which are not dilutive mainly arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme and are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

36. EARNINGS PER SHARE (Continued)

The following table sets forth the computation of basic and diluted earnings per share:

	2009	2008 (As restated)
Numerator (in RMB millions):		
Profit attributable to equity holders of the Company		
– Continuing operations	**9,556**	7,825
– Discontinued operations	**—**	27,573
	9,556	35,398
Denominator (in millions):		
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	**23,767**	23,751
Dilutive equivalent shares arising from share options	**128**	190
Shares used in computing diluted earnings per share	**23,895**	23,941
Basic earnings per share (in RMB)		
- Continuing operations	**0.40**	0.33
- Discontinued operations	**—**	1.16
	0.40	1.49
Diluted earnings per share (in RMB)		
- Continuing operations	**0.40**	0.33
- Discontinued operations	**—**	1.15
	0.40	1.48

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

37. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, available-for-sale financial assets, accounts receivable, amounts due from ultimate holding company, related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial paper, corporate bonds, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

Cash and cash equivalents, short-term bank deposits and available-for-sale financial assets denominated in foreign currencies, as summarised below, have been translated to RMB at the applicable rates quoted by the People's Bank of China as at 31 December 2009 and 2008.

	The Group					
	2009			2008		
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
- denominated in HK dollars	324	0.88	285	223	0.88	197
- denominated in US dollars	86	6.83	585	134	6.83	914
- denominated in Euro	26	9.80	258	4	9.66	43
- denominated in Japanese Yen	14	0.07	1	50	0.08	4
- denominated in GBP	0.4	10.98	4	2	9.88	20
Sub-total			1,133			1,178
Short-term bank deposits:						
- denominated in HK dollars	86	0.88	76	—	0.88	—
- denominated in US dollars	49	6.83	336	20	6.83	137
Sub-total			412			137
Available-for-sale financial assets:						
– denominated in Euro	795	9.80	7,789	—	9.66	—
Total			9,334			1,315

(All amounts in RMB millions unless otherwise stated)

37. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	The Company					
	2009			2008		
	Original currency millions	**Exchange rate**	**RMB equivalent millions**	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
- denominated in HK dollars	**262**	**0.88**	**230**	72	0.88	63
- denominated in US dollars	**39**	**6.83**	**270**	39	6.83	267
- denominated in Euro	**17**	**9.80**	**163**	—	9.66	—
Sub-total			**663**			330
Short-term bank deposits:						
- denominated in US dollars	**—**	**6.83**	**—**	18	6.83	122
Available-for-sale financial assets:						
- denominated in Euro	**795**	**9.80**	**7,789**	—	—	—
Total			**8,452**			452

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People's Bank of China. The carrying amounts of the Group's cash and cash equivalents, short-term bank deposits, available-for-sale financial assets, other current financial assets and liabilities approximated their fair values as at 31 December 2009 and 2008 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair value as at the balance sheet date.

In connection with the fair value of the Group's non-current portion of long-term bank loans and corporate bonds, please refer to Note 20 (a) and Note 21 respectively for details.

38. RELATED PARTY TRANSACTIONS - GROUP

Unicom Group and Netcom Group are state-owned enterprises directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither Unicom Group and Netcom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers other state-owned enterprises, which mainly include other telecommunications service operators, have material transactions with the Group in its ordinary course of business. These transactions are carried out on terms that are the same as similar arm's length transactions or at standards promulgated by relevant government authorities and have been reflected in the financial statements. The Group's telecommunications networks depend, in large part, on interconnection with the network of and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been disclosed below.

(All amounts in RMB millions unless otherwise stated)

38. RELATED PARTY TRANSACTIONS - GROUP (Continued)

38.1 Transactions with Unicom Group, Netcom Group and their subsidiaries

(a) Significant recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group, Netcom Group and their subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Note	2009	2008 (As restated)
Transactions with Unicom Group, Netcom Group and their subsidiaries:			
Continuing operations:			
Leasing fee of Telecommunications Networks in Southern China	(ii)	**2,000**	–
Charges for mobile subscriber value-added service	(i), (iii)	**122**	153
Rental charges for premises, equipment and facilities	(i), (iv), (viii)	**820**	678
Charges for the international gateway services	(i), (v)	**5**	7
Agency fee incurred for procurement of telecommunications equipment	(i), (vi)	**12**	21
Charge for engineering and information technology-related services	(i), (vii)	**2,786**	2,603
Common corporate services income	(ix)	**3**	140
Charges for common corporate services	(ix)	**266**	563
Rental income from properties	(viii)	**1**	10
Purchases of materials	(x)	**375**	516
Charges for ancillary telecommunications support services	(xi)	**689**	558
Charges for support services	(xii)	**273**	461
Charges for lease of telecommunications facilities	(xiii)	**148**	306
Income from information communication technologies services	(i), (xiv)	**70**	118
Income for engineering design and technical services	(i), (xv)	**15**	40
Discontinued operations:			
Charges for mobile subscriber value-added services	(i), (iii)	**—**	46
CDMA network capacity lease rental charges	(xvi)	**—**	6,009
Constructed capacity related cost of the CDMA network	(xvii)	**—**	234

(All amounts in RMB millions unless otherwise stated)

38. RELATED PARTY TRANSACTIONS - GROUP (Continued)

38.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(a) *Significant recurring transactions (Continued)*

(i) On 26 October 2006, CUCL entered into a new agreement "2006 Comprehensive Services Agreement" to continue to carry out related party transactions. The new agreement was approved by the independent shareholders of the Company on 1 December 2006, and become effective from 1 January 2007.

Pursuant to the ordinary resolution passed at the extraordinary general meeting held on 16 September 2008, the independent shareholders of the Company approved the amendment of the 2006 Comprehensive Services Agreement with effect from 15 October 2008 to include CNC China as a party ("the Second 2006 Comprehensive Services Agreement") .

Also, the independent shareholders of the Company approved the following agreements:

- Framework Agreement for Engineering and Information Technology Services dated 12 August 2008
- Engineering and Information Technology Services Agreement 2008-2010
- Domestic Interconnection Settlement Agreement 2008-2010
- International Long Distance Voice Services Settlement Agreement 2008-2010
- Framework Agreement for Interconnection Settlement dated 12 August 2008

As mentioned in Note 1, as a result of the merger between CUCL and CNC China and the Parent Merger on 1 January 2009 and 6 January 2009, respectively, the continuing connected transactions (and all associated rights and obligations thereunder) of CNC China and Netcom Group were assumed by CUCL and Unicom Group, respectively.

Under HKFRSs and IFRSs, the 2009 Business Combination has been accounted for using merger accounting/predecessor values method. Accordingly, the transactions between the Target Business (See Note 1) and the Group were eliminated and not disclosed as related party transactions in the consolidated financial statements.

(ii) On 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon entered into the Network Lease Agreement in relation to the Lease of the Telecommunications Networks in Southern China by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the years ended 31 December 2009 and 2010, respectively. The Lease became effective in January 2009.

(All amounts in RMB millions unless otherwise stated)

38. RELATED PARTY TRANSACTIONS - GROUP (Continued)

38.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(a) *Significant recurring transactions (Continued)*

(iii) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, UNISK (Beijing) Information Technology Corporation Limited ("UNISK") and Unicom NewSpace Corporation Limited ("Unicom NewSpace") agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communication network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group's subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK and Unicom NewSpace for settlement, on the condition that such proportion allocated to UNISK and Unicom NewSpace does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK and Unicom NewSpace by the Group varies depending on the types of value-added service provided to the Group.

(iv) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(v) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group's international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(vi) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, Unicom Import and Export Company Limited ("Unicom I/E Co") agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.55% (for contracts up to an amount of USD30 million (inclusive)) and 0.35% (for contracts with an amount of more than USD30 million) of the value of imported equipment, and 0.25% (for contracts up to an amount of RMB200 million (inclusive)) and 0.15% (for contracts with an amount of more than RMB200 million) of the value of domestic equipment for such services.

(vii) Pursuant to Framework Agreement for Engineering and Information Technology Services dated 12 August 2008 entered between CUCL and Netcom Group and Engineering and Information Technology Services Agreement 2008-2010 entered between CNC China and Netcom Group, the charges payable by CUCL and CNC China for the above services are determined with reference to market rates and are settled when the relevant services are provided.

(All amounts in RMB millions unless otherwise stated)

38. RELATED PARTY TRANSACTIONS - GROUP (Continued)

38.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(a) *Significant recurring transactions (Continued)*

(viii) Pursuant to Property Leasing Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Property Leasing dated 12 August 2008 entered between CUCL and Netcom Group, the charges payable by CNC China, CUCL and Netcom Group are based on market rates or the depreciation charges and taxes (only not higher than the market rates) in respect of each property. The charges are subject to review every year.

(ix) Pursuant to Master Sharing Agreement 2008-2010 entered between CNC China and Netcom Group, expenses associated with common corporate services is allocated between CNC China and Netcom Group based on total assets as appropriate.

(x) Pursuant to Materials Procurement Agreement 2008-2010 entered between CNC China and Netcom Group, the charges payable by CNC China to Netcom Group are based on market rates or cost-plus basis.

(xi) Pursuant to Ancillary Telecommunications Services Agreement 2008-2010 entered between CNC China and Netcom Group, and the Framework Agreement for Ancillary Telecommunications Services dated 12 August 2008 entered between CUCL and Netcom Group, Netcom Group agreed to provide services including certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services. The charges are based on market rates and are settled as and when the relevant services are provided.

(xii) Pursuant to Support Services Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Support Services dated 12 August 2008 entered between CUCL and Netcom Group, Netcom Group agreed to provide services including equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services. The charges are based on market rates and are settled as and when the relevant services are provided.

(xiii) Pursuant to Telecommunications Facilities Leasing Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Telecommunications Facilities Leasing dated 12 August 2008 entered between CUCL and Netcom Group, CNC China agreed to lease the international telecommunications facilities and inter-provincial transmission optic fibers from Netcom Group. The lease payment is based on the depreciation charge of the leased assets.

(All amounts in RMB millions unless otherwise stated)

38. RELATED PARTY TRANSACTIONS - GROUP (Continued)

38.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(a) Significant recurring transactions (Continued)

(xiv) Pursuant to Information and Communications Technology Agreement 2008-2010 entered between System Integration Corporation and Netcom Group, System Integration Corporation, agreed to provide information communications technology services to Netcom Group and also to subcontract services ancillary to the provision of information communications technology services, namely, the system installation and configuration services, to the subsidiaries and branches of Netcom Group in Netcom Group's southern service region in the PRC. The charges payable by Netcom Group are based on market value.

(xv) The service fee standards for the engineering design and technical services provided to Unicom Group are determined based on standards promulgated by the relevant government authorities.

(xvi) On 26 October 2006, CUCL entered into the new agreement "2006 CDMA Lease Agreement" with Unicom Group and Unicom New Horizon to continue to lease the CDMA networks. The new agreement was approved by the independent shareholders of the Company on 1 December 2006, and became effective from 1 January 2007. As disclosed in the announcement dated 28 July 2008, the Company, CUCL and China Telecom agreed on the CDMA business disposal and the Company agreed to waive the CDMA network purchase option and terminate the 2006 CDMA Lease Agreement, in each case with effect from the completion of the CDMA business disposal. During the Company's extraordinary general meeting of shareholders held on 16 September 2008, the Company's independent shareholders approved the waiver of the CDMA network purchase option and the termination of the 2006 CDMA Lease Agreement. Upon the completion of the CDMA business disposal on 1 October 2008, the 2006 CDMA Lease Agreement was terminated.

(xvii) Pursuant to 2006 CDMA Lease Agreement, the constructed capacity related costs in connection with the CDMA network capacity used by the Group, including the rentals for the exchange centers and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Group. The proportion of the constructed capacity related costs to be borne by the Group is calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the CDMA network.

(xviii) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and periodic renewal basis.

(All amounts in RMB millions unless otherwise stated)

38. RELATED PARTY TRANSACTIONS - GROUP (Continued)

38.1 Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)

(b) Other significant transaction

In January 2009, CUCL completed the acquisitions of the Target Business and the Target Assets from Unicom Group and Netcom Group. For details, please refer to Note 1.

(c) Amounts due from and to related parties/Unicom Group, Netcom Group and their subsidiaries

Amounts due to related parties as at 31 December 2009 included an unsecured short-term loan from Netcom BVI of approximately RMB2,104 million obtained for the purpose of payment of the 2008 final dividend of the Company. The loan carries an interest rate of six-month HIBOR plus 0.8% per annum and is repayable on 16 June 2010.

Apart from the short-term loan from Netcom BVI as aforementioned, amounts due from and to related parties, Unicom Group, Netcom Group and their subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/ Unicom Group, Netcom Group or their subsidiaries as described in (a) and (b) above.

38.2 Domestic carriers

(a) Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business for the continuing operations:

		The Group	
	Note	**2009**	2008 (As restated)
Interconnection revenue	(i)	**12,083**	11,135
Interconnection charges	(i)	**11,740**	10,901
Leased line revenue	(ii)	**433**	608
Leased line charges	(ii)	**102**	252
Engineering design and technical service revenue	(iii)	**287**	197

(All amounts in RMB millions unless otherwise stated)

38. RELATED PARTY TRANSACTIONS - GROUP (Continued)

38.2 Domestic carriers (Continued)

(a) Significant recurring transactions with domestic carriers (Continued)

(i) The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group's networks and the networks of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MIIT.

(ii) Leased line charges are paid or payable to domestic carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to domestic carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.

(iii) Engineering design and technical services revenue mainly represents the amounts due from domestic carriers for the provision of engineering design and technical services based on their demands and requirements. The prices are determined based on standards promulgated by the relevant government authorities.

(b) Amounts due from and to domestic carriers

	The Group	
	2009	2008 (As restated)
Amounts due from domestic carriers		
- Receivables for interconnection revenue, leased line revenue and engineering design and technical services revenue	**1,205**	1,033
- Less: Provision for doubtful debts	**(71)**	(59)
	1,134	974
Amounts due to domestic carriers		
- Payables for interconnection charges and leased lines charges	**1,136**	956

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

38. RELATED PARTY TRANSACTIONS - GROUP (Continued)

38.2 Domestic carriers (Continued)

(c) Disposal of the Group's CDMA business to China Telecom

In 2008, the Company completed disposal of the CDMA business to China Telecom. For details, please refer to Note 1 and Note 34.

Pursuant to the Disposal Agreement, the Group is committed to providing certain supporting services to China Telecom at no consideration during the transitional period. Such services include providing the use of certain telecommunications equipment, properties and information technology services in certain regions. The value of such services are estimated by the Group based on the costs of the underlying equipment or properties plus a margin. A portion of the consideration for disposal of the CDMA business equal to the estimated value of such services has been deferred and will be recognised over the expected service period.

In addition, pursuant to the Disposal Agreement, upon the completion of the CDMA business disposal, CUCL and China Telecom entered into agreements with respect to the swapping and operation of certain jointly used network assets in accordance with the terms set out in the Disposal Agreement. Based on the agreements, the Group concluded that the swapping and operation of these jointly used network assets would not have a significant impact on the consolidated financial statements.

As at 31 December 2009 and 2008, the balances due from/to China Telecom in relation to disposal of the CDMA business are as follows:

	The Group	
	2009	2008
Payables		
- Advances from customers received on behalf of China Telecom	**(7)**	(768)
- Cash to be transferred upon the final agreement of the values of assets and liabilities transferred to China Telecom in accordance with the Disposal Agreement	**—**	(3,464)
	(7)	(4,232)
Proceeds receivable	**5,121**	13,140

All the proceeds receivable was subsequently settled in cash in January 2010.

(All amounts in RMB millions unless otherwise stated)

39. CONTINGENCIES AND COMMITMENTS

39.1 Capital commitments

As at 31 December 2009 and 2008, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	The Group			
	2009			2008 (As restated)
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	403	8,407	8,810	6,149
Authorised but not contracted for	198	3,832	4,030	6,938
Total	601	12,239	12,840	13,087

As at 31 December 2009, no capital commitments was denominated in US dollars (2008: approximately USD23 million).

39.2 Operating lease commitments

As at 31 December 2009 and 2008, the Group had total future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group				
	2009				2008 (As restated)
	Land and buildings	Equipment	Telecommunications networks in Southern China (a)	Total	Total
Leases expiring:					
- not later than one year	1,324	585	2,200	4,109	1,851
- later than one year and not later than five years	3,100	515	—	3,615	4,657
- later than five years	1,095	84	—	1,179	1,957
Total	5,519	1,184	2,200	8,903	8,465

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

39. CONTINGENCIES AND COMMITMENTS (Continued)

39.2 Operating lease commitments (Continued)

(a) The lease commitment in relation to telecommunications networks related to the lease arrangement of the Telecommunications Networks in Southern China between CUCL and Unicom New Horizon and was estimated based on the annual leasing fees pursuant to the Network Lease Agreement. Please refer to Note 1 (b) for details.

As at 31 December 2009 and 2008, the Company had total future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Company	
	2009	2008
Office premise lease expiring:		
- not later than one year	**9**	4
- later than one year and not later than five years	**13**	—
Total	**22**	4

39.3 Contingent liabilities

As aforementioned in Note 26, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China. Based on management's assessment and preliminary discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of a cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2009 and 2008.

(All amounts in RMB millions unless otherwise stated)

40. EVENTS AFTER BALANCE SHEET DATE

(a) Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2009. For details, please refer to Note 35.

(b) Issue of commercial paper

On 23 March 2010, CUCL announced that it will launch the issue of the first tranche of commercial paper for the year 2010 of an amount of RMB15 billion on 30 March 2010.

41. COMPARATIVE FIGURES

As stated in Note 2.2(a), the 2008 comparative figures have been restated to reflect the effect of the 2009 Business Combination between entities and businesses under common control, which is accounted for using merger accounting/predecessor values method. In addition, upon the adoption of IFRS/HKFRS 8 "Operating Segment" in 2009, the 2008 comparative financial information of segment information has been restated to conform to current year's presentation. For details, please refer to Note 5.

42. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 24 March 2010.

Financial Summary

For the five-year ended 31 December 2009
(All amounts in RMB millions, except per share data)

Selected financial summary for 2005 and 2006, including selected consolidated statement of income data and consolidated balance sheet data for 2005 and 2006 were prepared in accordance with HKFRSs. Selected financial summary for 2007 to 2009, including selected consolidated statement of income data and balance sheet data for 2007, 2008 and 2009 were prepared in accordance with IFRSs/HKFRSs.

RESULTS

Selected Statement of Income Data

	2009	2008 (As restated)	2007 (As restated)	2006 (As restated)	2005 (As restated)
Continuing operations					
Revenue	**153,945**	159,792	159,940	153,715	145,435
Interconnection charges	**(12,955)**	(13,038)	(12,198)	(9,582)	(7,553)
Depreciation and amortisation	**(47,587)**	(47,961)	(47,625)	(47,119)	(44,575)
Networks, operations and support expenses	**(21,728)**	(18,736)	(17,877)	(16,518)	(15,623)
Leasing fee for telecommunications networks in Southern China	**(2,000)**	–	–	–	–
Employee benefit expenses	**(21,931)**	(20,758)	(19,398)	(18,564)	(17,813)
Other operating expenses	**(36,723)**	(37,748)	(36,353)	(33,791)	(31,515)
Finance costs	**(1,036)**	(2,423)	(3,241)	(4,393)	(4,450)
Interest income	**91**	265	305	414	246
Impairment loss on property, plant and equipment	**—**	(11,837)	–	–	–
Deficit on revaluation of property, plant and equipment	**—**	–	–	(1,335)	–
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	**—**	–	(569)	(2,397)	–
Realised gain on changes in fair value of derivative financial instrument	**1,239**	–	–	–	–
Other gains - net	**962**	2,097	5,100	886	349
Profit from continuing operations before income tax	**12,277**	9,653	28,084	21,316	24,501
Income tax expenses	**(2,721)**	(1,828)	(7,175)	(6,421)	(5,635)
Profit from continuing operations	**9,556**	7,825	20,909	14,895	18,866
Discontinued operations					
Profit/(loss) from discontinued operations	**—**	1,438	657	973	(426)
Gain on disposal of discontinued operations	**—**	26,135	–	1,878	–
Profit for the year	**9,556**	35,398	21,566	17,746	18,440
Attributable to:					
Equity holders of the Company	**9,556**	35,398	21,566	17,746	18,440
Minority interest	**—**	–	–	–	–
	9,556	35,398	21,566	17,746	18,440

For the five-year ended 31 December 2009
(All amounts in RMB millions, except per share data)

RESULTS (Continued)

Selected Statement of Income Data (Continued)

	2009	2008 (As restated)	2007 (As restated)	2006 (As restated)	2005 (As restated)
Earnings per share for profit attributable to equity holders of the Company					
- basic (RMB)	**0.40**	1.49	0.93	0.79	0.82
- diluted (RMB)	**0.40**	1.48	0.92	0.78	0.81
Earnings per share for profit from continuing operations attributable to equity holders of the Company					
- basic (RMB)	**0.40**	0.33	0.90	0.66	0.84
- diluted (RMB)	**0.40**	0.33	0.89	0.65	0.83
Earnings per share for profit from discontinued operations attributable to equity holders of the Company					
- basic (RMB)	**—**	1.16	0.03	0.13	(0.02)
- diluted (RMB)	**—**	1.15	0.03	0.13	(0.02)

Financial Summary

For the five-year ended 31 December 2009
(All amounts in RMB millions, except per share data)

RESULTS (Continued)

Selected Balance Sheet Data

	2009	2008 (As restated)	2007 (As restated)	2006 (As restated)	2005 (As restated)
Property, plant and equipment, net	**351,157**	285,469	277,787	289,028	290,879
Available-for-sale financial assets	**7,977**	95	287	39	51
Current assets	**30,613**	38,133	34,220	41,237	32,612
Accounts receivable, net	**8,825**	9,341	11,533	11,772	11,682
Cash and cash equivalents	**7,820**	10,237	12,663	20,572	11,380
Total assets	**417,045**	348,752	338,222	355,546	350,617
Current liabilities	**199,825**	127,933	124,423	144,849	152,923
Accounts payables and accrued liabilities	**104,072**	67,509	51,473	48,689	41,203
Short-term loans	**63,971**	11,996	19,261	41,410	65,430
Commercial paper	**—**	10,000	20,000	16,898	9,865
Long-term bank loans	**759**	997	16,086	27,253	29,207
Corporate bonds	**7,000**	7,000	2,000	—	—
Convertible bonds	**—**	—	—	10,325	—
Total liabilities	**210,578**	141,025	160,033	200,152	209,168
Total equity	**206,467**	207,727	178,189	155,394	141,449

Note:

The 2005, 2006, 2007 and 2008 comparative figures have been restated to reflect the effect of the 2009 Business Combination between entities under common control, which is accounted for using merger accounting/predecessor values method. Please refer to Note 4.2(b) for details.

Prior to 2007, the accounting policies between the Group and China Netcom were not fully aligned such that the buildings held by the Group (other than those held by China Netcom) were stated at revalued amounts less accumulated depreciation and accumulated impairment losses, while all property, plant and equipment other than the buildings (other than those held by China Netcom) were stated at historical costs less accumulated depreciation and accumulated impairment losses.

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the mutual investment by the Company and Telefónica S.A. in each other and the Company's strategic alliance with Telefónica S.A., the off-market share repurchase by the Company from SK Telecom Co., Ltd.; (ii) the Company's plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) the Company's competitive position, including the Company's ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company's position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company's future business condition, including the Company's future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company's new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;
- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;
- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
- effects of the Company's restructuring and integration following the completion of the Company's merger with China Netcom Group Corporation (Hong Kong) Limited;
- effects of the Company's adjustments in its business strategies relating to the personal handyphone system, or PHS, business;
- effects of the Company's acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
- changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;
- changes in the political, economic, legal and social conditions in the PRC, including the PRC Government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
- the recovery from the recent global economic downturn inside and outside the PRC.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

Designed by Cre8 (Greater China) Limited

www.chinaunicom.com.hk

China Unicom (Hong Kong) Limited
75th Floor, The Center, 99 Queen's Road Central, Hong Kong
Tel (852) 2126 2018 Fax (852) 2126 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the Month of April 2010

Commission File Number 1-15028

China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): __.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number	
1	Annual Report for the fiscal year ended December 31, 2009, filed with The Stock Exchange of Hong Kong Limited, dated April 12, 2010.

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the mutual investment by the Company and Telefónica S.A. in each other and the Company's strategic alliance with Telefónica S.A., the off-market share repurchase by the Company from SK Telecom Co., Ltd.; (ii) the Company's plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) the Company's competitive position, including the Company's ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company's position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company's future business condition, including the Company's future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company's new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;
- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
- effects of the Company's restructuring and integration following the completion of the Company's merger with China Netcom Group Corporation (Hong Kong) Limited;
- effects of the Company's adjustments in it's business strategies relating to the personal handyphone system, or PHS, business;
- effects of the Company's acquisition from it's parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
- changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;
- changes in the political, economic, legal and social conditions in the PRC, including the PRC Government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
- the recovery from the recent global economic downturn inside and outside the PRC.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date:



By: ______________________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer